  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 1997

                                                REGISTRATION NO. 333-24417

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1
                                    TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                          FIRST STATE BANCORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
              NEW MEXICO                             85-0366665
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                              111 LOMAS AVENUE NW
                         ALBUQUERQUE, NEW MEXICO 87102
                                (505) 241-7500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        MICHAEL R. STANFORD, PRESIDENT
                              111 LOMAS AVENUE NW
                         ALBUQUERQUE, NEW MEXICO 87102
                                (505) 241-7500
(NAME, ADDRESS, AND TELEPHONE NUMBER INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               WITH COPIES TO:

       JEFFREY W. HELLBERG, ESQ.             WILLIAM S. RUBENSTEIN, ESQ.
     HINKLE, COX, EATON, COFFIELD           SKADDEN, ARPS, SLATE, MEAGHER
          & HENSLEY, L.L.P.                           & FLOM LLP
         1700 BANK ONE CENTER                     919 THIRD AVENUE
         AMARILLO, TEXAS 79101                NEW YORK, NEW YORK 10022
         (806) 372-5569                            (212) 735-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 25, 1997
PROSPECTUS

                                $12,000,000

                        FIRST STATE BANCORPORATION

                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2017

  The $    aggregate principal amount of   % Convertible Subordinated
Debentures due 2017 (the "Debentures") are convertible at any time before maturity, unless previously redeemed, into shares of common stock, no par value per share (the "Common Stock"), of First State Bancorporation (the "Company")
at a conversion price of $   per share (equivalent to a conversion rate of
shares per $1,000 principal amount of Debentures), subject to adjustment in certain events. On April 16, 1997, the last reported sale price of the Common Stock on The Nasdaq Stock Market's National Market (symbol: FSNM) was $14.75 per share. See "Market for Common Stock and Dividends."Before this offering, there has been no public market for the Debentures. The Company intends to file an application to list the Debentures for quotation on The Nasdaq SmallCap Market.

  Interest on the Debentures is payable semiannually in arrears on each     and
   , commencing on    , 1997. The Debentures are redeemable, in whole or in
part, at any time and from time to time on or after    , 2001, at the option of
the Company at fixed redemption prices as set forth herein, together with accrued interest to the redemption date; provided that the Debentures may be redeemed at the option of the Company, in whole or in part, at any time before
     , 2001, without any premium if the closing sale price of the Common Stock for at least 30 consecutive trading days equals or exceeds 140% of the conversion price then in effect. The Debentures are not subject to any sinking fund.

  The Debentures will be unsecured general obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. See "Risk Factors--Subordination." The Company currently has no Senior Indebtedness. Payment of principal of the Debentures may be accelerated only in certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration of payment of the Debentures in the case of a default in the performance of any covenant of the Company, including payment of principal or interest. See "Description of the Debentures--Events of Default and Default."

  The Debentures will be issued in the form of a global debenture or debentures (the "Global Debentures") registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as depositary. Beneficial interests in the Global Debenture will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Debentures--Book-Entry."

                                  ----------

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT
              SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            PRICE TO  UNDERWRITING  PROCEEDS TO
                                            PUBLIC(1) DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Debenture.............................      %           %            %
--------------------------------------------------------------------------------
Total(4)..................................    $          $             $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from    , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $   .

(4) The Company has granted the Underwriters a 30-day option to purchase up to $1,800,000 principal amount of additional Debentures, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be approximately $   , $   , and
    $   , respectively. See "Underwriting."

                                  ----------

  The Debentures are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York, on or about         , 1997 against
payment therefor in immediately available funds.

                         KEEFE, BRUYETTE & WOODS, INC.

                   The date of this Prospectus is    , 1997.

[LOGO]
                            BANKING LOCATIONS

                         [PASTE UP CRC MAP @ 80%]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OFFERED HEREBY AND THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK OR BOTH, THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus. Unless otherwise indicated, all share and per share information for periods prior to November 20, 1995, has been adjusted to give effect to a 5-for-4 split of the Common Stock effected on November 20, 1995. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

THE COMPANY

  First State Bancorporation is a New Mexico-based bank holding company that provides commercial banking services primarily to small and medium-sized businesses through its subsidiary bank, First State Bank of Taos ("First State Bank" which, together with First State Bancorporation, is referred to herein as the "Company" unless the context indicates otherwise). The Company operates four offices in Taos County, five offices in Albuquerque, two offices in Santa Fe and one office each in Rio Rancho, Los Lunas, Bernalillo and Placitas, New Mexico. First State Bank, the largest bank in Taos County, has operated in the county since 1922. See "The Company--History." At December 31, 1996, the Company had total assets, total deposits and total stockholders' equity of $325.0 million, $277.4 million and $21.1 million, respectively.

  Management's strategy is to provide a business culture in which customers are provided individualized service. As part of its operating and growth strategies, the Company is seeking to (i) place greater emphasis on attracting core deposits from, and providing financial services to, small and medium-sized businesses; (ii) expand operations in Albuquerque, Santa Fe, and other strategic areas in New Mexico; (iii) maintain asset quality through strict adherence to credit administration standards; (iv) manage interest rate risk;
(v) continue to improve internal operating systems and (vi) manage noninterest expenses.

  Management believes that the Company is qualified to pursue an aggressive growth strategy throughout New Mexico due to its responsive customer service, its streamlined management structure, the strong community involvement of the Company's management and employees and recent trends in the New Mexico banking environment. Changes in banking laws have allowed out-of-state bank holding companies to acquire New Mexico banking institutions. As a result, several competing banks have been acquired by larger out-of-state institutions. See "The Company--Growth Strategy." Management believes that, in certain cases, the acquiring institutions have shifted the focus of the acquired banks away from the small and medium-sized businesses that are at the core of the Company's marketing efforts. The Company is seeking to capitalize on this environment by expanding internally and through de novo branching opportunities and select acquisitions.

  Management believes that the changes in the competitive environment have created expansion opportunities for the Company. These opportunities are primarily centered in the Albuquerque, Santa Fe, Rio Rancho, and Los Lunas markets. The Company has added staff to service the additional volume of loans and deposits obtained as a result of expansion in these marketplaces. The level of any additional staffing and related expenses will depend on the magnitude of continued growth. In addition, the Company will consider potential acquisition opportunities that complement the Company's existing operations and provide economies of scale when combined with its existing locations. The Company is not in negotiations with respect to any potential acquisitions. See "The Company--Growth Strategy."

  The Company's executive offices are located at 111 Lomas, Albuquerque, New Mexico 87102, and its telephone number is (505) 241-7500.

THE OFFERING

Securities Offered........  $    in principal amount of   % Convertible Subor-
                            dinated Debentures due     , 2017.

Interest Payment Dates....       and     , commencing on     , 1997.

Convertibility............  Convertible into Common Stock at any time before
                            maturity or redemption at $   per share, subject to
                            adjustment in certain events.

Mandatory Redemption......  None.

Optional Redemption.......  The Debentures are redeemable, in whole or in part, at any time and from time to time, on or after
                                , 2001, at the option of the Company on not
                            less than 30 days notice, at fixed redemption prices as set forth herein, together with accrued interest to the redemption date; provided that the Debentures may be redeemed at the option of the Company, in whole or in part, at any time before
                                , 2001, without any premium if the closing sale
                            price of the Common Stock for at least 30 consecu-tive trading days equals or exceeds 140% of the conversion price then in effect. See "Description of the Debentures."

Subordination.............  The payment of principal and premium, if any, and interest on the Debentures is subordinated to all existing and future Senior Indebtedness (as defined herein). The Company currently has no Senior In-debtedness. The Indenture (as defined herein) does not limit the incurrence of indebtedness, including Senior Indebtedness, by the Company. See "Descrip-tion of the Debentures--Subordination."

Events of Default.........  The Indenture defines an Event of Default with re-
                            spect to the Debentures as being certain events in-volving the bankruptcy, insolvency or reorganiza-tion of the Company. The Indenture does not provide for any right of acceleration of the payment of principal or interest or in the performance of any covenant or agreement in the Debentures or in the Indenture. See "Description of the Debentures-- Events of Default and Defaults."

Use of Proceeds...........  A portion of the net proceeds will be contributed to the capital of First State Bank and the remain-ing net proceeds will be used for general corporate purposes. In addition, the Company may use a por-tion of such proceeds to pay any costs incurred in connection with the redemption of the Company's currently outstanding 7% Convertible Exchangeable Redeemable Subordinated Debentures Due 2003 (the "7% Debentures"). See "Use of Proceeds."

Nasdaq SmallCap Market
 Symbol...................
Common Stock..............  The Common Stock is quoted on The Nasdaq Stock Mar-
                            ket's National Market under the symbol "FSNM." At March 31, 1997, 2,227,332 shares of Common Stock were outstanding.


RISK FACTORS

  Before making an investment decision, prospective investors should consider all of the information in this Prospectus. In particular, prospective investors should evaluate the factors discussed under "Risk Factors."

RECENT DEVELOPMENTS

  Net income for the three months ended March 31, 1997 was $710,000 or $0.28 per fully diluted share, compared to $505,000 or $0.22 per fully diluted share for the same period of 1996, an increase of 40.6% and 27.3% in net income and earnings per fully diluted share, respectively. Total assets were $351 million at March 31, 1997, an increase of 33.0% from $264 million at March 31, 1996. Loans and leases increased $60.7 million and total deposits increased $78.1 million over March 31, 1996 levels. Return on average assets and return on average equity for the first quarter of 1997 were 0.85% and 13.06%, respectively, compared to 0.78% and 11.56%, respectively, for the same period in 1996. See "Recent Developments."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           AS OF AND FOR THE
                                        YEARS ENDED DECEMBER 31,
                              ------------------------------------------------
                                1996      1995      1994    1993(1)   1992(1)
                              --------  --------  --------  --------  --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                 DATA)
INCOME STATEMENT DATA:
Net interest income.........  $ 16,064  $ 13,307  $ 10,957  $  7,581  $  6,401
Provision for loan and lease
 losses.....................     1,231       418       248       267       198
                              --------  --------  --------  --------  --------
 Net interest income after
  provision for loan and
  lease losses..............    14,833    12,889    10,709     7,314     6,203
Noninterest income..........     2,934     1,683     1,705     1,204     1,347
Loss from credit card
 processing operations......       --     (1,208)     (158)      --        --
Noninterest expense.........    14,590    10,926     9,625     6,724     6,137
                              --------  --------  --------  --------  --------
 Income before taxes........     3,177     2,438     2,631     1,794     1,413
 Income tax expense
  (benefit).................     1,116       763       240       (17)       67
                              --------  --------  --------  --------  --------
Net income available to
 common stockholders........  $  2,061  $  1,675  $  2,391  $  1,811  $  1,346
                              ========  ========  ========  ========  ========
PER SHARE DATA:
Net income(2)...............  $   0.88  $   0.77  $   1.06  $   1.21  $   0.98
Book value..................      9.69      8.88      8.04      6.97      5.83
Dividends paid..............     0.200     0.154     0.064       --      0.433
Average fully diluted common
 shares outstanding (in
 thousands).................     2,136     2,052     2,019     1,442     1,363
AVERAGE BALANCE SHEET DATA:
Total assets................  $285,628  $229,382  $186,886  $140,083  $126,150
Investment securities.......    35,611    34,250    32,211    21,642    25,959
Loans and leases............   218,776   164,172   133,685   102,974    85,058
Deposits....................   242,366   195,079   160,226   126,989   114,446
Stockholders' equity........    18,313    16,817    14,723     9,031     7,396
PERFORMANCE RATIOS:
Return on average assets....      0.72%     0.73%     1.28%     1.29%     1.07%
Return on average common
 equity.....................     11.25      9.96     16.24     20.05     18.20
Net interest margin.........      6.25      6.49      6.46      5.89      5.60
Efficiency ratio(3).........     76.84     72.80     76.00     76.64     80.67
ASSET QUALITY RATIOS(4):
Nonperforming assets to
 total loans, leases and
 other real estate owned....      1.17%     1.60%     1.17%     1.99%     3.75%
Net charge-offs to average
 loans and leases...........      0.26      0.02      0.17      0.25      0.27
Allowance for loan and lease
 losses to total loans......      1.00      1.01      0.98      1.18      1.21
Allowance for loan and lease
 losses to nonperforming
 loans(5)...................    153.52     81.58    290.12    201.26    134.45
CAPITAL RATIOS(4):
Leverage ratio..............      6.17%     6.55%     7.06%     7.21%     5.18%
Average stockholders' equity
 to average total assets....      6.41      7.33      7.88      6.45      5.86
Tier 1 risk-based capital
 ratio......................      7.40      7.80      9.04      9.83      7.36
Total risk-based capital
 ratio......................      8.30      8.70      9.90     10.96      8.54

--------

(1) Except for December 1993, does not reflect the operations of the Santa Fe Bank, which was acquired by the Company on December 1, 1993. This acquisition was accounted for as a purchase.

(2) Net income per share is based upon the weighted average number of shares of Common Stock, Common Stock equivalents, Common Stock options, Common Stock warrants and 7% Debentures outstanding during the period.

(3) Calculated by dividing total noninterest expense, excluding securities gains and losses, by net interest income plus noninterest income.

(4) At period end, except net charge-offs to average loans and average stockholders' equity to average total assets.

(5) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.

                                 RISK FACTORS

  An investment in the Debentures offered hereby involves certain risks. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company before purchasing the Debentures offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "will," "should," "projected," "contemplates" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the matters covered by the forward-looking statements will be achieved. The following factors could cause actual experience to vary materially from the matters covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the continued services of Michael R. Stanford, President of the Company and First State Bank, H. Patrick Dee, Secretary and Treasurer of the Company and Executive Vice President and Chief Operating Officer of First State Bank, and other members of management who have relationships with customers of First State Bank. The loss of these officers could have an adverse affect on the Company's growth and profitability. Certain of these officers are participating in the Executive Income Protection Plan. See "Management--Executive Income Protection Plan."

GROWTH STRATEGY AND POSSIBLE NEED FOR ADDITIONAL CAPITAL

  The Company intends to pursue an aggressive growth strategy. This strategy is focused primarily upon the ability of the Company to develop new account relationships, establish de novo branches, complete acquisitions and generate loans and deposits at acceptable risk levels and on acceptable terms. While the Company believes that its existing capital level and anticipated earnings will be sufficient to support the Company's operations and anticipated expansion within its existing markets during at least the next 12 months and to meet all regulatory requirements, other factors such as faster than anticipated growth, reduced earnings levels and changes in regulatory requirements may require the Company to seek additional capital. There can be no assurance that the Company will be successful in implementing, or will have the necessary regulatory capital to implement, its growth strategy or that it would be able to raise additional capital if necessary. See "Business--Growth Strategy," "--Competition" and "--Regulatory Oversight."

SOURCES OF PAYMENTS TO HOLDERS OF DEBENTURES; ABILITY TO PAY DIVIDENDS; POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES

  Although the Company holds all of the outstanding capital stock of First State Bank, the Company is a legal entity separate and distinct from First State Bank. Except with respect to any proceeds of this offering retained by the Company, the ability of the Company to pay the interest on and principal of the Debentures and to pay dividends on the Common Stock will depend primarily on the ability of First State Bank to pay dividends to the Company in amounts sufficient to service the Company's obligations, including its obligation to make any payments with respect to securities issued by the Company in the future which are pari passu or have a preference over the Debentures or the Common Stock, as applicable, with respect to the payment of principal, interest, or dividends. See "Regulation and Supervision."

  First State Bank's ability to pay dividends, make other capital distributions, or pay management fees to the Company is governed by federal and state law. Under regulations issued by the Board of Governors of the Federal Reserve System (the "FRB" or "Federal Reserve Board"), First State Bank is permitted to pay dividends during a calendar year of up to the lesser of (i) its undivided profits then on hand, less its losses and bad debts, or
(ii) the total of the bank's net profits for that year combined with its retained net profits of the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. (Undivided profits may include, if approved by First State Bank's Board of Directors and the

FRB, part or all of any capital surplus that exceeds capital surplus required by state law.) Any additional capital distributions would require prior regulatory approval. In addition, First State Bank is prohibited under federal law from paying any dividend that would cause it to become undercapitalized. As of December 31, 1996, First State Bank met the capital requirements of an adequately capitalized institution under applicable FRB regulations. Additionally, the FRB has the right to object to a distribution on safety and soundness grounds. There is no assurance that First State Bank will remain adequately capitalized or that it will be in a position to make capital distributions to the Company in an amount sufficient for the Company to service the Debentures, or to pay dividends on the Common Stock issuable upon conversion of the Debentures. See "Regulation and Supervision."

  It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. Principal sources of revenues for the Company are expected to be dividends received from First State Bank and earnings on the proceeds of this offering that are retained by the Company.

  In addition, the federal regulatory agencies are authorized to prohibit a banking institution or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

  There is no restriction in the Indenture on the ability of the Company to issue securities which are pari passu or have a preference over the Debentures or the Common Stock, nor is there any restriction on the ability to issue additional capital stock or incur additional indebtedness.

SUBORDINATION

  The payment of principal of, premium, if any, and interest on the Debentures will, to the extent set forth in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness. In certain events of insolvency, the payment of the principal of, premium if any, and interest on the Debentures will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined herein). See "Description of the Debentures--Subordination of Debentures." Only the capital stock of the Company is currently junior in right of payment to the Debentures. As of March 26, 1997, the Company had no Senior Indebtedness and had outstanding $3.4 million in principal amount of 7% Debentures. The Company has called for redemption the 7% Debentures effective April 30, 1997. The Indenture does not limit the incurrence of additional indebtedness by the Company, including Senior Indebtedness, or by First State Bank.

  The Debentures will be obligations of the Company only, are not obligations of or deposits in First State Bank, and are not insured by any government agency. Because the Company is a bank holding company, its rights and the rights of its creditors, including the holders of the Debentures, to participate in any distribution of the assets of First State Bank (either as a shareholder or as a creditor), upon a liquidation, reorganization, or insolvency of First State Bank (and the consequent right of the holders of the Debentures to participate in those assets) will be subject to the claims of the creditors of First State Bank (including depositors in First State Bank). If the Company is a creditor of First State Bank, the claims of the Company would be subject to any prior security interest in the assets of First State Bank and any indebtedness of First State Bank senior to that of the Company.

LIMITED COVENANTS

  The covenants in the Indenture are limited and do not protect holders of Debentures in the event of a material adverse change in the Company's financial condition or results of operations. Additionally, as more fully described in "Description of the Debentures," payments of principal of the Debentures can be accelerated only upon certain events of bankruptcy, insolvency, or reorganization of the Company. There is no right of acceleration of payment of the Debentures in the case of a default in the performance of any covenant of the Company, including payment of principal or interest. Neither the Debentures nor the Indenture contains any provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, including indebtedness which will rank senior to the Debentures. Neither the Debentures nor the Indenture contains any financial ratios or specified levels of liquidity to which the Company must adhere. In addition, neither the Debentures nor the Indenture contains any provision which requires the Company to repurchase, redeem or modify the terms of the Debentures upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debentures. Therefore, neither the covenants nor the other provisions of the Indenture should be a significant factor in evaluating whether the Company will be able to comply or will comply with its obligations under the Debentures. See "Description of the Debentures."

ABSENCE OF PUBLIC MARKET FOR DEBENTURES

  Before this offering, there has been no public market for the Debentures. Although the Company intends to apply to have the Debentures approved for quotation on The Nasdaq SmallCap Market, there is no assurance that the Debentures will be approved for quotation. Keefe, Bruyette & Woods, Inc. has advised the Company that it intends to make a market in the Debentures and the Common Stock but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that an active trading market for the Debentures will develop, or, if any market develops, that it will be sustained. Accordingly, holders of Debentures may experience difficulty in reselling or may be unable to sell the Debentures. Additionally, since the prices of securities generally fluctuate, there can be no assurance that purchasers in this offering will be able to sell the Debentures at or above the purchase price.

LIMITED TRADING MARKET FOR COMMON STOCK

  The Debentures are convertible at any time before maturity, unless previously redeemed, into shares of Common Stock of the Company. There is no assurance that an active trading market for the Common Stock will be developed or sustained or that a holder of Common Stock will have the ability to dispose of his shares in a liquid market. The Common Stock was first issued by the Company and commenced trading on The Nasdaq Stock Market's National Market on November 3, 1993. As of March 31, 1997, there were outstanding 2,227,332 shares of Common Stock. See "Market for Common Stock and Dividends."

ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation (the "Articles") contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include (i) a Board of Directors classified into three classes with the directors of each class having staggered, three-year terms, (ii) a requirement that the holders of at least two-thirds of the outstanding Common Stock approve the removal of a director without cause and (iii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at meetings of stockholders. The Articles authorize the Board of Directors of the Company to issue shares of preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. The Company has a Shareholder Protection Rights Agreement (the "Rights Agreement") in effect to ensure that all stockholders receive fair and equal treatment in the event of any proposal to acquire control of the Company. Under the Rights Agreement, each stockholder holds one right for each share of Common Stock held of record. Upon the occurrence of certain triggering events set forth in the Rights Agreement, holders of the rights, other than the "acquiring person" or any affiliate or transferree of such acquiring person, may be entitled to purchase Common Stock or, in the event of a merger or other business combination in which the Common Stock interests of the Company's stockholders are changed, stock of the "acquiring person," at half the market value of such stock. The Board of Directors may, at its option, exchange all of the rights (other than rights held by the "acquiring person") for Common Stock of the Company on a one-for-one basis. The Company will be entitled to redeem the rights for $0.01 per right until the tenth day following a public announcement of the acquisition of ten percent of the Common Stock. The rights expire on October 25, 2006, unless earlier redeemed or exchanged by the Company. See "Description of Capital Stock--Common Stock " and "--Certain Anti-Takeover Provisions."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Bylaws provide for the indemnification of its officers and directors and in certain circumstances, exculpate its officers and directors from liability for breaches of their fiduciary duties to the Company. See "Management--Indemnification."

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

  The Company's success is dependent to a significant extent upon general economic conditions in the Albuquerque metropolitan area and Santa Fe and Taos counties. The banking industry in First State Bank's trade area is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. Economic recession over a prolonged period of time in the area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the national and/or local economies would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

  The Company's earnings depend to a substantial extent on "rate differentials," i.e., the difference between the income the Company receives from loans, securities and other earning assets, and the interest it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory authorities. Increases in the discount rate by the FRB usually lead to rising interest rates, which affect the Company's interest income, interest expense and securities portfolio. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management."

COMPETITION

  The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in its trade areas. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those offered by the Company. Many of such competitors have significantly greater financial and other resources than the Company. Although the Company has been able to compete effectively in the past, no assurance can be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and non-financial institutions is expected to continue.

REGULATORY OVERSIGHT

  Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the FRB. The Bank, as a state member bank, is subject to regulation and supervision by the FRB and the New Mexico Financial

Institutions Division of the Regulation and Licensing Department and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation (the "FDIC"). These regulations are intended primarily for the protection of depositors, rather than for the benefit of investors. The Company and First State Bank are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax law and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and First State Bank in the future.

  FRB policy requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries and commit resources to their support. The FRB has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" doctrine, which could have the effect of decreasing funds available for the payment of principal and interest on the Debentures or for distributions to stockholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Regulation and Supervision."

REGULATION OF CONTROL

  Individuals or entities, alone or acting in concert with others, who acquire 10% or more of any class of voting securities of the Company may be presumed to have acquired "control" of the Company under the Change in Bank Control Act, which requires the prior approval of the FRB for any such acquisition. Persons other than individuals, alone or acting in concert, seeking to acquire 25% or more (5% or more in the case of an acquiror that is a bank holding company) of any class of voting securities of, or otherwise seeking to control, the Company are also required to seek the prior approval of the FRB under the BHCA. For purposes of these approval requirements, the FRB, in general, considers securities convertible into voting securities to be voting securities.

                                  THE COMPANY

  The Company is a New Mexico-based bank holding company that provides commercial banking services primarily to small and medium-sized businesses through its subsidiary bank First State Bank. The Company operates four offices in Taos County, five offices in Albuquerque, two offices in Santa Fe and one office each in Rio Rancho, Los Lunas, Bernalillo and Placitas, New Mexico. In addition, the Company has received approval to open a new branch in the Moriarty market, with the opening tentatively scheduled for the third quarter of 1997. First State Bank, the largest bank in Taos County, has operated in the county since 1922. The Company acquired three Albuquerque branches in 1991 by merging the business operations of First State Bank with an affiliated bank. The Company entered the Santa Fe market with the acquisition of a controlling interest in First State Bank of Santa Fe (the "Santa Fe Bank") on December 1, 1993. The Santa Fe Bank was merged into First State Bank on June 5, 1994. See "--History." At December 31, 1996, the Company had total assets, total deposits and total stockholders' equity of $325.0 million, $277.4 million and $21.1 million, respectively.

  Management's strategy is to provide a business culture in which customers are provided individualized service. As part of its operating and growth strategies, the Company is seeking to (i) place greater emphasis on attracting core deposits from, and providing financial services to, small and medium-sized businesses; (ii) expand operations in Albuquerque, Santa Fe and other strategic areas in New Mexico; (iii) maintain asset quality through strict adherence to credit administration standards; (iv) manage interest rate risk;
(v) continue to improve internal operating systems and (vi) manage noninterest expenses.

  Management believes that the Company is qualified to pursue an aggressive growth strategy throughout New Mexico due to its responsive customer service, its streamlined management structure, the strong community involvement of the Company's management and employees and recent trends in the New Mexico banking environment. Changes in banking laws have allowed out-of-state bank holding companies to acquire New Mexico banking institutions. As a result, several competing banks have been acquired by larger out-of-state institutions. See "--Growth Strategy." Management believes that, in certain cases, the acquiring institutions have shifted the focus of the acquired banks away from the small and medium-sized businesses that are at the core of the Company's marketing efforts. The Company is seeking to capitalize on this environment by expanding internally and through de novo branching opportunities and select acquisitions.

  Management believes that the changes in the competitive environment have created expansion opportunities for the Company. These opportunities are primarily centered in the Albuquerque, Santa Fe, Rio Rancho and Los Lunas markets. The Company has added staff to service the additional volume of loans and deposits obtained as a result of expansion in these marketplaces. The level of any additional staffing and related expenses will depend on the magnitude of continued growth. In addition, the Company will consider potential acquisition opportunities that complement the Company's existing operations and provide economies of scale when combined with its existing locations. The Company is not in negotiations with respect to any potential acquisitions. See "--Growth Strategy."

  At December 31, 1996, First State Bank was "adequately capitalized" under regulatory capital guidelines.

  The Company's executive offices are located at 111 Lomas, Albuquerque, New Mexico 87102, and its telephone number is (505) 241-7500.

HISTORY

  In 1988, Livingston & Co. Southwest L.P. ("Livingston & Co.") formed the Company and an affiliated company, New Mexico Bank Corporation, to acquire banking institutions in New Mexico. In December 1988, the Company acquired First State Bank and New Mexico Bank Corporation acquired National Bank of Albuquerque ("NBA"). After a change in New Mexico banking laws in 1991, the Company and New Mexico Bank Corporation merged and NBA was merged into First State Bank.

  At the time of its acquisition, First State Bank had high levels of problem assets relative to total assets and an unacceptable record of loan charge-offs. To address these problems, Michael R. Stanford, who had been appointed President of First State Bank in April 1988 and is President of the Company, and his management team, focused on (i) strengthening underwriting standards and increasing senior management involvement in loan approvals and (ii) pursuing an aggressive policy of foreclosing upon nonperforming loans and selling the underlying collateral. In addition, the Company sought to manage noninterest expense by implementing expense and overhead reductions, including eliminating two unprofitable branch offices and one redundant branch and reducing staffing levels in the remaining three branches.

  On December 1, 1993, the Company acquired 94.5% of the outstanding shares of common stock (the "Santa Fe Stock") of the Santa Fe Bank (the "Santa Fe Bank Transaction"). The selling shareholders of the Santa Fe Bank (the "Selling Santa Fe Shareholders") included individuals who were (and continue to be) members of the Company's senior management team, as well as individuals who subsequently became members of the Board of Directors of the Company (collectively, the "Affiliated Sellers"). The Affiliated Sellers owned, in the aggregate, approximately 70% of the outstanding shares of Santa Fe Stock. The Company issued 236,925 shares of the Company's Common Stock to the Selling Santa Fe Shareholders in the Santa Fe Bank Transaction. Based on the closing sale price of the Company's Common Stock on December 1, 1993 of $8.40 per share, the total market value of the consideration received by the Selling Santa Fe Shareholders in the Santa Fe Bank Transaction equaled approximately $2.0 million, which represented 150% of the book value of the Santa Fe Bank at June 30, 1993.

  The Selling Santa Fe Shareholders acquired their ownership interest in the Santa Fe Bank in March 1993 (the "March Transaction") for an aggregate amount of $1.3 million from another bank holding company which had acquired such stock through foreclosure of a bank stock loan. The terms of such acquisition were favorable to the Selling Santa Fe Shareholders in part because the prior owner had held the shares of Santa Fe Stock in excess of the permitted holding period and was under pressure from its regulators to divest such holdings. The Selling Santa Fe Shareholders entered into an agreement to sell the shares of Santa Fe Stock to the Company on July 30, 1993. In addition to recognizing an aggregate gain of approximately $700,000 from the Santa Fe Bank Transaction, the Selling Santa Fe Shareholders received dividends in respect of the Santa Fe Stock of approximately $84,000 on June 30, 1993, and $215,000 on September 30, 1993. The consideration to be paid by the Company in the Santa Fe Bank Transaction was negotiated between representatives of the Selling Santa Fe

Shareholders (primarily Mr. Stanford, President and Chief Executive Officer of the Company, and Mr. H. Patrick Dee, Executive Vice President of the Company) and the Company. Because the Selling Santa Fe Shareholders included members of the Company's management, the transaction cannot be said to have been negotiated at arms length. The Company believes that the purchase price for the Santa Fe Bank was appropriate based on its review of comparable transactions, the Santa Fe Bank's earnings performance, asset quality and growth potential in the Santa Fe market, as well as the potential for operating efficiencies presented by combining the banks.

  The Company had been interested in acquiring the Santa Fe Bank prior to the March Transaction. However, the Company was precluded from purchasing the Santa Fe Bank at the time because the Federal Reserve Board had indicated that it would prohibit Livingston & Co., as well as any affiliate of Livingston & Co. (including the Company), from acquiring any additional financial institutions. In connection with the Company's initial public offering of Common Stock in November 1993, Livingston & Co.'s ownership interest in the Company was redeemed, thus allowing the Company to purchase the Santa Fe Bank.

  Since its initial public offering in 1993, the Company has made significant investments in expansion and technology. Since 1993, First State Bank has opened seven new branches which have contributed $80,364,000 in deposits. In addition, management estimates that these new branches have generated approximately $64,000,000 in loans.

  In 1996, First State Bank opened a de novo leasing department. Management believes that the leasing department will provide portfolio diversification as well as an additional vehicle for investing deposits resulting from branch expansions. The leasing department had funded leases of approximately $20,676,000 as of December 31, 1996.

  During 1996, First State Bank completed a conversion of its banking application software. Management believes that the new software will enhance the Bank's ability to service customers while realizing operational efficiencies. First State Bank also implemented a telephone banking system which is allowing it to handle growth without a proportionate increase in staff. In 1996, a deposit imaging system was implemented. This system has improved operational efficiencies and reduced certain direct costs.

OPERATING STRATEGY

  The Company's operating strategies include:

  . Providing responsive, personal customer service

  . Attracting new account relationships

  . Emphasizing community involvement

  . Developing new business opportunities

  . Increasing efficiency

  . Optimizing asset/liability management

  Customer Service. The Company's objective is to increase market share in both lending volume and deposits by providing responsive customer service that is tailored to its customers' needs. By maximizing personal contact with customers, maintaining low employee turnover and endeavoring to understand the needs and preferences of its customers, the Company is working to maintain and further enhance its reputation of providing excellent customer service, allowing it to achieve its growth and earnings goals.

  The Company has developed a streamlined management structure that allows it to make credit and other banking decisions rapidly. Management believes that this structure, when compared to other competing institutions, enables the Company to provide a higher degree of service and increased flexibility to creditworthy customers.

  New Account Relationships. The Company's strategy is to increase its emphasis on relationship banking with small and medium-sized businesses and individual customers across all product lines. The Company believes that the acquisition of many of the Company's local competitors by out-of-state banking companies has reduced the service level offered to customers of those banks and has created an opportunity for the Company to expand its customer base. The Company intends to capitalize on this opportunity by targeting its marketing efforts to those businesses and individuals who prefer the personalized customer service emphasized by the Company.

  Community Involvement. First State Bank management and other employees participate actively in a wide variety of civic and community activities and organizations, including local chambers of commerce, a board of education, United Way, and Habitat for Humanity. First State Bank also sponsors a number of community-oriented events each year. The Company believes that these activities assist First State Bank through increased visibility and through development and maintenance of customer relationships.

  New Business Opportunities. The Company has and will continue to consider a variety of new banking opportunities, whether through the opening of de novo branches, acquisition of an existing commercial bank or bank holding company, or other opportunities permissible under state and federal banking regulations. Expansion efforts will be focused in areas or markets that are complementary to the First State Bank's existing customer base and areas of operation. See "--Growth Strategy."

  Increasing Efficiency. Management believes that investments in technology and facilities made since 1993 will allow the Company to grow revenues significantly faster than expenses over the next three years. These investments should allow the Company to expand its asset base without a commensurate increase in noninterest expense.

  Asset/Liability Management. The Company's asset/liability management policy is designed to provide stable net interest income growth by protecting its earnings from undue interest rate risk. The Company maintains a strategy of keeping the rate adjustment period on the majority of both assets and liabilities to an earnings neutral position, with a substantial amount of these assets and liabilities adjustable in 90 days or less. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Asset/Liability Management."

GROWTH STRATEGY

  The Company expects to pursue an aggressive growth strategy through a combination of internal growth, de novo branching and select acquisitions. Several banks that compete with the Company have been acquired by larger out-of-state financial institutions since 1993. Management believes that these changes in the competitive environment have caused the acquired banks to significantly alter their operating procedures and their approach to customer service affording the Company an opportunity to gain profitable new account relationships and to expand existing relationships.

  In addition, management believes that there may be attractive opportunities to open new branches and acquire branches of existing or merged institutions in New Mexico. Management considers a variety of criteria when evaluating potential branch expansion, including (i) the short and long-term growth prospects for the location, (ii) the management and other resources required to integrate the operations, if such integration is desirable, (iii) the degree to which the branch would enhance the geographic diversification of the Company, (iv) the degree to which the branch would enhance the Company's presence in an existing market and (v) the costs of operating the branch. First State Bank has obtained approval to open one new branch in the Moriarty market, with the opening tentatively scheduled for the third quarter of 1997. An additional future branch site has been acquired in Santa Fe, and the Company is also evaluating other potential locations for new branches, one each in Albuquerque and Belen.

  The Company's goal over the next five years is to create a broad-based, well-capitalized, customer-focused New Mexico financial institution with assets of $600 to $700 million. Management believes that a financial institution of this size is large enough to meet the needs of most customers, yet small enough to deliver personal, high-quality service. To accommodate the Company's anticipated growth, management intends to further develop the existing middle management of the Company and further develop its MIS and other appropriate internal management systems. There can be no assurance, however, that the Company will achieve its growth objectives.

MARKET AREAS AND BANKING OFFICES

  Markets. First State Bank serves three distinct market areas within New
Mexico: Taos County; Albuquerque, Rio Rancho and Los Lunas; and Santa Fe. Taos County is a popular year-round recreation and tourist area. Ski and golf resorts in the area attract visitors from throughout the southwestern and western United States. Taos also has an active art community catering to the tourist trade.

  The Albuquerque, Rio Rancho and Los Lunas area comprises the largest metropolitan area in New Mexico and is the financial center of the state. It has a diverse economy centered around federal and state government, military, service and technology industries. Military facilities include Kirtland Air Force Base and Sandia National Laboratories. A number of companies, including Intel, Lockheed Martin, Taco Bell, Intuit, Sumitomo and General Mills, have initiated or expanded operations in the area in the past several years.

  Santa Fe is the state capital of New Mexico. Its principal industries are government and tourism. Like Taos, Santa Fe is widely known for its southwestern art galleries and amenities, including the Santa Fe Opera. Santa Fe is one of the largest art markets in the United States, attracting visitors from all parts of the United States and many foreign countries.

  First State Bank. The following table sets forth certain information concerning the banking offices of First State Bank as of December 31, 1996:

                                                                         TOTAL
                                                   NUMBER OF   TOTAL   LOANS AND
  LOCATION                                         FACILITIES DEPOSITS  LEASES
  --------                                         ---------- -------- ---------
                                                      (DOLLARS IN THOUSANDS)
First State Bank:
  Taos County.....................................      4     $ 75,471 $ 47,512
  Santa Fe........................................      2       48,490   35,804
  Albuquerque.....................................      5      112,951  124,471
  Los Lunas.......................................      1       15,767   23,235
  Rio Rancho......................................      3       25,854   19,904
                                                      ---     -------- --------
    Total.........................................     15     $278,533 $250,926
                                                      ===     ======== ========

  First State Bank offers a full range of financial services to commercial and individual customers, including checking accounts, short and medium-term loans, revolving credit facilities, inventory and accounts receivable financing, equipment financing, residential and small commercial construction lending, commercial leases, various savings programs, installment and personal loans, safe deposit services, credit cards and brokerage services.

  The Taos County locations provide conventional commercial and SBA loans to established commercial businesses and businesses that support the tourism and ski industries. The Taos branches also provide a broad range of consumer banking services, including a full complement of deposit and residential construction and other loan services.

  The Albuquerque, Rio Rancho and Los Lunas locations primarily serve established commercial businesses and individuals who may require a full range of banking services. In addition to an emphasis on conventional commercial and SBA lending, these locations are active in residential construction lending in the metropolitan Albuquerque area.

  The Santa Fe locations primarily serve a diverse group of small to medium-sized business and individual customers, including commercial businesses that support the tourism industry.

  First State Bank is the largest bank in Taos County with 39.4% of the total deposits as of June 30, 1996, the latest date as of which information is available. Management believes that the Company's growth in this market will be through general economic growth and not as a result of increased market share. In Albuquerque and Santa Fe, First State Bank had approximately 2.7% and 4.0%, respectively, of the total deposits as of June 30, 1996. Management believes that the Albuquerque, Los Lunas and Rio Rancho market, and the Santa Fe market offer the greatest growth opportunity for the Company. The Albuquerque market offers the Company a variety of expansion opportunities including a number of potential sites for new branch locations. As the Company pursues its growth objectives of providing high-quality personal banking services, future branch expansion will be a high priority. See "--Growth Strategy."

COMPETITION

  First State Bank competes for loans, leases and deposits with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders, governmental organizations and other institutions with respect to the scope and type of services offered, interest rates paid on deposits and pricing of loans, among other things. Many of these competitors have significantly greater financial and other resources than the Company. First State Bank also faces significant competition for investors' funds from sellers of short-term money market securities and other corporate and government securities.

  First State Bank competes for loans and leases principally through the range and quality of its services, interest rates and loan fees. First State Bank believes its personal service philosophy enables it to compete favorably with other financial institutions in its focus market of small and medium-sized businesses. First State Bank actively solicits deposit-related clients and competes for deposits by offering customers personal attention and professional service.

FACILITIES

  With the exception of its Southside facility in Taos, the Journal Center facility in Albuquerque and the Bernalillo facility, which are owned by First State Bank, the Company leases its banking facilities in Albuquerque, Taos, Santa Fe, Rio Rancho and Los Lunas. The following table shows the size and age of each of the banking facilities owned or leased by the Company:

                                                                   APPROXIMATE SQUARE
                                                                 FOOTAGE BUILDING AREA
                         APPROXIMATE LAND  APPROXIMATE SQUARE   NOW UTILIZED FOR BANKING
                               AREA       FOOTAGE BUILDING AREA         SERVICES         YEAR CONSTRUCTED OR
                            (SQ. FT.)           (SQ. FT.)              (SQ. FT.)           LAST RENOVATED:
                         ---------------- --------------------- ------------------------ -------------------
Taos
  Main..................      19,800              8,940                   8,940          Renovated 6-93
  North.................      45,215              2,239                   2,239          Renovated 9-95
  Questa................      17,947              1,050                   1,050          Renovated 8-93
  South.................      36,590              5,550                   5,550          Renovated 9-92
Albuquerque
  Lomas.................       9,119              9,199                   9,199          Renovated 3-95
  Carlisle..............      16,256              1,880                   1,880          Constructed 9-95
  Montgomery............      14,514              3,742                   3,742          Renovated 7-91
  Sycamore..............      45,834              5,164                   4,164          Constructed 9-94
  Journal Center........      88,427             13,200                  13,200          Constructed 9-95
Santa Fe
  San Mateo.............      62,334              6,955                   6,955          Renovated 11-95
  Downtown..............       5,100              2,116                   2,116          Constructed 12-95
Rio Rancho
  Rio Rancho............      50,214              5,500                   4,000          Constructed 3-95
  Placitas..............         807                807                     807          Constructed 9-94
  Bernalillo............      43,539              4,610                   4,610          Constructed 8-96
Los Lunas...............      57,243              4,327                   4,327          Constructed 8-95

EMPLOYEES

  As of December 31, 1996, the Company had 183 full-time equivalent employees. The Company places a high priority on staff development, training and selective hiring. New hires are selected on the basis of both technical skills and customer service capabilities. Staff development involves intensive training in marketing, customer service and regulatory compliance. None of the Company's employees is covered by a collective bargaining agreement, and management believes that its relationship with its employees is good.

                           RECENT DEVELOPMENTS

OVERVIEW

  Net income for the three months ended March 31, 1997 was $710,000 or $0.28 per fully diluted share, compared to $505,000 or $0.22 per fully diluted share for the same period of 1996, an increase of 40.6% and 27.3% in net income and earnings per fully diluted share, respectively. The growth in net income was primarily due to a $60.7 million increase in the loan and lease portfolio and a $15.9 million increase in the investment portfolio.

                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                      ------------------------
                                                         1997         1996
                                                      -----------  -----------
                                                            (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA)
      Income Statement Data:
        Net income available to common
         stockholders...............................  $       710  $       505
        Net income per share(1).....................         0.28         0.22
        Fully diluted average shares outstanding....    2,676,993    2,623,574
      Balance Sheet Data(2):
        Total assets................................  $   350,741  $   264,369
        Loans and leases, net.......................      259,490      199,535
        Total deposits .............................      307,046      228,897
        Total stockholders' equity..................       21,928       17,796
        Book value per share........................         9.82         8.98
      Performance Ratios
        Return on average assets....................         0.85%        0.78%
        Return on average common equity.............        13.06        11.56
      Asset Quality Ratios(2):
        Nonperforming assets to total assets(3) ....         0.94%        1.16%
        Allowance for loan and lease losses to total
         loans......................................         1.04         1.00

--------

(1) Net income per share is based upon the weighted average number of shares of Common Stock, Common Stock equivalents, Common Stock options, Common Stock warrants and 7% Debentures outstanding during the period.

(2) At period end.

(3) Nonperforming assets consist of accruing loans 90 days past due, non-accrual loans, restructured loans and other real estate owned.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Debentures offered hereby are estimated to be approximately $12,000,000 after deduction of the underwriting discount and estimated expenses. Initially, the Company intends to contribute to the capital of First State Bank such portion of the net proceeds of this offering as is required for First State Bank to constitute a "well capitalized" institution. See "Regulation and Supervision." First State Bank will use such funds for general corporate purposes, including working capital, and for financing possible future acquisitions. Any net proceeds retained by the Company will be used for general corporate purposes and may be used to pay any costs incurred in connection with the redemption of the 7% Debentures. In addition, from time to time the Company may contribute additional amounts to the capital of First State Bank if necessary for First State Bank to maintain "well capitalized" status under applicable regulatory capital guidelines. Approximately $3.4 million principal amount of the 7% Debentures was outstanding on March 31, 1997.

  Pending utilization as described above, the Company intends to invest the proceeds from this offering in short-term income producing obligations, including U.S. Treasury securities, federal agency securities, money market accounts and certificates of deposit.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on The Nasdaq Stock Market's National Market under the symbol "FSNM." The following table sets forth, for the periods indicated, the high and low bid prices on The Nasdaq Stock Market's National Market as reported by Nasdaq, and the dividends paid per share for the periods indicated. The Company's Common Stock commenced trading on November 3, 1993. The quotations in the over-the-counter market reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                                       DIVIDENDS
                                                          HIGH   LOW     PAID
                                                         ------ ------ ---------
       1995
       First Quarter.................................... $11.20 $ 9.00  $0.032
       Second Quarter...................................  11.20  11.20   0.032
       Third Quarter....................................  11.60  11.00   0.032
       Fourth Quarter...................................  12.60  11.25   0.050
       1996
       First Quarter.................................... $12.00 $11.00  $0.050
       Second Quarter...................................  12.50  10.88   0.050
       Third Quarter....................................  13.25  12.25   0.050
       Fourth Quarter...................................  14.75  13.25   0.050
       1997
       First Quarter.................................... $15.63 $14.50  $0.050
       Second Quarter (through April 14, 1997)..........  15.00  13.63      --

  The last reported sale price of the Company's Common Stock on April 16, 1997, was $14.75 per share. As of March 31, 1997, there were approximately 83 holders of record of Common Stock. The Company estimates that, as of March 31, 1997, there were approximately 1,500 beneficial holders of Common Stock.

DIVIDEND POLICY

  The declaration and payment of cash dividends are determined by the Board of Directors in light of the earnings, capital requirements and financial condition of the Company, and other relevant factors. The ability of the Company to pay cash dividends depends on the amount of cash dividends paid to it by First State Bank and the capital position of the Company. Capital distributions, including dividends, by First State Bank are subject to federal and state regulatory restrictions tied to its earnings and capital. See "Regulation and Supervision" and Note 10 of Notes to Consolidated Financial Statements of the Company.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at December 31, 1996, and as adjusted to reflect (i) the sale of the Debentures and (ii) the conversion of the outstanding 7% Debentures into shares of Common Stock. The information below should be read in conjunction with the detailed information and financial statements and notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus.

                                                         DECEMBER 31, 1996
                                                      -------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------- -------------
                                                      (DOLLARS IN THOUSANDS)
Long-term debt:
  7% Subordinated Convertible Debentures due 2003.... $     3,788   $         0
  Long-term advance from FHLB........................         218           218
   % Subordinated Convertible Debentures due 2017....           0        12,000
                                                      -----------   -----------
    Total long-term debt............................. $     4,006   $    12,218
                                                      ===========   ===========
Stockholders' equity:
  Preferred Stock, no par value, 1,000,000 shares
   authorized, none issued or outstanding............         --            --
  Common Stock, no par value, 4,000,000 shares
   authorized, 2,172,357 shares issued and
   outstanding(1)(2)................................. $    11,907   $    15,576
  Retained earnings..................................       9,098         9,098
  Net unrealized appreciation on investment
   securities available for sale--net of deferred
   income taxes......................................          46            46
                                                      -----------   -----------
    Total stockholders' equity....................... $    21,051   $    24,720
                                                      ===========   ===========

--------

(1) Does not include 248,863 shares of Common Stock issuable upon exercise of stock options outstanding at December 31, 1996, of which 192,363 were exercisable as of December 31, 1996.
(2) Adjustment reflects the issuance of Common Stock in respect of the conversion of the 7% Debentures, less unamortized offering costs incurred in connection with the issuance of the 7% Debentures. The Company called the 7% Debentures for redemption effective April 30, 1997. Although the Company expects substantially all of the 7% Debentures to be converted into Common Stock, there can be no assurance that any of the 7% Debentures will be converted. If none of the outstanding 7% Debentures is converted, Common Stock would be $11,907, retained earnings would be $8,979 and total stockholders' equity would be $20,932.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data of the Company is derived from and is qualified in its entirety by reference to the Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus, and should be read in conjunction with such financial statements (and notes thereto) and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Index to Consolidated Financial Statements." No tax equivalent adjustments were made and all average balances are daily average balances.

                                           AS OF AND FOR THE
                                        YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------
                             1996        1995        1994      1993(1)    1992(1)
                          ----------  ----------  ----------  ---------  ---------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income.........  $   25,681  $   20,692  $   15,623  $  10,922  $  10,397
Interest expense........       9,617       7,385       4,666      3,341      3,996
                          ----------  ----------  ----------  ---------  ---------
Net interest income.....      16,064      13,307      10,957      7,581      6,401
Provision for loan and
 lease losses...........       1,231         418         248        267        198
                          ----------  ----------  ----------  ---------  ---------
Net interest income
 after provision for
 loan and lease losses..      14,833      12,889      10,709      7,314      6,203
Net gain (loss) on sale
 of securities..........          10         (19)         (3)        12        140
Other noninterest
 income.................       2,924       1,702       1,708      1,192      1,207
Loss from credit card
 processing operation...         --       (1,208)       (158)       --         --
Noninterest expense.....      14,590      10,926       9,615      6,723      6,137
                          ----------  ----------  ----------  ---------  ---------
Income before income
 taxes and minority
 interest...............       3,177       2,438       2,641      1,795      1,413
Income tax expense
 (benefit)..............       1,116         763         240        (17)        67
                          ----------  ----------  ----------  ---------  ---------
Income before minority
 interest...............       2,061       1,675       2,401      1,812      1,346
Minority interest.......         --          --          (10)        (1)         0
                          ----------  ----------  ----------  ---------  ---------
Net income..............  $    2,061  $    1,675  $    2,391  $   1,811  $   1,346
                          ==========  ==========  ==========  =========  =========
PER SHARE DATA:
Net income(2) ..........  $     0.88  $     0.77  $     1.06  $    1.21  $    0.98
Book value .............        9.69        8.88        8.04       6.97       5.83
Tangible book value ....        9.26        8.27        7.50       6.27       5.08
Dividends paid..........       0.200       0.154       0.064        --       0.433
Average fully diluted
 common shares
 outstanding............   2,666,353   2,607,438   2,566,940  1,537,573  1,363,463
                          ==========  ==========  ==========  =========  =========
AVERAGE BALANCE SHEET
 DATA:
Total assets............  $  285,628  $  229,382  $  186,886  $ 140,083  $ 126,150
Loans and leases .......     218,776     164,172     133,685    102,974     85,058
Investment securities...      35,611      34,250      32,211     21,642     25,959
Federal funds sold......       2,770       6,717       3,842      3,954      2,939
Deposits................     242,366     195,079     160,226    126,989    114,446
Stockholders' equity....      18,313      16,817      14,723      9,031      7,396
PERFORMANCE RATIOS:
Return on average
 assets.................        0.72%       0.73%       1.28%      1.29%      1.07%
Return on average common
 equity.................       11.25        9.96       16.24      20.05      18.20
Net interest margin.....        6.25        6.49        6.46       5.89       5.60
Efficiency ratio(3).....       76.84       72.80       76.00      76.64      80.67
Earnings to fixed
 charges(4):
 Including interest on
  deposits..............        1.33x       1.49x       1.60x      1.54x      1.35x
 Excluding interest on
  deposits..............        3.56        4.76        5.34      11.20       8.44
ASSET QUALITY RATIOS(5):
Nonperforming assets to
 total loans, leases and
 other real estate
 owned..................        1.17%       1.60%       1.17%      1.99%      3.75%
Net charge-offs to
 average loans and
 leases.................        0.26        0.02        0.17       0.25       0.27
Allowance for loan and
 lease losses to total
 loans .................        1.00        1.01        0.98       1.18       1.21
Allowance for loan and
 lease losses to
 nonperforming
 loans(6)...............      153.52       81.58      290.12     201.26     166.15
CAPITAL RATIOS(5):
Leverage ratio..........        6.17%       6.55%       7.06%      7.21%      5.18%
Average stockholders'
 equity to average total
 assets.................        6.41        7.33        7.88       6.45       5.86
Tier 1 risk-based
 capital ratio..........        7.40        7.80        9.04       9.83       7.36
Total risk-based capital
 ratio..................        8.30        8.70        9.90      10.96       8.54

--------

(1) Except for December 1993, does not reflect the operations of the Santa Fe Bank, which was acquired by the Company on December 1, 1993. This acquisition was accounted for as a purchase.

(2) Net income per share is based upon the weighted average number of shares of Common Stock, Common Stock equivalents, Common Stock options, Common Stock warrants and 7% Debentures outstanding during the period.

(3) Calculated by dividing total noninterest expense, excluding securities gains and losses, by net interest income plus noninterest income.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and minority interest plus fixed charges, and fixed charges represent interest expense.

(5) At period end, except net charge-offs to average loans and average stockholders' equity to average total assets.

(6) Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                      FINANCIAL CONDITION AND RESULTS OF
        OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

GENERAL

  The Company's net income increased in 1996 from 1995 primarily due to increased net interest income which was the result of an increase in average loans of approximately $54.6 million. The increase in net interest income was partially offset by an increase in the provision for loan losses of $813,000, operating costs related to branch expansion, addition of a commercial leasing division and expansion of the credit card merchant program.

NET INTEREST INCOME

  The primary component of earnings for financial institutions is net interest income. Net interest income is the difference between interest income, principally from loan, lease and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During the years ended December 31, 1996, 1995 and 1994, the Company's average interest-earning assets were $257.2 million, $205.1 million and $169.7 million, respectively. For the same periods, the Company's net interest margins were 6.25%, 6.49% and 6.46%.

  The following tables set forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense from interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for the Company. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                       YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------------------------------
                                     1996                         1995                         1994
                          ---------------------------- ---------------------------- ----------------------------
                                    INTEREST  AVERAGE            INTEREST  AVERAGE            INTEREST  AVERAGE
                          AVERAGE   INCOME OR YIELD OR AVERAGE   INCOME OR YIELD OR AVERAGE   INCOME OR YIELD OR
                          BALANCE    EXPENSE    COST   BALANCE    EXPENSE    COST   BALANCE    EXPENSE    COST
                          --------  --------- -------- --------  --------- -------- --------  --------- --------
                                                        (DOLLARS IN THOUSANDS)
ASSETS
Loans and leases:
 Commercial.............  $ 31,164   $ 3,152    10.11% $ 18,503   $ 1,885    10.19% $ 28,405   $ 2,566     9.03%
 Real estate--mortgage..   130,347    13,500    10.36    99,566    10,552    10.60    56,622     5,261     9.29
 Real estate--
  construction..........    36,320     4,533    12.48    37,235     4,918    13.21    36,635     4,786    13.06
 Consumer...............    12,017     1,413    11.76     8,535       907    10.63    11,774     1,074     9.12
 Leases.................     8,607       725     8.42       --        --       --        --        --       --
 Other..................       321       --       --        333       --       --        249       --       --
                          --------   -------   ------  --------   -------   ------  --------   -------   ------
 Total loans and
  leases................   218,776    23,323    10.66   164,172    18,262    11.12   133,685    13,687    10.24%
Allowance for loan and
 lease losses...........    (2,181)                      (1,636)                      (1,628)
Securities:
 U.S. government........    30,656     1,916     6.25    30,925     1,850     5.98    30,240     1,659     5.49
 State and political
  subdivisions:
 Nontaxable.............     3,607       198     5.49     2,293       136     5.93     1,182        79     6.68
 Taxable................        35         3     8.57       145        13     8.97       115        12    10.43
 Other..................     1,313        96     7.31       887        45     5.07       674        34     5.04
                          --------   -------   ------  --------   -------   ------  --------   -------   ------
  Total securities......    35,611     2,213     6.21    34,250     2,044     5.97    32,211     1,784     5.54
Federal funds sold......     2,770       145     5.23     6,717       387     5.76     3,842       153     3.98%
                          --------   -------   ------  --------   -------   ------  --------   -------   ------
  Total interest-earning
   assets...............   257,157    25,681     9.99%  205,139    20,693    10.09%  169,736    15,624     9.20%
                                     =======                      =======                      =======
Noninterest-earning
 assets:
 Cash and due from
  banks.................    13,158                       12,004                        9,349
 Other..................    17,494                       13,875                        9,427
                          --------                     --------                     --------
 Total noninterest-
  earning assets........    30,652                       25,879                       18,776
                          --------                     --------                     --------
  Total assets..........  $285,628                     $229,382                     $186,886
                          ========                     ========                     ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Deposits:
 Interest-bearing demand
  accounts..............  $ 46,737   $ 1,097     2.35% $ 45,752   $ 1,224     2.68% $ 40,291   $   942     2.34%
 Certificates of
  deposit...............   102,078     5,777     5.66    72,681     4,015     5.52    52,797     2,156     4.08
 Money market savings
  accounts..............    31,210     1,023     3.28    23,375       758     3.24    21,502       582     2.71
 Regular savings
  accounts..............    16,174       478     2.96    14,544       418     2.87    13,367       341     2.55
                          --------   -------   ------  --------   -------   ------  --------   -------   ------
 Total interest-bearing
  deposits..............   196,199     8,375     4.27   156,352     6,415     4.10   127,957     4,021     3.14
Short-term borrowings...    17,006       855     5.03     9,804       536     5.47     4,549       199     4.37
Note payable............       226        19     8.41       240        18      7.5       --        --       --
Convertible subordinated
 debt...................     5,500       362     6.58     5,750       405     7.04     5,750       408     7.10
Capital leases..........        60         5     8.33       100        12    12.00       233        38    16.31
                          --------   -------   ------  --------   -------   ------  --------   -------   ------
 Total interest-bearing
  liabilities...........   218,991     9,616     4.39%  172,246     7,386     4.29%  138,489     4,666     3.37%
Noninterest-bearing
 demand accounts........    46,167                       38,727                       32,309
Other noninterest-
 bearing liabilities....     2,157                        1,592                        1,365
                          --------                     --------                     --------
 Total liabilities......   267,315                      212,565                      172,163
Stockholders' equity....    18,313                       16,817                       14,723
                          --------                     --------                     --------
Total liabilities and
 stockholders' equity...  $285,628                     $229,382                     $186,886
                          ========   -------           ========   -------           ========   -------
Net interest income.....             $16,065                      $13,307                      $10,958
                                     =======                      =======                      =======
Net interest spread ....                         5.60%                        5.80%                        5.83%
Net interest margin ....                         6.25                         6.49                         6.46
Ratio of average
 interest-earning assets
 to average interest-
 bearing liabilities....                       117.43                       119.10                       122.56

  Loan fees of $1.9 million, $1.7 million and $1.9 million, are included in interest income for the years ended December 31, 1996, 1995 and 1994, respectively.

  The following table illustrates the changes in the Company's net interest income due to changes in volume and changes in interest rate. Changes attributable to the combined effect of volume and interest rates have been included in the changes due to rate.

                                         YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------
                                    1996 VS. 1995          1995 VS. 1994
                                 INCREASE (DECREASE)    INCREASE (DECREASE)
                                  DUE TO CHANGES IN      DUE TO CHANGES IN
                                 ---------------------  ----------------------
                                 VOLUME  RATE   TOTAL   VOLUME   RATE   TOTAL
                                 ------  -----  ------  ------  ------  ------
                                          (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Loans and leases:
  Commercial.................... $1,290  $ (23) $1,267  $ (895) $  214  $ (681)
  Real estate--mortgage.........  3,262   (314)  2,948   3,990   1,301   5,291
  Real estate--construction.....   (121)  (264)   (385)     78      54     132
  Consumer......................    370    136     506    (295)    128    (167)
  Leases........................    725    --      725     --      --      --
                                 ------  -----  ------  ------  ------  ------
    Total loans and leases......  5,526   (465)  5,061   2,878   1,697   4,575
Securities:
  U.S. government...............    (16)    82      66      38     153     191
  States and political subdivi-
   sions:
    Nontaxable..................     78    (16)     62      74     (17)     57
    Taxable.....................    (10)   --      (10)      3      (2)      1
  Other.........................     22     29      51      11     --       11
                                 ------  -----  ------  ------  ------  ------
    Total securities............     74     95     169     126     134     260
  Federal funds sold............   (227)   (15)   (242)    114     120     234
                                 ------  -----  ------  ------  ------  ------
    Total interest-earning as-
     sets.......................  5,373   (385)  4,988   3,118   1,951   5,069
                                 ------  -----  ------  ------  ------  ------
INTEREST-BEARING LIABILITIES
Deposits:
  Interest-bearing demand ac-
   counts.......................     26   (153)   (127)    128     153     281
  Certificates of deposit.......  1,624    139   1,763     812   1,048   1,860
  Money market savings ac-
   counts.......................    254     11     265      51     125     176
  Regular savings accounts......     47     13      60      30      47      77
                                 ------  -----  ------  ------  ------  ------
    Total interest-bearing de-
     posits.....................  1,951     10   1,961   1,021   1,373   2,394
Short-term borrowings...........    394    (75)    319     230     103     333
Note payable....................     (1)     2       1      18     --       18
Convertible subordinated debt...    (18)   (25)    (43)    --      --      --
Capital leases..................     (5)    (2)     (7)    (22)     (4)    (26)
                                 ------  -----  ------  ------  ------  ------
    Total interest-bearing lia-
     bilities...................  2,321    (90)  2,231   1,247   1,472   2,719
                                 ------  -----  ------  ------  ------  ------
    Total increase (decrease) in
     net interest income........ $3,052  $(295) $2,757  $1,871  $  479  $2,350
                                 ======  =====  ======  ======  ======  ======

ASSET/LIABILITY MANAGEMENT

  The Company's results of operations depend substantially on its net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the marketplace.

  The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company's earnings from undue interest rate risk. Exposure to interest rate risk arises from volatile interest rates and changes in the balance sheet mix. The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The Company's policy is to control the exposure of its earnings to changing interest rates by generally maintaining a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

  Rising and falling interest rate environments can have various impacts on a bank's net interest income, depending on the short-term interest rate gap that the bank maintains, the relative changes in interest rates that occur when the bank's various assets and liabilities reprice, unscheduled repayments of loans, early withdrawals of deposits and other factors. As of December 31, 1996, the Company's cumulative interest rate gap for the period up to three months was a negative $16.8 million and for the period up to one year was a negative $24.0 million. Based solely on the Company's interest rate gap of twelve months or less, net income of the Company could be unfavorably impacted by an increase in interest rates or favorably impacted by a decrease in interest rates.

  The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1996. The amounts are based upon regulatory reporting formats and, therefore, may not be consistent with financial information appearing elsewhere in this report that has been prepared in accordance with generally accepted accounting principles. The amounts could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

                                         THREE
                          LESS THAN    MONTHS TO
                            THREE    LESS THAN ONE ONE TO FIVE OVER FIVE
                           MONTHS        YEAR         YEARS      YEARS    TOTAL
                          ---------  ------------- ----------- --------- --------
                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Investment securi-
   ties.................  $  1,700     $    500      $31,589    $ 6,807  $ 40,596
  Loans and leases:
    Commercial..........    21,833        6,902        7,801         42    36,578
    Real estate.........   106,219       54,782       23,180        271   184,452
    Consumer............     3,323        3,490        6,425        --     13,238
    Leases..............       669        2,104       13,885        --     16,658
                          --------     --------      -------    -------  --------
      Total interest-
       earning assets...   133,744       67,778       82,880      7,120   291,522
                          --------     --------      -------    -------  --------
Interest-bearing liabil-
 ities:
  Savings and NOW ac-
   counts...............    98,138          --           --         --     98,138
  Certificates of depos-
   its of $100,000 or
   more.................    11,654       34,431        5,611        --     51,696
  Other time accounts...    20,078       40,513       14,889        --     75,480
  Subordinated deben-
   tures................       --           --           --       3,788     3,788
  Other interest-bearing
   liabilities..........    20,670          --           --         --     20,670
                          --------     --------      -------    -------  --------
      Total interest-
       bearing liabili-
       ties.............  $150,540     $ 74,944      $20,500    $ 3,788  $249,772
                          --------     --------      -------    -------  --------
Interest rate gap.......   (16,796)      (7,166)      62,380      3,332    41,750
                          ========     ========      =======    =======  ========
Cumulative interest rate
 gap at December 31,
 1996...................  $(16,796)    $(23,962)     $38,418    $41,750
                          ========     ========      =======    =======
Cumulative gap ratio at
 December 31, 1996......      0.89%        0.89%        1.16%      1.17%
                          ========     ========      =======    =======

INVESTMENT PORTFOLIO

  The following table provides the carrying value of the Company's investment portfolio at each of the dates indicated. At December 31, 1996, 1995 and 1994, the market value of the Company's investment portfolio exceeded the carrying value by approximately $50,000, $174,000 and $285,000, respectively.

                                                          AS OF DECEMBER 31,
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
                                                        (DOLLARS IN THOUSANDS)
   U.S. Treasury securities............................ $ 9,789 $ 5,667 $ 9,348
   U.S. government agency securities...................  25,994  28,118  19,973
   Obligations of states and political subdivisions....   3,271   4,004   1,889
   Other securities....................................   1,542     887     886
                                                        ------- ------- -------
     Total investment securities....................... $40,596 $38,676 $32,096
                                                        ======= ======= =======

  The table below provides the carrying values, maturities and weighted average yield of the investment portfolio of the Company as of December 31, 1996.

                                                              AVERAGE  WEIGHTED
                                                     CARRYING MATURITY AVERAGE
                                                      VALUE   (YEARS)   YIELDS
                                                     -------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
   U.S. Treasury securities
     One year or less..............................  $   700    0.59     5.85%
     After one through five years..................    9,089    2.02     6.13
                                                     -------   -----     ----
       Total U.S. Treasury securities..............    9,789    1.91     6.11
   U.S. government agency securities
     One year or less..............................    1,500    0.17     5.28
     After one through five years..................   21,520    3.22     6.44
     After five through ten years..................    1,989    7.26     7.09
     After ten years...............................      985   14.17     7.37
                                                     -------   -----     ----
       Total U.S. government agency securities.....   25,994    3.77     6.46
   Obligations of states and political subdivisions
     One year or less..............................      --      --       --
     After one through five years..................      981    3.63     5.12
     After five through ten years..................    1,100    7.60     5.83
     After ten years...............................    1,190   15.87     5.24
                                                     -------   -----     ----
       Total states and political subdivisions se-
        curities...................................    3,271    9.43     5.40
   Other securities................................    1,542     N/A     7.34
                                                     -------   -----     ----
       Total investment securities.................  $40,596    3.78     6.28%
                                                     =======   =====     ====

LOAN AND LEASE PORTFOLIO

  The following table presents the amount of loans and leases of the Company, by category, at the dates indicated.

                                                         AS OF DECEMBER 31,
                         -----------------------------------------------------------------------------------
                               1996             1995             1994             1993            1992
                         ---------------- ---------------- ---------------- ---------------- ---------------
                          AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT AMOUNT  PERCENT
                         -------- ------- -------- ------- -------- ------- -------- ------- ------- -------
                                                       (DOLLARS IN THOUSANDS)
Commercial.............. $ 36,578  14.6%  $ 23,204  12.6%  $ 21,711  14.5%  $ 27,878  22.9%  $18,213  19.7%
Real estate--mortgage...  148,715  59.3    115,640  62.9     80,293  53.5     50,102  41.1    45,848  49.6
Real estate--
 construction...........   35,737  14.2     34,924  19.0     39,372  26.3     29,833  24.5    14,454  15.6
Consumer and other......   13,238   5.3     10,091   5.5      8,632   5.7     14,210  11.5    13,947  15.1
Leases..................   16,658   6.6        --    --         --    --         --    --        --    --
                         --------  ----   --------  ----   --------  ----   --------  ----   -------  ----
  Total loans and
   leases............... $250,926   100%  $183,859   100%  $150,008   100%  $122,023   100%  $92,462   100%
                         ========  ====   ========  ====   ========  ====   ========  ====   =======  ====

  The following table presents the aggregate maturities of loans and leases in each major category of the Company's loan and lease portfolio at December 31, 1996. Actual maturities may differ from the contractual maturities shown as a result of renewals and prepayments.

                                                  AS OF DECEMBER 31,
                                       ----------------------------------------
                                       LESS THAN ONE TO FIVE OVER FIVE
                                       ONE YEAR     YEARS      YEARS    TOTAL
                                       --------- ----------- --------- --------
                                                (DOLLARS IN THOUSANDS)
Fixed-rate loans and leases:
  Commercial.......................... $  5,582    $ 7,223     $ 42    $ 12,847
  Real estate.........................    4,491     13,466      271      18,228
  Consumer............................    4,418      4,959      --        9,377
  Leases..............................    2,773     13,885      --       16,658
                                       --------    -------     ----    --------
    Total fixed-rate loans and
     leases...........................   17,264     39,533      313      57,110
Variable-rate loans:
  Commercial..........................   23,153        578      --       23,731
  Real estate.........................  156,510      9,714      --      166,224
  Consumer............................    2,395      1,466      --        3,861
                                       --------    -------     ----    --------
    Total variable-rate loans.........  182,058     11,758      --      193,816
                                       --------    -------     ----    --------
    Total loans and leases............ $199,322    $51,291     $313    $250,926
                                       ========    =======     ====    ========

NONPERFORMING ASSETS

  Nonperforming assets consist of loans and leases past due 90 days or more, nonaccrual loans and leases, restructured loans and leases and other real estate owned. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The following table sets forth information with respect to these assets at the dates indicated.

                                                AS OF DECEMBER 31,
                                        --------------------------------------
                                         1996    1995    1994    1993    1992
                                        ------  ------  ------  ------  ------
                                              (DOLLARS IN THOUSANDS)
Loans and leases past due 90 days or
 more.................................  $  689  $  289  $  190  $   64  $   44
Nonaccrual loans and leases...........     946   1,808      64     --      438
Restructured loans and leases.........     --      172     252     652     351
                                        ------  ------  ------  ------  ------
  Total nonperforming loans and
   leases.............................   1,635   2,269     506     716     833
Other real estate owned...............   1,362     678   1,271   1,746   2,733
                                        ------  ------  ------  ------  ------
  Total nonperforming assets..........  $2,997  $2,947  $1,777  $2,462  $3,566
                                        ======  ======  ======  ======  ======
Allowance for loan and lease losses...  $2,510  $1,851  $1,468  $1,441  $1,120
                                        ======  ======  ======  ======  ======
Ratio of total nonperforming assets to
 total assets.........................    0.92%   1.16%   0.87%   1.42%   2.67%
Ratio of total nonperforming loans and
 leases to total loans and leases.....    0.65    1.23    0.35    0.59    0.90
Ratio of allowance for loan and lease
 losses to total nonperforming loans
 and leases...........................  153.52   81.58  290.12  201.26  134.45

  Management is not aware of any loans or leases in addition to those disclosed above which, based upon known information, cause management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms.

ANALYSIS OF THE ALLOWANCE FOR LOAN AND LEASE LOSSES

  The allowance for loan and lease losses represents management's recognition of the risks of extending credit and its evaluation of the quality of the loan and lease portfolios. The allowance is maintained at a level considered adequate to provide for anticipated loan and lease losses based on management's assessment of various factors affecting the loan and lease portfolios, including a review of problem loans and leases, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral, holding and disposing costs and costs of capital. The allowance is increased by provisions charged to operations and reduced by loans and leases charged off, net of recoveries.

  The following table sets forth information regarding changes in the allowance for loan and lease losses of the Company for the periods indicated.

                                               AS OF DECEMBER 31,
                                       ---------------------------------------
                                        1996    1995    1994    1993    1992
                                       ------  ------  ------  ------  -------
                                             (DOLLARS IN THOUSANDS)
Allowance for loan and lease losses,
 beginning of period.................  $1,851  $1,468  $1,441  $1,120  $ 1,149
Charge incident to an acquisition....     --      --      --      308      --
Charge-offs:
  Commercial and other...............     438      98     388     339      191
  Real estate loans..................      70     162      30      15      165
  Consumer loans.....................     246      85      19      31       75
                                       ------  ------  ------  ------  -------
    Total charge-offs................     754     345     437     385      431
                                       ------  ------  ------  ------  -------
Recoveries:
  Commercial and other...............      13     197     135      73      144
  Real estate loans..................      40      85      43      22       17
  Consumer loans.....................     129      28      38      34       43
                                       ------  ------  ------  ------  -------
    Total recoveries.................     182     310     216     129      204
                                       ------  ------  ------  ------  -------
Net charge-offs......................     572      35     221     254      227
Provision for loan and lease losses..   1,231     418     248     267      198
                                       ------  ------  ------  ------  -------
Allowance for loan and lease losses,
 end of period.......................  $2,510  $1,851  $1,468  $1,441  $ 1,120
                                       ======  ======  ======  ======  =======
As a percentage of average total
 loans and leases:
  Net charge-offs....................    0.26%   0.02%   0.17%   0.25%    0.27 %
  Provision for loan and lease loss-
   es................................    0.56    0.25    0.19    0.26     0.23
  Allowance for loan and lease loss-
   es................................    1.15    1.13    1.10    1.40     1.32
As a percentage of total loans and
 leases at year-end:
  Allowance for loan and lease loss-
   es................................    1.00    1.01    0.98    1.18     1.21
As a multiple of net charge-offs:
  Allowance for loan and lease loss-
   es................................    4.39   52.89    6.64    5.67     4.93
  Income before income taxes and pro-
   vision for loan and lease losses..    7.71   81.61   13.07    8.12     7.10

  Specific reserves are provided for individual loans and leases where ultimate collection is considered questionable by management after reviewing the current status of loans and leases that are contractually past due and considering the net realizable value of the security and of the loan and lease guarantees, if applicable. The following table sets forth the allowance for loan and lease losses by category, based upon management's assessment of the risk associated with these categories, at the dates indicated and summarizes the percentage of gross loans and leases in each category as a percentage of total loans and leases.

                                                                AS OF DECEMBER 31,
                   -------------------------------------------------------------------------------------------------------------
                           1996                  1995                  1994                  1993                  1992
                   --------------------- --------------------- --------------------- --------------------- ---------------------
                                                              (DOLLARS IN THOUSANDS)
                             PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF
                              LOANS AND             LOANS AND             LOANS AND             LOANS AND             LOANS AND
                              LEASES TO             LEASES TO             LEASES TO             LEASES TO             LEASES TO
                   AMOUNT OF TOTAL LOANS AMOUNT OF TOTAL LOANS AMOUNT OF TOTAL LOANS AMOUNT OF TOTAL LOANS AMOUNT OF TOTAL LOANS
                   ALLOWANCE AND LEASES  ALLOWANCE AND LEASES  ALLOWANCE AND LEASES  ALLOWANCE AND LEASES  ALLOWANCE AND LEASES
                   --------- ----------- --------- ----------- --------- ----------- --------- ----------- --------- -----------
Commercial and
 unallocated por-
 tion............   $  600      14.57%    $  402      12.62%    $1,027      14.48%    $1,009      22.85%    $  784      28.53%
Real estate......    1,560      73.51      1,269      81.89        294      79.77        288      65.50        224      65.21
Leases...........      150       6.64        --         --         --         --         --         --         --         --
Consumer.........      200       5.28        180       5.49        147       5.75        144      11.65        112       6.26
                    ------      -----     ------      -----     ------      -----     ------      -----     ------      -----
  Total allowance
   for loan and
   lease losses..   $2,510        100%    $1,851        100%    $1,468        100%    $1,441        100%    $1,120        100%
                    ======        ===     ======        ===     ======        ===     ======        ===     ======        ===

DEPOSITS

  The following table presents the average balances outstanding for each major category of the Company's deposits and weighted average interest rate paid for interest-bearing deposits for the periods indicated.

                                                YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------------
                                   1996                   1995                   1994
                          ---------------------- ---------------------- ----------------------
                                     WEIGHTED               WEIGHTED               WEIGHTED
                          AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE
                          BALANCE  INTEREST RATE BALANCE  INTEREST RATE BALANCE  INTEREST RATE
                          -------- ------------- -------- ------------- -------- -------------
                                                 (DOLLARS IN THOUSANDS)
Interest-bearing demand
 accounts...............  $ 46,737     2.35%     $ 45,752     2.68%     $ 40,291     2.34%
Certificates of depos-
 it.....................   102,078     5.66        72,681     5.52        52,797     4.08
Money market savings ac-
 counts.................    31,210     3.28        23,375     3.24        21,502     2.71
Regular savings ac-
 counts.................    16,174     2.96        14,544     2.87        13,367     2.55
Noninterest-bearing
 demand accounts........    46,167      --         38,727      --         32,309      --
                          --------     ----      --------     ----      --------     ----
  Total.................  $242,366     4.27%     $195,079     4.10%     $160,266     3.14%
                          ========     ====      ========     ====      ========     ====

  The following table shows the amount and maturity of certificates of deposit that had balances of $100,000 or more and the percentage of the total for each maturity.

                                             AS OF DECEMBER 31,
                                ----------------------------------------------
                                     1996            1995            1994
                                --------------  --------------  --------------
                                           (DOLLARS IN THOUSANDS)
Three months or less........... $11,654  22.09% $ 8,153  28.37% $ 7,937  41.79%
Three through twelve months....  34,764  65.90   15,651  54.48    8,912  46.91
Over twelve months.............   6,333  12.01    4,929  17.15    2,147  11.30
                                ------- ------  ------- ------  ------- ------
  Totals....................... $52,751 100.00% $28,733 100.00% $18,996 100.00%
                                ======= ======  ======= ======  ======= ======

SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

  Securities sold under agreement to repurchase totaled $14.0 million, $9.0 million and $9.5 million at December 31, 1996, 1995 and 1994, respectively. The weighted average interest rate on securities sold under agreement to repurchase was 5.34%, 5.25% and 4.90% at December 31, 1996, 1995 and 1994,
respectively.

  Securities sold under agreement to repurchase are summarized as follows:

                                               YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                              1996         1995        1994
                                           -----------  ----------  ----------
Balance..................................  $13,928,515  $8,913,474  $9,465,000
Weighted average interest rate...........         5.34%       5.25%       4.90%
Maximum amount outstanding at any month
 end.....................................   13,928,516   9,622,511   9,465,000
Average balance outstanding during the
 period..................................   11,843,000   8,375,000   3,395,000
Weighted average interest rate during the
 period..................................         4.74%       5.20%       4.42%

RETURN ON EQUITY AND ASSETS

  The following table shows the return on average assets, return on average equity, dividend payout ratio and ratio of average equity to average assets, for the periods indicated.

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
     Return on average assets...............       0.72%       0.73%       1.28%
     Return on average equity...............      11.25        9.96       16.24
     Dividend payout ratio..................      19.81       18.06        5.25
     Average equity to average assets.......       6.41        7.33        7.88

RESULTS OF OPERATIONS--YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  Overview. The Company's net income increased to $2.1 million from $1.7 million in 1995 and decreased from $2.4 million in 1994. Net interest income increased to $16.1 million in 1996, compared to $13.3 million in 1995 and $11.0 million in 1994. This increase was offset by noninterest expenses that increased to $14.6 million in 1996, compared to $11.0 million in 1995 and $9.6 million in 1994. Income tax expense increased to $1.1 million in 1996 from $763,000 in 1995 and $240,000 in 1994. Income tax expense in 1994 was reduced by utilization of net operating loss carry-forwards.

  Interest Income. Interest income increased to $25.7 million in 1996, from $20.7 million in 1995 and $15.6 million in 1994. This increase was due to an increase in average interest-earning assets. Average interest-earning assets were $257.2 million in 1996, compared to $205.1 million in 1995 and $169.7 million in 1994. Average yield on interest-earning assets decreased to 9.99% from 10.09% in 1995 and increased from 9.20% in 1994. The increase in average interest-earning assets occurred primarily in loans and leases. The average balance in loans and leases increased to $218.8 million, from $164.2 million in 1995 and $133.7 million in 1994. The average yield on loans and leases decreased to 10.66% in 1996 from 11.12% in 1995 and increased from 10.24% in 1994.

  Interest Expense. Interest expense increased to $9.6 million in 1996, from $7.4 million in 1995 and $4.7 million in 1994. This increase was due to an increase in average interest-bearing liabilities and the average cost of interest-bearing liabilities. Average interest-bearing liabilities increased to $219.0 million in 1996 from $172.2 million in 1995 and $138.5 million in 1994. These increases were due primarily to increases in deposits and short-term borrowings. The average cost increased to 4.39% in 1996 from 4.29% in 1995 and 3.37% in 1994. The average balance in deposits increased to $196.2 million in 1996 from $156.4 million in 1995 and $128.0 million in 1994. The average cost of deposits increased to 4.27% in 1996 from 4.10% in 1995 and 3.14% in 1994.

  Net Interest Income. Net interest income increased to $16.1 million in 1996, from $13.3 million in 1995 and $11.0 million in 1994. This increase was due to increases in average loans and leases. Net interest margin decreased to 6.25% in 1996 from 6.49% in 1995 and 6.46% in 1994, as a result of decreased average yields on loans and leases and increased cost of deposits.

  Provision for Loan and Lease Losses. The provision for loan and lease losses increased to $1.2 million in 1996 from $418,000 in 1995 and $248,000 in 1994.
This increase was necessitated by the increase in loans and leases outstanding and increased charge-offs. Charge-offs net of recoveries of loans and leases were $572,000 in 1996, $35,000 in 1995 and $221,000 in 1994.

  Noninterest Income. Noninterest income was $2.9 million in 1996, compared to $1.7 million in 1995 and $1.7 million in 1994. The increase for 1996 from 1995 was due to rental income from operating leases and credit card merchant fees. Rental income from operating leases was $254,000 in 1996. The Company's commercial leasing division commenced operations during 1996. Credit card merchant income was $749,000 in 1996, $179,000 in 1995 and $84,000 in 1994.

  Noninterest Expense. Noninterest expense increased to $14.6 million in 1996 from $10.9 million in 1995 and $9.6 million in 1994. This increase was due largely to increases in salaries and employee benefits, occupancy, equipment and marketing expense as a result of the Company's branch expansions in 1996, 1995 and 1994, the addition of the commercial leasing division in 1996 and the expansion of the credit card merchant program. Salaries and employee benefits increased to $6.4 million in 1996 from $4.9 million in 1995 and $4.0 million in 1994. Occupancy expense increased to $1.9 million in 1996 from $1.4 million in 1995 and $1.2 million in 1994. Equipment expense increased to $1.3 million from $811,000 in 1995 and $565,000 in 1994. Marketing expense increased to $637,000 in 1996, compared to $569,000 in 1995 and $377,000 in 1994.

  Credit Card Processing Operation. As of December 31, 1995, the Company decided to abandon its 48% limited partnership interest in Credit Card Services, Ltd., effective April 1, 1996. The Company incurred losses from operations of $278,000 and $158,000 in 1995 and 1994, respectively. In addition, the Company incurred a loss of $930,000 in 1995 resulting from its abandonment of the limited partnership interest.

  Income Tax Expense. Income tax expense increased to $1.1 million in 1996, from $763,000 in 1995 and $240,000 in 1994. Income tax expense in 1994 was reduced by the utilization of net operating loss carry-forwards and reductions in the deferred tax asset valuation allowance.

LIQUIDITY AND SOURCES OF FUNDS

  The Company's primary sources of funds are customer deposits and loan and lease repayments. These funds are used to make loans and leases, acquire investment securities and other assets and fund continuing operations. Scheduled loan and lease repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan and lease prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not a relatively stable source of funds. Deposits of the Company increased to $277.4 million at December 31, 1996, from $218.8 million at December 31, 1995. Growth in deposits has occurred primarily due to growth in the economy of the Company's trade area, market dislocations caused by the acquisition of local competitors and branch expansions.

  Net loans of the Company increased to $248.4 million at December 31, 1996, from $182.0 million as of December 31, 1995. Real estate-mortgage loans increased by $33.1 million during 1996. Commercial loans increased by $13.4 million, consumer loans increased by $3.1 million and commercial leases increased to $16.7 million as a result of the opening of the commercial leasing division in 1996.

  Management anticipates that the Company will continue to rely primarily on customer deposits and loan and lease repayments, as well as retained earnings, to provide liquidity and will use funds so provided primarily to make loans and leases and to purchase securities. The Company believes that its customer deposits provide a strong source of liquidity because of the high percentage of core deposits, many of which are a part of long-standing banking relationships. Borrowings are used to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. The sources of such borrowings are federal funds sold, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank ("FHLB").

  The Company's liquidity needs arise primarily from its need to service the 7% Debentures. The primary source of funds for the Company include interest on money market accounts maintained by the Company and payments in lieu of taxes from First State Bank. Management expects that in the future, a significant source of funds for the Company will consist of dividends from First State Bank. As of January 1, 1997, First State Bank had $3.5 million in retained earnings which were available for the payment of dividends to the Company, subject to regulatory capital requirements.

CAPITAL RESOURCES

  The Company's total stockholders' equity increased to $21.1 million at December 31, 1996, from $17.4 million at December 31, 1995. Of the $3.6 million increase, $2.1 million was produced by earnings and $1.9 million was produced by the conversion of the 7% Debentures. This increase was offset by the change in unrealized investment security gains and by dividend payments of $408,000. Management currently intends to continue to retain a major portion of the Company's earnings to support anticipated growth. As of December 31, 1996, the Company and First State Bank met the fully phased-in regulatory capital requirements.

IMPACT OF INFLATION

  The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

  Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general price levels.

                          REGULATION AND SUPERVISION

  The Company and First State Bank are extensively regulated under federal and New Mexico law. These laws and regulations are primarily intended to protect depositors and the deposit insurance funds of the FDIC, not security holders of the Company. The following information summarizes material statutory and regulatory provisions affecting the Company. The information is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Company and First State Bank. The Company is unable to predict the nature or the extent of the effects on its business and earnings that changes in fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

THE COMPANY

  General. The Company is a bank holding company registered under the BHCA, and is subject to supervision and regulation by the Federal Reserve Board. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements, including regulatory enforcement actions for violations of laws and policies.

  Acquisitions and Permissible Activities. As a bank holding company, the Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantial anticompetitive result, unless the anticompetitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. The FRB also considers managerial, capital and other financial factors in acting on acquisition or merger applications.

  A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in a nonbanking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified by regulation various nonbanking activities in which a bank holding company may engage with notice to, or prior approval by, the FRB.

  Regulatory Restrictions on Dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. In the future, dividends from First State Bank are expected to be a significant source of funds for the Company.

  In addition, the federal regulatory agencies are authorized to prohibit a banking institution or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

  Holding Company Obligations and Status. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below under "Prompt Corrective Action," a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

  In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

  Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the First State Bank, the claims of depositors and other general or subordinated creditors of the First State Bank are entitled to a priority of payment over the claims of holders of any obligation of the institution to its stockholders, including any depository institution holding company (such as the Company) or any stockholder or creditor thereof.

  Capital Adequacy. The FRB monitors the capital adequacy of bank holding companies and has adopted risk-based capital adequacy guidelines to evaluate bank holding companies on a consolidated basis. The guidelines require a ratio of "Tier 1" or core capital (generally, common stockholders' equity, perpetual preferred stock and minority interests in consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items) to total risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. At December 31, 1996, the Company's ratio of total capital to risk-weighted assets was 8.30% and its risk-based Tier 1 capital ratio was 7.40%.

  The FRB also uses a leverage ratio to evaluate the capital adequacy of bank holding companies. The leverage ratio applicable to the Company requires a ratio of Tier 1 capital to adjusted total assets of not less than

3%, although most organizations are expected to maintain leverage ratios that are 100 to 200 basis points above this minimum ratio. The Company's leverage ratio at December 31, 1996, was 6.17%.

  The following table sets forth the capital ratios for the Company as of December 31, 1996 and the minimum capital ratios required:

                                                             ACTUAL MINIMUM
                                                             RATIO  REQUIRED
                                                             ------ --------
   Tier 1 capital to total assets...........................  6.1%    3.0%
   Tier 1 capital to risk-weighted assets...................  7.4     4.0
   Total capital to risk-weighted assets....................  8.3     8.0

  The Company expects that a portion of the net proceeds of this offering will qualify as "Tier 2" capital under the Federal Reserve Board's risk-based capital adequacy guidelines. Tier 2 capital is generally defined to include allowance for loan and lease losses, perpetual preferred stock (to the extent not included in Tier 1 capital), certain hybrid capital instruments, perpetual debt, mandatory convertible debt securities, term subordinated debt and intermediate-term preferred stock. Total capital is the sum of Tier 1 capital and Tier 2 capital.

  The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

  The Federal Reserve Board and the other federal banking agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk.

  As discussed below under "Enforcement Powers of the Federal and State Banking Agencies," failure to meet the minimum regulatory capital requirements could subject a banking organization to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and the placement of the institution into conservatorship or receivership.

FIRST STATE BANK

  Overview. First State Bank is a state bank chartered under the laws of New Mexico, subject to comprehensive regulation and periodic examination by the New Mexico Financial Institutions Division of the Regulation and Licensing Department (the "Division") and the deposits are insured by the FDIC. First State Bank is also a member of the Federal Reserve System and is subject to comprehensive regulation by the FRB and periodic examination by the Federal Reserve Bank of Kansas City.

  The affairs of state-chartered banks in New Mexico are regulated under the New Mexico Banking Act (the "Banking Act") by the Division. The Director of the Division and his staff exercise various supervisory powers provided in the Banking Act and conduct examinations of state banks.

  Restrictions on Dividends. First State Bank is limited under federal and state law in the amount of dividends it may declare. Under regulations issued by the Federal Reserve Board, First State Bank is permitted to pay dividends during a calendar year of up to the lesser of (i) its undivided profits then on hand, less its losses and bad debts, or (ii) the total of the bank's net profits for that year combined with its retained net profits of the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. (Undivided profits may include, if approved by First State Bank's Board of Directors and the FRB, part or all of any capital surplus that exceeds capital surplus required by state law.) Any additional capital distributions would require prior regulatory approval. In addition, the FRB and FDIC are authorized to prohibit First State Bank from engaging in any unsafe and unsound practice in conducting business, and under some circumstances payment of a dividend could be deemed an unsafe and unsound practice. In addition, under federal law, a bank cannot pay a dividend that will cause such bank to be "undercapitalized." Under state law, First State Bank may pay dividends out of undivided profits, maintained in accordance with state law, provided that any reserve against deposits required by state law will not be impaired by the payment of such dividends. The Division also has the authority to prohibit unsafe and unsound practices. The payment of dividends by First State Bank may also be affected by other factors, such as the need to maintain adequate capital or to meet loan demands.

  At December 31, 1996, First State Bank could have paid total dividends to the Company of approximately $3,500,000 without prior regulatory approval.

  Restrictions on Transactions with Affiliates. First State Bank is subject to Sections 23A and 23B of the Federal Reserve Act, which govern certain transactions, such as loans, extensions of credit, investments and purchases of assets between member banks and their affiliates, including their parent holding companies. These restrictions limit the transfer of funds to the Company, as defined in the statute, in the form of loans, extensions of credit, investments or purchases of assets, and they require that First State Bank's transactions with the Company be on terms no less favorable than comparable transactions between First State Bank and unrelated third parties. Transfers by First State Bank to the Company are limited in amount to 10% of First State Bank's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of First State Bank's capital and surplus. Furthermore, such loans and extensions of credit are also subject to various collateral requirements.

  Cross-Guarantee. Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. This provision would become applicable to the Company and First State Bank in the event that the Company acquired an additional depository institution subsidiary.

  Capital Adequacy Standards. Regulations of the Federal Reserve Board establish minimum requirements for the capital adequacy of depository institutions that are substantially similar to the ratios described above for the Company.

  The following table sets forth the capital ratios for First State Bank as of December 31, 1996, and the capital ratios required to be considered "adequately capitalized" and "well capitalized":

                            ACTUAL     TO BE CONSIDERED      TO BE CONSIDERED
                            RATIO  "ADEQUATELY CAPITALIZED" "WELL CAPITALIZED"
                            ------ ------------------------ ------------------
   Tier 1 capital to total
    assets.................  6.9%            4.0%                   5.0%
   Tier 1 capital to risk-
    weighted assets........  8.4             4.0                    6.0
   Total capital to risk-
    weighted assets........  9.3             8.0                   10.0

  Prompt Corrective Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking agencies must take prompt supervisory and regulatory actions against undercapitalized depository institutions. Depository institutions are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized," and are subjected to differential regulation corresponding to the capital category within which the institutions fall. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under the regulations, First State Bank currently is adequately capitalized.

  Corrective Measures for Capital Deficiencies. FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to capital-deficient institutions. FDICIA contains broad restrictions on certain activities of undercapitalized institutions, including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

  Depending on the level of an institution's capital, the agency's corrective powers also include, among other things: prohibiting the payment of principal and interest on subordinated debt and prohibiting the holding company from making distributions without prior regulatory approval. Under certain circumstances, a well capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

  A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. The Company's maximum liability under any such guarantee would be the lesser of 5% of the undercapitalized bank's total assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with the capital plan.

  As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital-raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The regulators have very limited discretion in dealing with a critically undercapitalized institution and are required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

  Examinations and Safety and Soundness. The FRB periodically examines and evaluates state-chartered member banks, such as First State Bank. Based upon such an evaluation, the FRB may revalue the assets of an insured institution and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of such assets. The cost of conducting the examinations is assessed to the bank.

  The Division also conducts examinations of New Mexico state banks. The Division may accept the results of a federal examination in lieu of conducting independent examination.

  The federal regulators have adopted regulations and examination procedures promoting the safety and soundness of individual institutions by specifically addressing, among other things: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting;
(iv) interest rate exposure; (v) asset growth; (vi) ratio of classified assets to capital; (vii) minimum earnings and (viii) compensation and benefits standards for management officials.

  The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. First State Bank is required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations.

  Deposit Insurance Premiums. The deposits of First State Bank are insured by the FDIC through the Bank Insurance Fund (the "BIF") to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and twenty seven cents per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors. Congress recently enacted legislation that, among other things, provides for assessments against BIF-insured institutions that will be used to pay certain Financing Corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations equal to an estimated $0.0129 per $100 of eligible deposits each year during 1997 through 1999 and an estimated $0.024 per $100 of eligible deposits thereafter.

  Brokered Deposit Restrictions. The FDIC has issued rules which prohibit undercapitalized institutions from soliciting or accepting brokered deposits. Adequately capitalized institutions may not solicit, accept or renew such deposits, unless a waiver is obtained from the FDIC.

  Community Reinvestment Act. The federal Community Reinvestment Act of 1977 ("CRA") has become increasingly important to financial institutions. Among other things, the CRA allows regulators to withhold approval of an acquisition or the establishment of a branch unless the applicant has performed satisfactorily under the CRA. Satisfactory performance means adequately meeting the credit needs of the communities the applicant serves, including low and moderate income areas. The applicable federal regulators now regularly conduct CRA examinations to assess the performance of financial institutions. First State Bank has received "satisfactory" ratings in its most recent CRA examination.

  Branching Acquisitions. Under New Mexico law, banks are permitted to conduct business through branches, after application to and approval of the Director of the Division, and after the Director makes certain findings regarding the financial history and condition of the bank, as well as the appropriateness of the branch in the community to be served.

  In addition the acquisition of New Mexico banks and bank holding companies by out-of-state banks, holding companies and other financial institutions is permitted under the New Mexico Interstate Bank Acquisition Act, under the conditions and upon receipt of the approvals set forth in the Act.

  Changing Regulatory Structure. The laws and regulations affecting banks and bank holding companies are continually being reviewed and revised. The rules and the regulatory agencies in this area have changed significantly over recent years and there is reason to expect that similar changes will continue in the future. It is difficult to predict the outcome of these changes.

  Enforcement Powers of the Federal and State Banking Agencies. The Federal Reserve Board and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed under "Prompt Corrective Action," the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is under capitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. In addition, the Division possesses certain enumerated enforcement powers to address violations of the New Mexico Banking Act by state-chartered banks and to preserve safety and soundness, including, in the most severe cases, the authority to take possession of a state bank.

EFFECT ON ECONOMIC ENVIRONMENT

  The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

  FRB monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company cannot be predicted.

                                  MANAGEMENT

  The table below states the names and ages of the directors and executive officers of the Company as well as the positions and offices they hold. A summary of the background and experience of each is given after the table. The Company's Board of Directors consists of nine directors divided into three classes of three directors each. The directors are elected by the stockholders of the Company for staggered three-year terms and hold office until their successors are elected and qualified. One class of directors is elected each year.

         NAME                    AGE                  POSITION
         ----                    ---                  --------
Michael R. Stanford(1)..........  44 President, Chief Executive Officer, and
                                      Director
H. Patrick Dee..................  42 Executive Vice President, Chief Operating
                                      Officer, Secretary/Treasurer and Director
Brian C. Reinhardt..............  38 Senior Vice President and Chief Financial
                                      Officer
Eloy A. Jeantete(1).............  69 Chairman of the Board and Director
Leonard J. DeLayo, Jr.(3).......  48 Director
Bradford M. Johnson(1)(2).......  46 Director
Sherman McCorkle(1)(2)..........  53 Director
Douglas M. Smith, M.D.(1)(2)....  63 Director
Herman N. Wisenteiner(1)(3).....  66 Director
Manuel Lujan, Jr................  68 Director

--------
(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

  Each officer of the Company serves at the discretion of the Board of Directors. There are no family relationships among any of the directors, officers or key employees of the Company. The current authorized number of directors of the Company is ten.

  Michael R. Stanford, a Director of the Company since its organization in 1988, is President and Chief Executive Officer of the Company and First State Bank. Mr. Stanford's entire career has been in the banking industry. Prior to joining First State Bank in 1987, Mr. Stanford spent five years with New Mexico Banquest Corporation as Senior Vice President in charge of loan administration. Mr. Stanford is a past director of the New Mexico Bankers Association. In addition, Mr. Stanford is involved in a variety of civic organizations.

  H. Patrick Dee has been a Director of the Company since 1991 and presently serves as Executive Vice President, Chief Operating Officer and Secretary/Treasurer of the Company, and Executive Vice President and Chief Operating Officer of First State Bank, a position he has held since December 1991. Prior to joining the Company, Mr. Dee spent four years with New Mexico Banquest Corporation and, after its acquisition by Livingston & Co. Southwest L.P. in 1988, with NBA. In 1989, Mr. Dee became Senior Vice President and Chief Financial Officer of Livingston & Co. Southwest, L.P. Mr. Dee is a certified public accountant.

  Brian C. Reinhardt, a Senior Vice President and Chief Financial Officer of the Company since 1995, joined First State Bank in September 1994. Prior to joining First State Bank, Mr. Reinhardt was a Senior Manager with KPMG Peat Marwick LLP. Mr. Reinhardt joined KPMG Peat Marwick LLP in 1984.

  Eloy A. Jeantete, a Director of the Company since August 1993 and Chairman of the Board since January 1994, joined the Bank 48 years ago as a bookkeeper and has spent his entire working career with the Bank, rising to his present position of Chairman of the Board of the Company. As a lifetime resident of Taos, Mr. Jeantete has accumulated a long list of civic achievements and community involvement, culminating with his election in 1990 as Mayor of Taos, a position he held until March 1994.

  Leonard J. DeLayo, Jr., a Director of the Company since November 1993, served as a director of First State Bank from 1988 to January 1992. Mr. DeLayo has been engaged in a general corporate and commercial law practice in New Mexico since 1974 and is the President and sole shareholder of Leonard J. DeLayo, Jr., P.C., which currently provides legal services to the Company and the Bank as outside counsel. Mr. DeLayo is a member of the Albuquerque Board of Education.

  Bradford M. Johnson, a Director of the Company since November 1993, is President of Heron Hill Corporation, a private company engaged in investments and financial consulting. From 1991 to November 1993, Mr. Johnson was a partner and Director of Research of Sterne, Agee & Leach, Inc., an investment banking firm in Atlanta, Georgia. Mr. Johnson studied at the University de Paris-Sorbonne from 1987 to 1991. Mr. Johnson is a director of Community Bank Capital Corporation, a privately owned thrift holding company in Atlanta, Georgia.

  Sherman McCorkle, a Director of the Company since November 1993, is the President of Technology Ventures Corporation, a wholly owned subsidiary of Lockheed Martin, and has over 15 years of banking experience. Mr. McCorkle served as President and Chief Executive Officer of Sunwest Credit Services Corporation from December 1988 to April 1992. Prior to that time, Mr. McCorkle held a variety of positions with Sunwest Credit Services Corporation's parent, Sunwest Bank of Albuquerque, N.A. Mr. McCorkle was a past Chairman of the Greater Albuquerque Chamber of Commerce, a Board member of United Way, and a member of the American Bankers Association.

  Douglas M. Smith, M.D., a Director of the Company since November 1993, is a Board Certified radiologist and the owner/general partner of The Historic Taos Inn. Dr. Smith is the co-founder and former President of Palm Beach Imaging, Inc., West Palm Beach, Florida, and a former member of the Board of Directors of the PIE Medical Insurance Co., a physician-owned medical malpractice insurance company headquartered in Cleveland, Ohio.

  Herman N. Wisenteiner, a Director of the Company since November 1993, is President and Chief Executive Officer of Horn Distributing Company, a real estate holding company which he founded in 1971 in Santa Fe, New Mexico. In addition to his many civic activities in northern New Mexico, from 1984 to 1993 Mr. Wisenteiner was also Chairman and Chief Executive Officer of CLX Exploration Inc., a publicly traded oil and natural gas exploration and production company headquartered in Denver, Colorado, and served as a Director of First Interstate Bank, Santa Fe, from 1980 to 1993.

  Manuel Lujan, Jr., a Director of the Company since June 1995, is a self-employed consultant on federal legislative matters. Mr. Lujan is also a self-employed real estate agent and an insurance agent for the Manuel Lujan Insurance Agency. Mr. Lujan served as Secretary of the Interior during the Bush administration until January 1993. Prior to serving as Secretary of the Interior, Mr. Lujan was a member of the United States House of Representatives representing New Mexico.

  Committees. The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee. All of the members of the Audit Committee and Compensation Committee are outside directors.

EXECUTIVE COMPENSATION.

  The following tables set forth the compensation paid by the Company to the two executive officers of the Company and one officer of First State Bank who received in excess of $100,000 in cash compensation.

                                                                     LONG-TERM
                                        ANNUAL COMPENSATION        COMPENSATION
     NAME AND                    --------------------------------- STOCK OPTIONS
 RINCIPAL POSITIONP         YEAR SALARY ($) BONUS ($) OTHER ($)(1)  GRANTED (#)
------------------          ---- ---------- --------- ------------ -------------
 Michael R. Stanford....... 1996  $183,333   $24,000    $41,621           0
  President and Chief       1995  $175,000   $45,000    $42,636           0
  Executive Officer         1994  $166,250   $37,500    $44,483           0
 H. Patrick Dee............ 1996  $130,000   $16,000    $42,836           0
  Secretary and             1995  $116,250   $30,000    $39,369           0
  Treasurer                 1994  $ 92,083   $22,500    $36,580           0
 W. Gary Millhollon(2)..... 1996  $ 86,575   $20,830    $ 6,000           0
  Senior Vice President
  First State Bank

--------

(1) Represents insurance premiums paid by the Company on behalf of Messrs. Stanford and Dee in the amount of $35,000 and $30,000, respectively, per year, amounts contributed by the Company to Messrs. Stanford and Dee's
    Section 401(k) plan, and auto allowance and dues.
(2) Mr. Millhollon was hired by First State Bank effective December 1995.

  AGGREGATE OPTION EXERCISES IN FISCAL YEAR AND FISCAL YEAR-END OPTIONS VALUE

                                                     NUMBER OF         VALUE OF
                                                    UNEXERCISED      IN-THE-MONEY
                                                    OPTIONS AT        OPTIONS AT
                            SHARES                 12/31/96 (#)     12/31/96 ($)(1)
                         ACQUIRED ON     VALUE     EXERCISABLE/      EXERCISABLE/
      NAME               EXERCISE (#) REALIZED ($) UNEXERCISABLE     UNEXERCISABLE
      ----               ------------ ------------ -------------    ---------------
Michael R. Stanford.....    19,600      $124,754      100,113(2)(3)    $830,629
                                                       12,000          $ 82,500
H. Patrick Dee..........       --            --        35,000          $231,000
                                                        8,750          $ 57,750

--------
(1) The closing price of the Company's Common Stock on December 31, 1996, was $15.00 per share.
(2) On January 30, 1997, Mr. Stanford exercised options to acquire 21,500 shares of Common Stock at an exercise price of $5.01 per share.
(3) Includes the option to purchase 28,613 shares of Common Stock described under "--Stock Option Agreement" below.

EXECUTIVE INSURANCE

  First State Bank has key-person insurance policies on each of Messrs. Stanford and Dee. Under these policies, First State Bank is named as beneficiary of $810,000 of term life insurance on Mr. Stanford and $533,000 of term life insurance on Mr. Dee. In addition, First State Bank also pays the premiums on $690,000 of additional whole life insurance for Mr. Stanford and $667,000 for Mr. Dee under which each is able to name the beneficiary. Under the provisions of the term life policies the amount of term insurance under each policy is gradually decreased over 10 years. However, First State Bank's premium payments are kept level during the entire ten-year period with the excess premiums from the term life policies being applied to the whole life policies. As a result of the increasing portion of the premiums which are allocated to the whole life policies, at the end of the ten-year period the whole life policies are fully paid. Upon termination of employment, the whole life policies would be transferable to Messrs. Stanford or Dee, as the case may be, who could elect to continue making the premium payment if such termination occurred before the tenth year of the policy. The annual premium which will be paid for the whole life policies will constitute compensation to such individuals.

STOCK OPTION AGREEMENT

  Under the terms of a stock option agreement, Mr. Stanford can exercise an option to purchase 28,613 shares of Common Stock at a price of $5.01 per share. As originally granted, the option allowed Mr. Stanford to purchase up to 10 percent of the common stock of New Mexico Bank Corporation ("NMBC"), the parent holding company of NBA, at the book value of the NMBC common stock as of November 19, 1990. In December 1991, the option was converted to an option to purchase the Company's Common Stock when NMBC was merged into the Company. The option may be exercised at any time by Mr. Stanford and will expire on October 12, 2003.

EXECUTIVE INCOME PROTECTION PLAN

  The Company has an Executive Income Protection Plan (the "Plan") with the following participants: Patrick G. Cahalan, Robert L. Chavez, H. Patrick Dee, Brian C. Reinhardt and Michael R. Stanford, which provides for benefits upon a Control Change (as defined in the Plan). Following a Control Change, the Plan provides for a three-year employment term and specifies the employee's position, salary, bonus, and benefits payable during that period. If the employee (i) resigns; (ii) is discharged for any reason other than cause, death or disability; or (iii) experiences a Reduction in Position (as defined in the Plan) within a three-year period beginning on the date of the Control Change, then the employee shall have income protection benefits consisting of
(a) a compensation benefit, payable in a single sum, equal to three times his Compensation (as defined in the Plan) in the case of Messrs. Dee and Stanford and two times his Compensation in the case of Messrs. Cahalan, Chavez, and Reinhardt; (b) the same level of fringe benefits as existed on the date of the Control Change for a period ending three years after the Control Change including, without limitation, any plan or arrangement to receive and exercise stock options and/or stock appreciation rights, restricted stock or grants thereof in which the employee is participating on the date of the Control Change (or plans or arrangements providing him with substantially similar benefits); (c) an amount equal to the employee's non-vested accrued benefit in the Company's retirement plans, determined as of the last valuation date under such plans, if the employee is not fully vested under the terms of such plans;
(d) up to a maximum of 30% of his Compensation for out-placement services for the employee; and (e) a lump-sum payment at the same time as the compensation payment described in (a) above, if the Company has purchased a split-dollar life insurance policy on the life of an employee.

  "Control Change" is defined in the Plan as (i) a sale or sales (including an exchange) of shares of the Company, other than pursuant to a public offering, at one or more times by the Company, a stockholder or stockholders of the Company, or any combination of the foregoing, which in the aggregate results in the beneficial ownership of more than 50% of the combined voting power of the Company's outstanding securities after the sale or sales by one or more stockholders who were not stockholders of the Company on April 19, 1996 (the effective date of the Plan), and who are not controlled after the sale or sales, directly or indirectly, by one or more of the stockholders of the Company on April 19, 1996; (ii) a sale or sales by the Company of all or substantially all of its assets to one or more persons or entities who were not stockholders of the Company on April 19, 1996, and who are not controlled after the sale or sales, directly or indirectly, by one or more of such stockholders; (iii) a merger or other combination in which the Company is either the surviving or disappearing corporation, which results in the beneficial ownership of more than 50% of the combined voting power of the outstanding securities of the surviving corporation by one or more persons or entities which were not stockholders of the Company on April 19, 1996, and which are not controlled after such merger or other combination, directly or indirectly, by one or more of such stockholders; (iv) the approval by the stockholders of the Company of any plan or proposal to liquidate or dissolve the Company; or (v) during any period of two consecutive years, individuals who at the beginning of the period constitute the entire Board of Directors of the Company cease for any reason to constitute a majority thereof, unless the election or the nomination for election by the Company's stockholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

  "Compensation" means the sum of (i) the employee's average taxable compensation from the Company; (ii) the employee's average elective salary reduction contributions to plans under Internal Revenue Code (the

"Code") Sections 401(k) and/or 125; and (iii) the product of the average percentage of covered payroll contributed by the Company to the Company's 401(k) profit sharing plan multiplied by the sum of (i) and (ii), in each case for the five calendar years preceding the Control Change.

  "Reduction in Position" shall occur if an employee (i) is removed as an officer or director; (ii) experiences a significant decrease in managerial or supervisory authority; (iii) experiences a reduction in salary or bonus;
(iv) is required by the Company to relocate to an office more than 50 miles from his location before the Control Change; (v) is reduced in the rate of his awards under any stock option plan in effect before the Control Change; or
(vi) experiences a material adverse change in his terms and conditions of employment.

  The Plan provides that the employees will be entitled to a gross-up payment if it is determined that any payment would be subject to the excise tax imposed by Section 4999 of the Code. The Plan also provides for the Company to pay the employee's legal fees incurred in any contest relating to the Plan and certain other indemnification to the extent permitted under applicable New Mexico or federal law and under the Company's Bylaws and the Articles.

  As of the date of this Prospectus, the aggregate cost to the Company (including the cost of early vesting under employee plans) under the Plan would not exceed $2.4 million in the event of a Control Change.

COMPENSATION OF DIRECTORS

  Each director who is not an employee of the Company (the "Outside Directors") is paid an annual fee of $3,000 and a per-meeting fee of $500 and will be reimbursed for expenses incurred in attending meetings of the Board of Directors and the committee meetings of the Board of Directors.

SECTION 401(K) PLAN

  In 1991, the Company adopted a tax-qualified profit sharing 401(k) plan (the "Saving Plan") covering all employees who have attained 18 years of age and have completed three months of service with the Company. Each participant in the Saving Plan may reduce his or her salary by as much as the lesser of 20% of his or her compensation or, in 1996, $9,500. The dollar limit is adjusted each year for inflation. The Company is required to make matching contributions of up to 50% of the first 6% of a participant's deferred compensation up to a maximum of 3%. The Company may, but is not required to, contribute additional amounts to the Saving Plan. Any such additional amounts are allocated to the accounts of participants who were active participants on the last day of the plan year or who retired or died or were disabled during the plan year. The allocation is in proportion to the eligible participants' compensation. During 1996, 1995 and 1994, First State Bank made contributions to the Saving Plan of $106,000, $70,000 and $53,000, respectively.

  All contributions by a participant are 100% vested and nonforfeitable at all times. The Company's contributions become 100% vested after three years of service with the Company. A participant may direct the investment of his or her account pursuant to the investment options offered by the trustee of the Saving Plan. Distribution of a participant's account under the Saving Plan normally occurs upon the participant's retirement or the participant's termination of employment with the Company.

INCENTIVE PLANS

  The Company has adopted a Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, the Company has reserved an aggregate of 225,000 shares of Common Stock for issuance pursuant to the exercise of options. Options may be granted to key employees of the Company, including directors who are also employees of the Company, and to certain outside consultants. As of February 28, 1997, options to purchase 199,753 shares of Common Stock were outstanding under the Stock Option Plan.

  The Stock Option Plan is administered by a committee which is composed of disinterested members of the Board of Directors (the "Committee"). Subject to the terms of the Stock Option Plan, the Committee determines the persons to whom awards are granted, the type of awards granted, the number of shares granted, the vesting schedule, the type of consideration to be paid to the Company upon exercise of options and the term of each option (not to exceed ten years).

  Under the Stock Option Plan, the Company may grant both incentive stock options ("incentive stock options") intended to qualify under Section 422 of the Code, and options which are not qualified as incentive stock options ("nonqualified stock options"). Incentive stock options must be granted at an exercise price equal to or greater than the fair market value of the Common Stock on the date of grant. The exercise price of nonqualified stock options granted under the Stock Option Plan will be determined by the Committee on the date of grant. The exercise price of incentive stock options granted to holders of more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of these options may not exceed five years.

  The Stock Option Plan provides that the total number of shares covered by the Stock Option Plan, the number of shares covered by each option and the exercise price per share may be proportionately adjusted by the Board of Directors or the Committee in the event of a stock split, reverse stock split, stock dividend or similar capital adjustment effected without receipt of consideration by the Company.

  Upon a change in control of the Company, stock options outstanding under the Stock Option Plan immediately become fully vested and exercisable. Also, in the event of a merger or consolidation in which the Company is not the surviving corporation, the sale of all or substantially all of the Company's assets, certain reorganizations or the liquidation of the Company, each option granted under the Stock Option Plan may, at the election of the holder, become immediately exercisable.

INDEMNIFICATION

  The Company's Bylaws provide that the Company will indemnify all directors, officers and employees of the Company to the fullest extent now permitted by the New Mexico Business Corporation Act (the "NMBCA"). Under these provisions any director, officer or employee who is made a party to any suit or proceeding will be indemnified if (i) such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, (ii) with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful and (iii) in all other cases, that his conduct was at least not opposed to the best interests of the Company. The NMBCA further provides that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation, the Bylaws, an agreement, a resolution of stockholders or directors or otherwise that are not inconsistent with the NMBCA. Pursuant to the Bylaws and the NMBCA, the Company cannot indemnify a director in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he is adjudged liable on the basis that personal benefit was improperly received by him.

  In addition, the Company's Articles provide that to the fullest extent now or hereafter permitted by New Mexico law, the Company's directors will not be liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as directors unless any such director has breached or failed to perform the duties of the director's office in compliance with Subsection 43-11-35(B) of the NMBCA (duty of care) and the breach or failure to perform constitutes negligence, willful misconduct or recklessness in the case of a director who has either an ownership interest in the Company or receives compensation of more than $2,000 from the Company in any calendar year, or willful misconduct or recklessness in the case of a director who does not have an ownership interest in the Company and does not receive compensation of more than $2,000 in any calendar year. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company and its stockholders, for acts or omissions not undertaken in good faith or involving intentional misconduct or knowing violations of law, for liability arising under Section 53-11-46 of the NMBCA (relating to the unlawful payment of distributions, and purchase or redemption of the Company's stock) or for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

  There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

  The Company maintains directors and officers liability insurance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1997, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such owners, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares. Unless otherwise indicated, the address of such person is the Company's address, 111 Lomas Avenue N.W., Albuquerque, New Mexico 87102.

                                                 NUMBER OF       PERCENTAGE OF
NAME                                          SHARES OWNED (1)   SHARES OWNED
----                                          ----------------   -------------
Richard L. Duchossois........................     112,500             5.12%
 845 Larch Avenue
 Elmhurst, IL 60126
John Hancock Advisors, Inc...................     170,125             7.74%
 101 Humington Avenue
 Boston, MA 02199
Michael R. Stanford..........................     112,772(2)(3)       4.95%
H. Patrick Dee...............................      42,855(2)(4)       1.92%
Eloy A. Jeantete.............................       1,000             0.05%
Leonard J. DeLayo, Jr........................      98,089(2)(5)       4.41%
Bradford M. Johnson..........................     164,009(2)          7.43%
Sherman McCorkle.............................       1,051             0.05%
Douglas M. Smith, M.D........................      23,750             1.08%
Herman N. Wisenteiner........................       9,454(2)          0.43%
Manuel Lujan, Jr.............................      10,625             0.48%
All executive officers and directors as a
 group (13 persons)..........................     503,018            21.16%

--------
(1) Includes shares of Common Stock issuable on conversion of 7% Debentures.
(2) Includes shares of Common Stock that were acquired as a result of the individuals' sale of shares of the Santa Fe Bank to the Company.

(3) Includes 28,613 shares which may be acquired within 60 days pursuant to outstanding stock options at an exercise price of $5.01 per share and 50,000 shares which may be acquired within 60 days pursuant to outstanding stock options at an exercise price of $8.40 per share.

(4) Includes 35,000 shares which may be acquired within 60 days pursuant to outstanding stock options at an exercise price of $8.40 per share.

(5) Includes 10,000 shares which may be acquired within 60 days pursuant to outstanding stock options at an exercise price of $8.40 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Credit Transactions. The executive officers, directors and principal stockholders of the Company and First State Bank, and members of their immediate families and businesses in which these individuals hold controlling interests, are customers of First State Bank and it is anticipated that such parties will continue to be customers of

First State Bank in the future. Credit transactions with these parties are subject to review by First State Bank's Board of Directors. All outstanding loans and extensions of credit by First State Bank to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 1996, the aggregate balance of First State Bank's loans and advances under existing lines of credit to these parties was approximately $1.9 million, or 0.78% of First State Bank's total loans. All payments of principal and interest on these loans are current. These loans represented 9.24% of the Company's equity as of December 31, 1996.

  Legal Services. Mr. DeLayo was a director of First State Bank from 1988 through January 1992, was a director of the Santa Fe Bank from March 1993 to June 1994 and was appointed as a director of the Company in November 1993. Mr. DeLayo acts as general counsel to the Company and First State Bank. Mr. DeLayo and his firm, Leonard J. DeLayo, P.C., are involved in representing the Company in numerous collection matters. The Company paid Mr. DeLayo's firm approximately $146,000, $187,000 and $161,000 for its services in 1996, 1995 and 1994.

  Santa Fe Branch Location. The Downtown Santa Fe location was constructed on land owned by Herman Wisenteiner, a Director of the Company. The Company is leasing the site from Mr. Wisenteiner for an initial term of 15 years (beginning December 1995) at an initial rate of $60,000 per year. In the opinion of management, the lease is on terms similar to other third-party commercial transactions in the ordinary course of business.

                         DESCRIPTION OF THE DEBENTURES

  The Debentures are to be issued under an Indenture, dated as of      , 1997
(the "Indenture"), between the Company and First Trust National Association, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference.

GENERAL

  The Debentures will be unsecured subordinated obligations of the Company, will be limited to an aggregate principal amount of $13,800,000 (including $1,800,000 subject to the Underwriters' over-allotment option) and will mature
on      . The Debentures will bear interest at the rate per annum shown on the
front cover of this Prospectus from      , 1997 or from the most recent
Interest Payment Date on which interest has been paid or provided for, payable
semi-annually on       and       of each year, commencing      , 1997, to the
Person in whose name such Debenture (or any predecessor Debenture) is registered at the close of business on the Regular Record Date for such
interest payment, which shall be the       or       (whether or not a Business
Day), as the case may be, next preceding such Interest Payment Date. (Sections 301 and 307) Principal of and premium, if any, and interest on the Debentures will be payable, and the transfer of Debentures will be registrable, and the Debentures may be presented for exchange or conversion at the offices of the
Trustee in the City of    , or at such other office designated by the Company.
(Sections 301, 305 and 1002)

  The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. (Section
302) No service charge will be made for any registration of transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Because the Company is a holding company, its rights and the rights of its creditors, including the Holders of the Debentures, to participate in the assets of any Subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the Subsidiary's creditors (including, in the case of the Bank, its depositors), except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary. See also "The Company" and "Regulation and Supervision."

  The Indenture does not contain any provisions that would provide protection to Holders of the Debentures against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring.

  A holder of 25% or more of the outstanding Common Stock (5% or more if such holder otherwise exercises a "controlling influence" over the Company) may be subject to regulation as a "bank holding company" in accordance with the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the FRB under the BHCA to acquire or retain 5% or more of the outstanding Common Stock and (ii) any person other than a bank holding company may be required to obtain the approval of the FRB under the Change in Bank Control Act to acquire or retain 10% or more of the outstanding Common Stock. For purposes of the BHCA, Holders of the Debentures may be deemed to be holders of the underlying shares of Common Stock.

SUBORDINATION OF DEBENTURES

  The payment of the principal of and premium, if any, and interest on the Debentures will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture). In certain events of insolvency, the payment of the principal of and premium and interest on the Debentures will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Debentures will be entitled to receive any payment in respect of the principal of or premium or interest on the Debentures. If upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of the Debentures (as defined in the Indenture, "Excess Proceeds") and if, at such time, any Entitled Persons in respect of Other Financial Obligations have not received payment in full in respect of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds first shall be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Debentures. In the event of the acceleration of the maturity of the Debentures, the holders of all Senior Indebtedness first will be entitled to receive payment in full of all amounts due thereon before the Holders of the Debentures will be entitled to receive any payment upon the principal of or premium or interest on the Debentures. No payments on account of principal of or interest on the Debentures or on account of the purchase or acquisition of the Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness or if any judicial proceeding shall be pending with respect to any such default. (Article Twelve)

  By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Debentures may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Debentures.

  The Company's obligations under the Debentures shall rank pari passu in right of payment with each other.

  The Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Debentures, but subordinate to other obligations of the Company, including obligations of the Company in respect of Other Financial Obligations.

CONVERSION RIGHTS

  The Debentures will be convertible, at the option of the Holder, into Common Stock of the Company at any time prior to the maturity date (subject to prior redemption by the Company on not less than 30 days' notice and not more than 60 days' notice), initially at the conversion price stated on the cover page hereof. The right to convert Debentures called for redemption will terminate at the close of business on the Redemption Date and will be lost if not exercised prior to that time. (Section 1301) For information as to notices of redemption, see "Optional Redemption" below.

  The conversion price will be subject to adjustment in certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined), (iii) subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and any dividend or distribution paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock in aggregate amount that, together with
(A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Company's Common Stock concluded within the preceding 12 months, exceeds 12.5% of the Company's market capitalization (being the product of the current market price (as defined) of the Common Stock times the number of shares of Common Stock then outstanding) on the date fixed for determination of stockholders entitled to receive such distribution and (vi) the successful completion of a tender offer made by the Company or any Subsidiary for the Company's Common Stock which involves an aggregate consideration that, together with (A) any cash and other consideration payable in respect of any tender offer by the Company or a Subsidiary for the Company's Common Stock expiring within the 12 months preceding the expiration of such tender offer and (B) the aggregate amount of any all-cash distributions to all holders of the Company's Common Stock within the 12 months preceding the expiration of such tender offer, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. Generally no adjustments to the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. (Section 1304)

  In the event that the Company shall distribute rights or warrants (other than those referred to in (ii) in the preceding paragraph) pro rata to holders of Common Stock, the Holder of any Debenture surrendered for conversion will be entitled to receive upon such conversion in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Debenture was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. (Section
1304)

  In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. (Section 1304) In case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Debenture then outstanding would, without the consent of any Holders of Debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). (Section 1311)

  Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock. (Section 1303) Debentures surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Debentures called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. In the case of any Debenture which has been converted after any Regular Record Date but on or before the next Interest Payment Date (except Debentures called for redemption on a Redemption Date within such period), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Debenture on such Regular Record Date. Except as described above, no interest on converted Debentures will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion. (Sections 307 and 1302)

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for Federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Debentures is reduced, such reduction may be deemed to be the payment of a taxable dividend to Holders of Debentures. Holders of Debentures could, therefore, have taxable income as a result of an event pursuant to which they received no cash or property that could be used to pay the related income tax.

OPTIONAL REDEMPTION

  The Debentures are to be redeemable at the election of the Company, in whole or in part, from time to time, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Debentures to be redeemed at his address
appearing in the Security Register, on any date on or after      , 2001, and
prior to maturity at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date): If redeemed during the 12-month period beginning      ,

                   REDEMPTION                                          REDEMPTION
            ---------------------------                          -------------------------------------------------
            YEAR                PRICE                            YEAR                           PRICE
            -----               ------                           ----                           -----


and thereafter at 100% of principal amount. (Sections 203, 1101, 1105, and
1107)

  Notwithstanding the foregoing, the Debentures may be redeemed at the option
of the Company, in whole or in part, at any time before      , 2001, without
any premium if the closing sale price of the Common Stock for at least 30 consecutive trading days equals or exceeds 140% of the conversion price then in effect.

  No sinking fund is provided for the Debentures.

EVENTS OF DEFAULT AND DEFAULTS

  The Indenture defines an Event of Default with respect to the Debentures as being certain events involving the bankruptcy, insolvency or reorganization of the Company. (Section 501) If any Event of Default with respect to the Debentures at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debentures may declare the principal amount of the Debentures to be due and payable immediately (provided that no such declaration is required upon certain events of bankruptcy), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (or premium, if any), or interest on the Debentures and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Debentures on behalf of the Holders of all Debentures. (Sections 502 and 513)

  The Indenture does not provide for any right of acceleration of the payment of principal of the Debentures upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Debentures or in the Indenture. The Indenture defines a Default with respect to the Debentures as any one of the following events: (A) an Event of Default; (B) default for 30 days in payment of interest on any Debenture; (C) default in payment of principal of (or premium, if any), on any Debenture at Maturity;
(D) failure by the Company for 60 days after due notice in performance or the breach of any covenant or warranty in the Indenture or any Debenture; and (E)
(i) failure by the Company or the Bank to pay indebtedness for money borrowed (including the Debentures) in an aggregate principal amount exceeding $500,000 at the later of final maturity or upon the expiration of any applicable period of grace with respect to such principal amount; (ii) acceleration of the maturity of any indebtedness of the Company or the Bank for borrowed money in excess of $500,000, if such failure to pay or acceleration results from a default under the instrument giving rise to, or securing, such indebtedness and is not annulled within 30 days after due notice, unless such default is contested in good faith by appropriate proceedings. In case a Default shall occur and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by appropriate judicial proceeding as the Trustee deems most effectual. (Section 503)

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to the Debentures at the time Outstanding, give to the Holders of the Outstanding Debentures notice of such default known to it if uncured or not waived, provided that, except in the case of default in the payment of principal of (or premium, if any), or interest on any Debenture, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Debentures; and, provided further, that such notice shall not be given until 60 days after the occurrence of a default with respect to the Debentures in the performance or breach of a covenant in the Indenture other than for the payment of the principal of (or premium, if any), or interest on any Debentures of such series. The term "default" with respect to the Debentures for the purpose only of the provision described in this paragraph means the happening of any of the Events of Default or Defaults. (Section 602)

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Sections 601 and 603) The Indenture provides that the Holders of a majority in principal amount of Outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture and may take any other action deemed proper which is not inconsistent with such directions. (Section 512)

  The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default, or specifying any default that exists. (Section 1004)

MODIFICATION OF THE INDENTURE

  Modifications to and amendments of the Indenture may be made by the Company and the Trustee, only with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Debentures, by executing supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Debentures, except that no such supplemental indenture may, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Debenture; (b) reduce the principal amount of, or any premium or the rate of interest on, any Debenture; (c) change the place or currency of payment of principal of (or premium, if any) or interest on, any Debenture; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture; (e) reduce the percentage in principal amount of Debentures, the consent of the Holders of which is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain covenant defaults; (f) modify the provisions of the Indenture relating to modification and amendment of the Indenture; (g) adversely affect the right to convert Debentures or (h) modify the subordination provisions in a manner adverse to the Holders of Debentures. The Indenture provides, however, that each of the amendments and modifications listed in clauses (a) through (h) above may be made with the consent of the Holder of each Outstanding Debenture affected thereby. (Sections 901, 902 and
907)

  The Holders of 66 2/3% in aggregate principal amount of the Outstanding Debentures may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007) The Holders of a majority in aggregate principal amount of the Outstanding Debentures may waive any past default under the Indenture, except a default in the payment of principal, premium or interest. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of the Holders of any of the Debentures, may consolidate with or merge into any other Person or convey, transfer or lease its assets substantially as an entirety to any Person, or permit any Person to consolidate with or merge into the Company or convey, transfer or lease the properties substantially as an entirety to the Company, provided that, (i) if applicable, the successor is a Person, organized under the laws of any domestic jurisdiction; (ii) the successor Person, if other than the Company, assumes the Company's obligations on the Debentures and under the Indenture; (iii) after giving effect to the transaction no Event of Default or Default, and no event which, after notice or lapse of time, would become an Event of Default or Default shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 801) Upon any consolidation or merger into any other Person or any conveyance, transfer or lease of the Company's assets substantially as an entirety to any Person, the successor Person shall succeed to, and be substituted for, the Company under the Indenture, and the Company, except in the case of a lease, shall be relieved of all obligations and covenants under the Indenture and the Debentures to the extent it was the predecessor Person.

OUTSTANDING DEBENTURES

  The Indenture provides that, in determining whether the Holders of the requisite principal amount of Outstanding Debentures have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture. Debentures owned by the Company or any of its Affiliates shall not be deemed to be Outstanding. (Section 101)

CONCERNING THE TRUSTEE

  In the ordinary course of business, the Company may maintain deposits with, and from time to time may borrow from, the Trustee.

REPORTS TO HOLDERS

  The Company intends to furnish to Holders of Debentures all quarterly and annual reports which it sends to holders of its Common Stock.

BOOK-ENTRY

  The Debentures will be issued in the form of the Global Debenture deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's partnership nominee. Owners of beneficial interests in the Debentures represented by the Global Debenture will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Debenture or the Indenture, with respect to the Global Debenture, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Debenture.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Debentures represented by a Global Debenture.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the Commission.

  Purchases of Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of Debentures ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Debentures, except in the event that the use of the book-entry system for the Debentures is discontinued.

  To facilitate subsequent transfers, all Debentures deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices with respect to the Debentures shall be sent to Cede & Co. If less than all of the Debentures are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such securities to be redeemed.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Debentures. Under its usual procedures, DTC mails an "Omnibus Proxy" to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, premium, if any, and interest payments on the Debentures will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  A Beneficial Owner shall give notice to elect to have its Debentures purchased or tendered, through its Participant, to the Trustee, and shall effect delivery of such Debentures by causing the Direct Participant to transfer the Participant's interest in the Global Debenture representing such Debentures, on DTC's records, to the Trustee. The requirement for physical delivery of tender or a mandatory purchase will be deemed satisfied when the Debentures in connection with a demand for repayment, an optional ownership rights in the Global Debenture representing such Debentures are transferred by Direct Participants on DTC's records and followed by a book-entry credit of tendered Debentures to the Trustee's account.

  Except as provided herein, a Beneficial Owner in a Global Debenture will not be entitled to receive physical delivery of Debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Debentures.

  DTC may discontinue providing its services as securities depositary with respect to the Debentures at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the Debentures will be printed and delivered. If the Company decides to discontinue use of the system of book-entry transfers through DTC (or a successor depositary), certificates representing the Debentures will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. The term "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which (i) national banking associations in the State of Minnesota or (ii) banking institutions in Albuquerque, New Mexico are authorized or obligated by law or executive order to close.

  "Holder" means a Person in whose name a Debenture is registered in the Security Register.

  "Interest Payment Date" means the Stated Maturity of an instalment of interest on the Debentures.

  "Maturity," when used with respect to any Debenture, means the date on which the principal of such Debenture becomes due and payable as provided in such Debenture or in the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Other Financial Obligations" means all obligations of the Company to make payments pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity options contracts and (iii) in the case of both (i) and (ii) above, similar financial instruments, other than
(A) obligations on account of Senior Indebtedness and (B) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Debentures. "Entitled Persons" means any person who is entitled to payment pursuant to the terms of Other Financial Obligations.

  "Outstanding," when used with respect to Debentures, means, as of the date of determination, all Debentures theretofore authenticated and delivered under the Indenture, except:

    (i) Debentures theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

    (ii) Debentures for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Debentures; provided that, if such Debentures are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee has been made; and

    (iii) Debentures which have been paid pursuant to Section 306 of the Indenture or in exchange for or in lieu of which other Debentures have been authenticated and delivered pursuant to the Indenture, other than any such Debentures in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debentures are held by a bona fide purchaser in whose hands such Debentures are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Debentures have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, Debentures owned by the Company or any other obligor upon the Debentures or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Debentures which the Trustee knows to be so owned shall be so disregarded. Debentures so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debentures and that the pledgee is not the Company or any other obligor upon the Debentures or any Affiliate of the Company or of such other obligor.

  "Paying Agent" means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Debentures on behalf of the Company.

  "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Redemption Date," when used with respect to any Debenture to be redeemed, means the date fixed for such redemption by or pursuant to the Indenture.

  "Regular Record Date" for the interest payable on any Interest Payment Date
means the     or    (whether or not a Business Day), as the case may be, next
preceding such Interest Payment Date.

  "Security Register" means the register provided by the Company pursuant to
Section 305 of the Indenture for the registration of Debentures and of transfers of Debentures.

  "Senior Indebtedness" is defined in the Indenture as (a) the principal of (and premium, if any), and interest on all indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, except (i) such indebtedness as is by its terms expressly stated to be junior in right of payment to the Debentures and (ii) such indebtedness as is by its terms expressly stated to rank pari passu with the Debentures and (b) any deferrals, renewals or extensions of any such Senior Indebtedness. (Section 101) The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets. (Section 101)

  "Stated Maturity," when used with respect to any Debenture or any instalment of interest thereon, means the date specified in such Debenture as the fixed date on which the principal of such Debenture or such instalment of interest is due and payable.

  "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. The term "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the Company's capital stock does not purport to be complete and is subject to the more detailed provisions of the Company's Articles and Bylaws and is qualified in its entirety by reference thereto.

  The authorized capital stock of the Company consists of 4,000,000 shares of Common Stock, no par value, and 1,000,000 shares of preferred stock (the "Preferred Stock"). As of March 31, 1997, the Company had 2,227,332 shares of Common Stock issued and outstanding, and no shares of Preferred Stock were outstanding. At the Company's 1997 Annual Meeting of Shareholders the stockholders will be presented with a proposal to increase the number of authorized shares of Common Stock to 20,000,000.

COMMON STOCK

  Voting. The holders of Common Stock currently possess exclusive voting rights in the Company. Shares of Preferred Stock issued in the future may be granted voting rights at the discretion of the Board of Directors. On matters submitted to the stockholders of the Company, the holders of the Common Stock will be entitled to one vote for each share held. No shares have cumulative voting rights.

  Dividends. Holders of shares of Common Stock are entitled to receive any dividends declared by the Board of Directors out of funds legally available therefor. The ability of the Company to pay cash dividends is subject to the ability of First State Bank to pay dividends or make other distributions to the Company, which in turn is subject to limitations imposed by law and regulation. See "Regulation and Supervision."

  Liquidation Rights. In the event of any liquidation or dissolution of the Company, all assets of the Company legally available for distribution after payment or provision for payment of (i) all debts and liabilities of the Company, (ii) any accrued dividend claims and (iii) liquidation preferences of any outstanding Preferred Stock, and will be distributed ratably, in cash or in kind, among the holders of Common Stock.

  Common Stock Purchase Rights. On October 25, 1996, the Board of Directors declared a dividend paid on December 18, 1996, of one right (a "Right") for each outstanding share of Common Stock of the Company held of record at the close of business on November 20, 1996 (the "Record Date"), or issued thereafter and before the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Shareholder Protection Rights Agreement, dated as of October 25, 1996 (the "Rights Agreement"), between the Company and American Securities Transfer & Trust, Inc., as Rights Agent. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one share of Common Stock for $45 (the "Exercise Price"), subject to adjustment.

  The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of either (the "Separation Time"):

    (1) the tenth business day after any Person (as defined in the Rights Agreement) commences a tender or an exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below (or a later date as the Board of Directors of the Company may fix by resolution adopted before the Separation Time that would otherwise have occurred); or

    (2) the tenth business day after the first date (the "Flip-in Date") of a public announcement by the Company or any Person that such Person has become an Acquiring Person, other than as a result of a Flip-over Transaction or Event, as defined below (or such earlier or later date, not beyond the thirtieth day after such acquisition, as the Board of Directors of the Company may fix by resolution adopted before the Flip-in Date that would otherwise have occurred);

provided, that if a tender or an exchange offer referred to in clause (1) is canceled, terminated or otherwise withdrawn before the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed never to have been made.

  For purposes of the Rights Agreement, an Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock, other than:

    (1) the Company, any wholly owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company;

    (2) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Common Stock solely through the Company's acquisition of Common Stock, until the Person becomes the Beneficial Owner (other than through a dividend or stock split) of any additional shares of Common Stock;

    (3) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company if the Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, sufficient securities so that such 10% or greater of Beneficial Ownership ceases; or

    (4) any Person who Beneficially owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into before a Flip-in Date; (B) shares owned by the Person and its affiliates and associates at the time of such grant; (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by affiliates and associates of the Person after such grant; and (D) shares held by the Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not affiliates or associates of the Person or acting together with the Person to hold such shares, or which are held by the Person in respect of a debt previously contracted.

  The Rights Agreement provides that, until the Separation Time, the Rights will be transferred only with the Common Stock. Common Stock certificates issued after the Record Date but before the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Date shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

  The Rights will be exercisable on the first Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (1) the Exchange Time (as defined below); (2) the close of business on October 25, 2006; (3) the date on which the Rights are redeemed as described below; or (4) upon the merger of the Company into another corporation pursuant to an agreement entered into before the Flip-in Date (in any such case, the "Expiration Time").

  The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a division or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of, or in exchange for Common Stock.

  If before the Expiration Time a Flip-in Date occurs, the Company shall take any necessary action to ensure and provide that each Right (other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof or any transferee of any of the foregoing, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time on and after a Flip-in Date and before an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then-outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

  Before the Expiration Time, the Company may not enter into, consummate or permit to occur a transaction or series of transactions after a Flip-in Date (each, a "Flip-over Transaction or Event") in which, directly or indirectly:

    (1) the Company consolidates or merges or participates in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or when the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (a) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (b) the person with whom the transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person, or

    (2) the Company sells or otherwise transfers (or one or more of its subsidiaries sells or otherwise transfers) assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or
  (b) generating more than 50% of the operating income or cash flow of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of the sale or transfer of assets or when the Company (or any subsidiary) enters into an agreement with respect to the sale or transfer, the Acquiring Person controls the Board of Directors of the Company;

in each case until it has entered into a supplemental agreement with the Person engaging in the Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of the Flip-over Transaction or Event and the supplemental agreement, all obligations and duties of the Company pursuant to the Rights Agreement. An Acquiring Person shall be deemed to control the Company's Board of Directors when, following a Flip-in Date, the persons who were directors of the Company before the Flip-in Date cease to constitute a majority of the Company's Board of Directors. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its affiliates and associates counted together as a single Person.

  The Board of Directors of the Company may, at its option, at any time before the close of business on the Flip-in Date, redeem all (but not less than all) of the then-outstanding Rights at $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors of the Company.

  The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

  The Rights Agreement is designed to protect stockholders in the event of an unsolicited attempt to acquire the Company for an inadequate price and to protect against abusive practices that do not treat all stockholders equally, such as, among others, partial and two-tier tender offers, coercive offers and creeping stock accumulation programs. These practices can pressure stockholders into tendering their Common Stock before realizing the full value or total potential of the investments. The Rights Agreement is intended to make the cost of abusive practices prohibitive and create an incentive for a potential acquirer to negotiate in good faith with the Company's Board of Directors. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board of Directors determines that it is fair and in the best interest of the Company and its stockholders, then, pursuant to the Rights Agreement, the Board of Directors has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will allow the Board of Directors to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board of Directors to represent the interests of all stockholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, the Board of Directors will be bound by its fiduciary obligations to act in the best interests of the Company and its stockholders.

  Other Characteristics. The Common Stock is not entitled to any preemptive right to subscribe for or receive any shares of any class of stock of the Company (or any securities convertible into shares of stock of the Company) issued in the future.

PREFERRED STOCK

  In supplementary sections to the Articles, the Company may provide for one or more classes of Preferred Stock, which must be separately identified. The shares of any such class may be divided into and issued in series, with each series separately designated to distinguish the shares thereof from the shares of all other series and classes. The terms of each series shall be stated in a supplementary section to the Company's Articles and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in the Articles, as to which there may be variations between different series. The Preferred Stock could be deemed to have an antitakeover effect in that, if a hostile takeover situation should arise, shares of Preferred Stock could be issued to purchasers sympathetic with the Company's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

  The effects of the issuance of the Preferred Stock on the holders of Common Stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on Common Stock if dividends are payable on the series of Preferred Stock; (ii) restrictions on dividends on Common Stock if dividends on the series of Preferred Stock are in arrears; (iii) dilution of the voting power of Common Stock if the series of Preferred Stock has voting rights, including a possible "veto" power if the series of Preferred Stock has class voting rights; (iv) dilution of the equity interest of holders of Common Stock if the series of Preferred Stock is convertible, and is converted, into Common Stock and (v) restrictions on the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Rights Agreement and certain provisions of the Company's Articles could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.

  The following discussion is a summary of certain material provisions of the Company's Articles, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, which could have anti-takeover effects.

  Classified Board of Directors. Under the Articles, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the stockholders would be required to change the control of the Board of Directors rather than one. In addition, the Articles provide for the affirmative vote of two-thirds of the outstanding Common Stock to remove directors without cause. The NMBCA currently provides for a simple majority vote to remove directors, with or without cause. This helps achieve the benefits of the classification since stockholders holding a simple majority of Common Stock could not remove without cause the two classes of directors not standing for election in a particular year.

  Advance Notice of Stockholder Proposals and Nominations. The Company's Articles establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before a meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely written notice to the secretary of the Company of such stockholder's intention to bring such business before such meeting.

  Notice will be timely if the Secretary of the Company receives it not less than 35 nor more than 50 days before the meeting, unless the Company has given less than 45 days prior notice or public disclosure of the meeting, in which case the stockholder will have until the 10th day after the Company gave notice or made public disclosure of the meeting to give notice. In the case of nominations for directors, the Articles further require that the stockholder's notice set forth certain information concerning the stockholder and the nominee. In the case of proposed business, the stockholder's notice shall briefly describe the business and the reasons for considering it, state the stockholder's name and address, represent that the stockholder is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting, and state any material interest of the stockholder in the proposed business. The chairman of the meeting will have the power to receive a notice relating to a stockholder nomination or a proposal for business and will not accept nominations and proposals not made in accordance with these procedures. This provision requires notices in addition to those currently required by law to permit stockholders to make proposals at any meetings of stockholders.

  The advance notice requirements allow the Board of Directors to consider the qualifications of the proposed nominees for the reasons for the proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those qualifications or reasons. Although these provisions do not give the Board of Directors any power to approve or disapprove stockholder nominations for election of directors or proposals for other business, they may have the effect of precluding a contest for the election of directors or proposals for other business if the procedures set forth in the Articles are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to propose other business, without regard to whether this might be harmful or beneficial to the Company and its stockholders.

  Super-Majority Vote. The Articles require the affirmative vote of 66.6% of the outstanding shares of the Company entitled to vote on the merger, consolidation, sale, lease or exchange of all or substantially all of the assets of the Company if the offeror or any affiliate of the offeror owns of record, or owns beneficially, directly or indirectly, more than 10% of any class of equity security of the Company.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, for whom Keefe, Bruyette & Woods, Inc. is acting as representative (the "Representative"), and each Underwriter has severally agreed to purchase from the Company, the principal amount of Debentures set forth opposite its name below.

       UNDERWRITER
      OF DEBENTURES                                            PRINCIPAL AMOUNT
      -------------                                            ----------------
Keefe, Bruyette & Woods, Inc..................................      $
                                                                    -----
    Total.....................................................      $
                                                                    =====

  The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are obligated to take and pay for all of the Debentures offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Company has been advised by the Representative that the Underwriters propose to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of   % of the principal amount of the
Debentures. The Underwriters may allow and dealers may re-allow a concession
not excess of   % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Underwriters.

  Pursuant to the Purchase Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional $1,800,000 in aggregate principal amount of Debentures at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any.

  The Company and each of its directors and executive officers have agreed not to sell, offer to sell, grant an option for the sale of, or otherwise dispose of, (i) any debt securities similar to the Debentures or (ii) any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative, subject to certain limited exceptions set forth in the Purchase Agreement.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof. The Company has agreed to reimburse the Representative for certain expenses and legal fees related to the sale of the Debentures.

  Until the distribution of the Debentures is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Debentures and the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Debentures and the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures and the Common Stock.

  If the Underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell a greater aggregate principal amount of Debentures than is set forth on the cover page of this Prospectus, the Representative may reduce that short position by purchasing Debentures in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases Debentures in the open market to reduce the Underwriters' short position or to stabilize the price of the Debentures, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Debentures as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures or the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock and, consequently, the Debentures, above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  The Debentures are a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Company intends to file an application for the approval of the Debentures for quotation on The Nasdaq SmallCap Market.

                                 LEGAL MATTERS

  The validity of the Debentures and Common Stock offered hereby will be passed upon by Hinkle, Cox, Eaton, Coffield & Hensley, L.L.P., 1700 Bank One Center, Amarillo, Texas 79101, counsel to the Company. Certain legal matters with respect to the Debentures have been passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Underwriters.

                                    EXPERTS

  The consolidated financial statements of First State Bancorporation as of December 31, 1996, and 1995, and for each of the years in the three year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 financial statements refers to a change in the method of accounting for investment securities.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, at prescribed rates. The Company's Common Stock is traded on The Nasdaq Stock Market's National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities covered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company and the Debentures, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, previously filed with the Commission (File No. 22-25144), is hereby incorporated in this Prospectus by reference and made a part hereof.


  Financial and other information included in the reports incorporated by reference herein does not reflect stock splits or dividends declared after the respective dates of the reports, except as indicated in such reports.

  Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, on his or her written or oral request, a copy of any or all of the documents incorporated or deemed to be incorporated herein by reference, other than certain exhibits to such documents. Written requests should be directed to First State Bancorporation, 111 Lomas Avenue, N.W., Albuquerque, New Mexico 87102, Attention: Secretary; telephone (505) 241-7500.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets as of December 31, 1996, and 1995............ F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1996, 1995, and 1994.................................................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1996, 1995, and 1994....................................... F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1995, and 1994.................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First State Bancorporation:

  We have audited the accompanying consolidated balance sheets of First State Bancorporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Bancorporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 1(b) to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1994.

                                          KPMG PEAT MARWICK LLP

Albuquerque, New Mexico
February 7, 1997

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------ ------------
                       ASSETS
Cash and due from banks (note 2)..................... $ 15,711,932 $ 14,787,266
Federal funds sold...................................          --           --
                                                      ------------ ------------
      Total cash and cash equivalents................   15,711,932   14,787,266
Investment securities (note 3):
  Available for sale (at market, amortized cost of
   $20,979,000 and $17,329,000 at December 31, 1996
   and 1995).........................................   21,048,140   17,504,265
  Held to maturity (at amortized cost, market of
   $19,597,000 and $21,345,000 at December 31, 1996
   and 1995).........................................   19,547,433   21,171,746
                                                      ------------ ------------
      Total Investment Securities....................   40,595,573   38,676,011
Loans and leases net of unearned interest (note 4)...  250,926,023  183,859,770
Less allowance for loan and lease losses.............    2,510,155    1,850,605
                                                      ------------ ------------
      Net loans and leases...........................  248,415,868  182,009,165
Premises and equipment, net (note 5).................   13,558,835   11,652,018
Accrued interest receivable..........................    2,001,678    1,959,569
Other real estate owned..............................    1,362,494      678,373
Goodwill, less accumulated amortization of $713,926
 and $609,719 at December 31, 1996 and 1995..........      881,881      986,088
Other assets.........................................    2,440,184    2,232,070
                                                      ------------ ------------
      Total assets................................... $324,968,445 $252,980,560
                                                      ============ ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 6):
    Noninterest-bearing.............................. $ 52,038,847 $ 42,026,645
    Interest-bearing.................................  225,314,476  176,820,223
                                                      ------------ ------------
      Total deposits.................................  277,353,323  218,846,868
  Securities sold under repurchase agreements (note
   7)................................................   13,928,515    8,913,474
  Federal Home Loan Bank advances (note 7)...........    4,970,000          --
  Federal funds purchased............................    1,500,000          --
  Other liabilities..................................    2,159,976    1,808,207
  Long-term debt (note 7)............................    4,006,119    5,986,103
                                                      ------------ ------------
      Total liabilities..............................  303,917,933  235,554,652
Stockholders' equity (note 10):
  Preferred stock, no par value, 1,000,000 shares
   authorized, none issued or outstanding............          --           --
  Common stock, no par value, 4,000,000 shares
   authorized, 2,172,357 and 1,962,067 issued and
   outstanding at December 31, 1996 and 1995.........   11,906,581    9,864,598
  Retained earnings..................................    9,097,986    7,445,338
  Unrealized gains on investment securities available
   for sale, net of deferred income taxes (notes 1, 3
   and 9)............................................       45,945      115,972
                                                      ------------ ------------
      Total stockholders' equity.....................   21,050,512   17,425,908
Commitments and contingencies (note 12)..............          --           --
                                                      ------------ ------------
      Total liabilities and stockholders' equity..... $324,968,445 $252,980,560
                                                      ============ ============

          See accompanying notes to consolidated financial statements.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1996        1995         1994
                                           ----------- -----------  -----------
Interest income:
  Interest and fees on loans and leases..  $23,322,817 $18,261,973  $13,686,844
  Interest on marketable securities:
    Taxable..............................    2,015,497   1,908,463    1,704,436
    Nontaxable...........................      197,736     135,693       79,172
  Federal funds sold.....................      145,246     386,619      153,087
                                           ----------- -----------  -----------
    Total interest income................   25,681,296  20,692,748   15,623,539
Interest expense:
  Deposits...............................    8,375,055   6,415,153    4,021,900
  Short-term borrowings..................      855,443     533,903      155,018
  Long-term debt and capital leases......      386,120     436,395      489,562
                                           ----------- -----------  -----------
    Total interest expense...............    9,616,618   7,385,451    4,666,480
                                           ----------- -----------  -----------
    Net interest income..................   16,064,678  13,307,297   10,957,059
Provision for loan and lease losses (note
 4)......................................    1,231,403     418,000      247,680
                                           ----------- -----------  -----------
    Net interest income after provision
     for loan and lease losses...........   14,833,275  12,889,297   10,709,379
                                           ----------- -----------  -----------
Other income (loss):
  Service charges on deposit accounts....    1,138,239     961,287      951,928
  Other banking service fees.............      926,864     319,968      200,085
  Loss from credit card processing
   operation (note 15)...................          --   (1,208,000)    (158,000)
  Gain (loss) on call or sale of
   investment securities, net............       10,156     (19,454)      (3,753)
  Other..................................      859,258     421,336      556,369
                                           ----------- -----------  -----------
    Total other income...................    2,934,517     475,137    1,546,629
                                           ----------- -----------  -----------
Other expenses:
  Salaries and employee benefits.........    6,388,350   4,898,453    4,001,356
  Occupancy..............................    1,854,447   1,352,888    1,186,773
  Data Processing........................      698,228     202,965      199,338
  Credit Card Interchange................      504,179         --           --
  Equipment..............................    1,261,835     811,482      564,642
  Legal, accounting and consulting.......      454,090     403,634      434,308
  Marketing..............................      636,704     568,964      377,247
  Other real estate owned expenses.......       65,496      97,689      337,208
  FDIC insurance premiums................        2,000     199,169      359,220
  Amortization of intangibles............      185,286     182,836      222,942
  Other..................................    2,540,148   2,207,923    1,931,435
                                           ----------- -----------  -----------
    Total other expenses.................   14,590,763  10,926,003    9,614,469
                                           ----------- -----------  -----------
Income before income taxes and minority
 interest................................    3,177,029   2,438,431    2,641,539
Income tax expense (note 9)..............    1,115,892     763,230      240,000
                                           ----------- -----------  -----------
Income before minority interest..........    2,061,137   1,675,201    2,401,539
Minority interest in earnings of consoli-
 dated subsidiaries......................          --          --       (10,478)
                                           ----------- -----------  -----------
      Net income.........................  $ 2,061,137 $ 1,675,201  $ 2,391,061
                                           =========== ===========  ===========
Earnings per share (note 1):
  Earnings per common and common
   equivalent share......................  $      0.96 $      0.82  $      1.18
                                           =========== ===========  ===========
  Earnings per common share--assuming
   full dilution.........................  $      0.88 $      0.77  $      1.06
                                           =========== ===========  ===========

          See accompanying notes to consolidated financial statements.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                         --------------------------------------------------------------
                                                             UNREALIZED
                                                           GAINS (LOSSES)
                          COMMON     COMMON                ON SECURITIES      TOTAL
                           STOCK      STOCK     RETAINED   AVAILABLE FOR  STOCKHOLDERS'
                          SHARES     AMOUNT     EARNINGS     SALE, NET       EQUITY
                         --------- ----------- ----------  -------------- -------------
Balance at December 31,
 1993................... 1,962,067 $ 9,864,598 $3,807,193          --      $13,671,791
  Net income............       --          --   2,391,061          --        2,391,061
  Dividends ($.064 per
   share)...............       --          --    (125,572)         --         (125,572)
  Net unrealized
   losses...............       --          --         --      (163,544)       (163,544)
                         --------- ----------- ----------     --------     -----------
Balance at December 31,
 1994................... 1,962,067   9,864,598  6,072,682     (163,544)     15,773,736
  Net income............       --          --   1,675,201          --        1,675,201
  Dividends ($0.154 per
   share)...............       --          --    (302,545)         --         (302,545)
  Net change in market
   value................       --          --         --       279,516         279,516
                         --------- ----------- ----------     --------     -----------
Balance at December 31,
 1995................... 1,962,067   9,864,598  7,445,338      115,972      17,425,908
  Net Income............       --          --   2,061,137          --        2,061,137
  Dividends ($0.20) per
   share................       --          --    (408,489)         --         (408,489)
  Common shares issued
   from exercise of
   options (note 10)....    19,600      98,196        --           --           98,196
  Common shares issued
   pursuant to
   conversion of
   subordinated
   debentures (note 7)..   186,838   1,888,224        --           --        1,888,224
  Common shares issued
   in employee benefit
   plan.................     3,852      55,563        --           --           55,563
  Net change in market
   value................       --          --         --       (70,027)        (70,027)
                         --------- ----------- ----------     --------     -----------
Balance at December 31,
 1996................... 2,172,357 $11,906,581 $9,097,986     $ 45,945     $21,050,512
                         ========= =========== ==========     ========     ===========



          See accompanying notes to consolidated financial statements.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             YEARS ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1996          1995          1994
                                      ------------  ------------  ------------
Operating activities:
 Net income.........................  $  2,061,137  $  1,675,201  $  2,391,061
                                      ------------  ------------  ------------
 Adjustments to reconcile net income
  to cash provided by operating
  activities:
 Provision for loan and lease
  losses............................     1,231,403       418,000       247,680
 Provision for decline in value of
  other real estate owned...........        12,500        30,000       137,753
 Depreciation and amortization......     1,595,687     1,063,791       775,103
 Net (gain) loss on call or sale of
  investment securities.............       (10,156)       19,454         3,753
 Gain on sale of loans..............           --            --        (69,498)
 Net loss on sale of premises and
  equipment.........................           --            --         15,619
 Loss from credit card processing
  operation.........................           --      1,208,000       158,000
 Net (gain) loss on sales of other
  real estate owned.................        20,294       (45,403)        7,143
 Minority interest in net income....           --            --        (80,531)
 Increase in accrued interest
  receivable........................      (557,115)     (515,006)     (370,641)
 (Increase) decrease in other
  assets, net.......................        62,334    (1,723,658)     (491,767)
 Increase in other liabilities,
  net...............................       366,191       534,637        49,279
                                      ------------  ------------  ------------
  Total adjustments.................     2,721,138       989,815       381,893
                                      ------------  ------------  ------------
  Net cash provided by operating
   activities.......................     4,782,275     2,665,016     2,772,954
                                      ------------  ------------  ------------
Cash flows from investing
 activities:
 Net increase in loans..............   (68,626,889)  (33,537,346)  (31,242,718)
 Sales of loans.....................           --            --      3,102,622
 Purchases of investment securities
  carried at amortized cost.........   (14,877,176)  (20,049,734)   (6,949,100)
 Maturities of investment securities
  carried at amortized cost.........    10,750,000    16,252,962     6,705,000
 Purchases of investment securities
  carried at market.................    (6,243,339)   (9,461,536)   (3,461,561)
 Maturities of investment securities
  carried at market.................     7,890,000     3,026,790       638,166
 Sales of investment securities
  available for sale................       500,156     4,095,844     1,278,145
 Purchases of premises and
  equipment.........................    (5,803,732)   (7,324,833)   (3,660,522)
 Sales of premises and equipment....     2,537,649           --            --
 Additions to other real estate
  owned.............................      (245,312)     (244,770)     (592,303)
 Payments received on loans
  classified as other real estate
  owned.............................         1,518       265,082       333,663
 Proceeds from sale of other real
  estate owned......................       555,156       237,556       592,540
                                      ------------  ------------  ------------
  Net cash used in investing
   activities.......................   (73,561,969)  (46,739,985)  (33,256,068)
                                      ------------  ------------  ------------
Cash flows from financing
 activities:
 Net increase in interest-bearing
  deposits..........................    48,494,253    40,561,347     6,315,984
 Net increase in noninterest-bearing
  deposits..........................    10,012,202     4,837,675    17,121,157
 Net increase (decrease) in
  securities sold under repurchase
  agreements........................     5,015,042      (551,583)    7,577,321
 Common stock issued................       153,759           --            --
 Proceeds from Federal Home Loan
  Bank borrowings...................     8,970,000     5,000,000           --
 Payments on Federal Home Loan Bank
  borrowings........................    (4,000,000)   (5,000,000)          --
 Dividends paid.....................      (408,489)     (302,545)     (125,572)
 Proceeds from long-term debt.......           --        250,000           --
 Payments on long-term debt.........       (32,407)     (126,896)     (109,837)
 Federal funds purchased, net.......     1,500,000           --            --
                                      ------------  ------------  ------------
  Net cash provided by financing
   activities.......................    69,704,360    44,667,998    30,779,053
                                      ------------  ------------  ------------
 Increase in cash and cash
  equivalents.......................       924,666       593,029       295,939
Cash and cash equivalents at
 beginning of year..................    14,787,266    14,194,237    13,898,298
                                      ------------  ------------  ------------
Cash and cash equivalents at end of
 year...............................  $ 15,711,932  $ 14,787,266  $ 14,194,237
                                      ============  ============  ============
Supplemental disclosure of
 additional noncash investing and
 financing activities:
 Additions to other real estate
  owned in settlement of loans......  $    988,783  $    203,420  $    251,238
 Additions to loans in settlement of
  other real estate owned...........           --   $    425,219  $    247,500
 Issuance of common stock pursuant
  to conversion of subordinated
  debentures, net (note 7)..........  $  1,888,224           --            --
                                      ============  ============  ============
Supplemental disclosure of cash flow
 information:
 Cash paid for interest.............  $  9,426,618  $  6,928,861  $  4,524,416
                                      ============  ============  ============
 Cash paid for income taxes.........  $  1,010,000  $    925,000  $    660,000
                                      ============  ============  ============

          See accompanying notes to consolidated financial statements.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Organization, Basis of Presentation and Principles of Consolidation

  First State Bancorporation ("FSBC") is a New Mexico-based holding company that is focused on New Mexico markets. In 1988, FSBC acquired First State Bank of Taos ("FSBT"), a state chartered bank with locations in Taos, Albuquerque, Santa Fe, Rio Rancho, Los Lunas, Bernalillo, Placitas, and Questa, New Mexico. In December 1993, FSBC acquired First State Bank of Santa Fe ("the Santa Fe Bank"), a state chartered bank located in Santa Fe, New Mexico. On June 5, 1994, the Santa Fe Bank was merged into FSBT. As a result of the merger, FSBC purchased the interest of the minority stockholders of the Santa Fe Bank. First State Bancorporation and its wholly owned subsidiary FSBT are collectively referred to as the Company.

  In November 1993, the Company completed a common stock and convertible debenture offering. The proceeds received by the Company from the sale of the common stock and the convertible debentures were principally used to purchase the shares of the principal shareholders, Livingston & Company Southwest, L.P.

  All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses and the valuation of real estate acquired in satisfaction of loans. In connection with the determination of the allowances for loan and lease losses and real estate owned, management obtains independent appraisals for significant properties.

  Management believes that the estimates and assumptions it uses to prepare the financial statements, particularly as they relate to the allowances for losses on loans and leases and real estate owned, are adequate. However, future additions to these allowances may be necessary based on changes in economic conditions. Further, regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and leases and real estate owned and may require the Company to recognize additions to these allowances based on their judgments about information available to them at the time of their examinations.

  The Company's results of operations depend on its net interest income. The components of net interest income, interest income and interest expense, are affected by general economic conditions and by competition in the marketplace.

  Interest rate risk arises from volatile interest rates and changes in the balance sheet mix. The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The Company's policy is to control the exposure of its earnings to changing interest rates by generally maintaining a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

 (b) Investment Securities

  Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). FAS 115 requires that investment securities be classified in one of three categories and accounted for as follows: (i) debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and carried

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES at amortized cost; (ii) debt and equity securities that are bought and held primarily for the purpose of selling them in the near term are classified as trading securities and carried at fair value, with unrealized gains and losses included in earnings; and (iii) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities. These are securities which the Company will hold for an indefinite period of time and may be used as a part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, prepayments, or similar factors. Available for sale securities are carried at estimated market value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related deferred income taxes. Upon purchase of investment securities, management designates securities as either held to maturity or available for sale. The Company does not maintain a trading portfolio.

  On November 15, 1995, the Financial Accounting Standards Board issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities ("the Guide"). The Guide allowed the Company to perform a one-time reassessment to determine the appropriateness of the categories in which securities were designated.

  On December 31, 1995, pursuant to the Guide, the Company reclassified securities with an amortized cost of approximately $3,483,000, and an approximate market value of $3,594,000 from held to maturity to available for sale. In accordance with FAS 115, the unrealized appreciation, net of deferred income taxes, was recorded as unrealized gains on investment securities as a separate component of stockholders' equity. Sales of available for sale securities are recognized using the specific identification method.

 (c) Loans, Leases and Allowance for Loan and Lease Losses

  Interest on loans is recognized as income based upon the daily principal amount outstanding. Interest on nonaccrual loans is recognized as income when payments are received. When a loan is placed on nonaccrual, any uncollected interest accrued in the current year is charged against income, with prior years' accruals charged to the allowance for loan and lease losses. Interest accrued on loans is, in most instances, discontinued when a loan becomes 90 days past due and/or management believes the borrower's financial condition is such that collection of future principal and interest payments is doubtful. Loans are removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectibility of principal or interest.

  Leases which meet the criteria to be classified as direct financing leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in a manner to produce a constant periodic rate of return. The gross investment in the lease includes the minimum lease payment due under the term of the lease, plus initial direct costs and the estimated residual value of the collateral underlying the lease. Initial direct costs are amortized using the level yield method. The value of unguaranteed residuals are reviewed periodically and any necessary adjustments are charged against operations. For leases which meet the operating lease criteria, income is recognized as rental payments are earned. The equipment leased under operating leases is carried as property and equipment at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the equipment, generally five years.

  The allowance for loan and lease losses is that amount which, in management's judgment, is considered adequate to provide for potential losses in the loan and lease portfolios. Management's determination of the allowance for loan and lease losses is made with consideration of such factors as delinquencies, changing collateral values, previous charge-off experience, local and national economic conditions and other factors which, in management's opinion, deserve current recognition in the allowance.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  First State Bank's loan portfolio is concentrated in Albuquerque, Santa Fe, Los Lunas, Rio Rancho and Taos, New Mexico. A significant portion of the loan portfolio is secured by real estate in those communities. Accordingly, the ultimate collectibility of First State Bank's loan portfolio is dependent upon real estate values in those markets.

  Loan origination fees and certain direct loan origination costs are deferred and amortized to income over the contractual life of the loan using a method that approximates the interest method. Any unamortized balance of the deferred fees is recognized as income if the loans are sold, participated or repaid prior to maturity.

  The Company adopted Statement of Financial Accounting Standards No. 114 and 118, "Accounting by Creditors for Impairment of a Loan" (FAS 114 and 118) as of January 1, 1995. The adoption of the standards did not have a significant impact on the Company.

 (d) Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets.

 (e) Intangible Assets

  The excess of cost over the fair value of the net assets of acquired banks is recorded as goodwill, which is amortized on a straight-line basis over a period of 15 years. Core deposit intangibles are amortized over a 10-year period using the straight-line method. At December 31, 1996 and 1995, unamortized core deposit intangibles included in other assets in the accompanying financial statements totaled $60,461 and $92,007, respectively.

  The Company assesses the recoverability of goodwill and core-deposit intangibles by determining whether the amortization of the intangibles over their remaining lives can be recovered through projected undiscounted future results of operations.

 (f) Other Real Estate Owned

  Other real estate owned consists of loan-related properties acquired through foreclosure and by deed-in-lieu of foreclosure.

  Other real estate owned is carried at the lower of the investment in the related loan or fair value of the assets received. Fair value of such assets is determined based on independent appraisals minus estimated costs of disposition. Declines in value subsequent to acquisition are accounted for within the allowance for other real estate owned. Provisions for losses subsequent to acquisition, operating expenses and gain or losses from sales of other real estate owned are charged or credited to other operating costs.

 (g) Income Taxes

  The Company files a consolidated tax return with its wholly owned subsidiary. The Company uses the asset and liability method prescribed in the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

 (h) Statement of Cash Flows

  For the purpose of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

 (i) Earnings per Common Share

  Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by this total of the weighted average number of common shares and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing price or the average market price of the Company's common stock for the period. Earnings per common share, assuming full dilution, also include the dilution which would result if the convertible debentures outstanding during the period had been converted at the date of issuance in November 1993.

  On November 20, 1995, the Company effected a 5-for-4 split of its common stock. All references to number of shares and per-share computations in the consolidated financial statements and notes have been retroactively restated to reflect the common stock split. The number of shares used in the earnings per-share computation are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1996      1995      1994
                                                   --------- --------- ---------
Primary
  Average common shares outstanding............... 2,026,428 1,962,067 1,962,067
  Average common share equivalents................   109,498    89,438    57,254
                                                   --------- --------- ---------
                                                   2,135,926 2,051,505 2,019,321
                                                   ========= ========= =========
Fully diluted
  Average common shares outstanding............... 2,026,428 1,962,067 1,962,067
  Average common share equivalents:
    Common stock options and warrants.............   136,351    97,752    57,254
    Convertible debentures........................   503,574   547,619   547,619
                                                   --------- --------- ---------
                                                   2,666,353 2,607,438 2,566,940
                                                   ========= ========= =========

 (j) Stock Options

  Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and related interpretations." As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, FAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No.
25. Had compensation cost for the Company's stock-based compensation plans been determined consistent with FAS 123, the Company's net income and net income per share for the year ended December 31, 1996, would have been substantially the same as reported.

 (k) Reclassifications

  Certain 1995 balances have been reclassified to conform to the 1996 presentation.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

 (l) Accounting Standards Issued but not yet Adopted

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996, and is to be applied prospectively. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management does not expect that adoption of FAS 125 will have a material impact on the company's financial position, results of operations, or liquidity.

2. CASH AND DUE FROM BANKS

  First State Bank is required to maintain certain daily reserve balances on hand in accordance with Federal Reserve Board requirements. The consolidated reserve balances maintained in accordance with these requirements were approximately $5,357,000 and $4,649,000 at December 31, 1996 and 1995,
respectively.

3. INVESTMENT SECURITIES

  Following is a summary of amortized costs and approximate market values of investment securities:

                                                GROSS      GROSS     ESTIMATED
                                   AMORTIZED  UNREALIZED UNREALIZED   MARKET
                                     COST       GAINS      LOSSES      VALUE
                                  ----------- ---------- ---------- -----------
As of December 31, 1996
  Obligations of the U.S.
   Treasury:
    Available for sale........... $ 6,972,191  $ 39,662   $ 3,093   $ 7,008,760
    Held to maturity.............   2,780,724    21,876       --      2,802,600
  Obligations of U.S. government
   agencies:
    Available for sale...........  12,463,885    60,400    27,355    12,496,930
    Held to maturity.............  13,497,297    36,000    47,625    13,485,672
  Obligations of states and
   political subdivisions--
    Held to maturity.............   3,269,412    39,810       547     3,308,675
  Federal Home Loan Bank stock...   1,231,500       --        --      1,231,500
  Federal Reserve Bank stock.....     310,950       --        --        310,950
                                  -----------  --------   -------   -----------
                                  $40,525,959  $197,748   $78,620   $40,645,087
                                  ===========  ========   =======   ===========
As of December 31, 1995
  Obligations of the U.S.
   Treasury:
    Available for sale........... $ 1,980,023  $ 16,910   $ 2,868   $ 1,994,065
    Held to maturity.............   3,673,297    34,676       --      3,707,973
  Obligations of U.S. government
   agencies:
    Available for sale...........  14,461,975   168,375     6,700    14,623,650
    Held to maturity.............  13,494,429   101,107    28,976    13,566,560
  Obligations of states and
   political subdivisions--
    Held to maturity.............   4,004,020    68,871     2,429     4,070,462
  Federal Home Loan Bank stock...     613,100       --        --        613,100
  Federal Reserve Bank stock.....     273,450       --        --        273,450
                                  -----------  --------   -------   -----------
                                  $38,500,294  $389,939   $40,973   $38,849,260
                                  ===========  ========   =======   ===========

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  The amortized cost and estimated market value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                                                     ESTIMATED
                                                         AMORTIZED    MARKET
                                                           COST        VALUE
                                                        ----------- -----------
Within one year:
  Available for sale...................................         --          --
  Held to maturity..................................... $ 2,199,647 $ 2,200,596
One through five years:
  Available for sale...................................  16,444,672  16,531,625
  Held to maturity.....................................  15,058,414  15,079,550
Five through ten years:
  Available for sale...................................   1,994,254   1,989,065
  Held to maturity.....................................   1,099,372   1,121,782
After ten years:
  Available for sale...................................     997,150     985,000
  Held to maturity.....................................   1,190,000   1,195,019
Federal Reserve stock..................................     310,950     310,950
Federal Home Loan Bank stock...........................   1,231,500   1,231,500
                                                        ----------- -----------
    Total.............................................. $40,525,959 $40,645,087
                                                        =========== ===========

  Marketable securities with an amortized cost of approximately $34,685,000 and $24,390,000 were pledged to collateralize deposits as required by law and for other purposes at December 31, 1996 and 1995, respectively.

  Proceeds from sales of investments in debt securities for the years ended December 31, were $500,156 in 1996, $4,095,844 in 1995 and $1,278,146 in 1994.
Gross losses realized were zero in 1996, $26,997 in 1995 and $3,753 in 1994. Gross gains realized were $156 in 1996, $7,543 in 1995 and zero in 1994.

4. LOANS AND LEASES

  Following is a summary of loans and leases by major categories:

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------ ------------
Commercial........................................... $ 36,578,045 $ 23,204,781
Consumer and other...................................   13,238,944   10,091,600
Lease financing......................................   16,658,963          --
Real estate--mortgage................................  148,712,636  115,640,653
Real estate--construction............................   35,737,435   34,922,736
                                                      ------------ ------------
                                                      $250,926,023 $183,859,770
                                                      ============ ============

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  Future minimum lease receivable under noncancellable leasing arrangements as of December 31, 1996 are as follows:

                                                          DIRECT
                                                         FINANCING   OPERATING
                                                          LEASES       LEASES
                                                        -----------  ----------
Years ending December 31:
  1997................................................. $ 4,706,704  $  911,387
  1998.................................................   4,601,372     861,244
  1999.................................................   3,883,109     790,927
  2000.................................................   3,096,316     730,475
  2001.................................................   1,640,355     584,894
  Thereafter...........................................     704,408         --
                                                        -----------  ----------
Net minimum future lease receipts...................... $18,632,264  $3,878,927
                                                                     ==========
Less unearned income...................................  (3,595,644)
Unamortized initial indirect costs.....................     184,395
Estimated residual value...............................   1,437,948
                                                        -----------
Net investment in direct financing leases.............. $16,658,963
                                                        ===========

  Following is a summary of changes to the allowance for loan and lease losses:

                                                 YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
Balance at beginning of year................ $1,850,605  $1,467,954  $1,441,437
Provision charged to operations.............  1,231,403     418,000     247,680
Loans charged off...........................   (753,512)   (345,459)   (437,378)
Recoveries..................................    181,659     310,110     216,215
                                             ----------  ----------  ----------
Balance at end of year...................... $2,510,155  $1,850,605  $1,467,954
                                             ==========  ==========  ==========

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," effective January 1, 1995. Prior periods have not been restated. All loans have been evaluated for collectibility under the provisions of these statements.

  The recorded investment in loans for which an impairment has been recognized were $1,057,802 at December 31, 1996, and $1,730,483 at December 31, 1995. The
average investment in loans for which impairment has been recognized was $1,294,000 in 1996. The allowance for loan losses related to these loans were zero at December 31, 1996 and $135,583 at December 31, 1995.

  The allowance for impaired loans is included in the allowance for loan and lease losses. Interest income of $18,293 was recognized on impaired loans during 1996. No interest income was recognized on impaired loans during 1995.

  Loans on which the accrual of interest has been discontinued amounted to $946,408, $1,807,601 and $64,828 at December 31, 1996, 1995 and 1994,
respectively. If interest on such loans had been accrued, such income would have been approximately $12,000 in 1996, $98,000 in 1995 and $800 in 1994.
Actual interest income on those loans, which is recorded only when received, amounted to zero in 1996, 1995 and 1994.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  Activity during 1996 and 1995 regarding outstanding loans to certain related-party loan customers of the subsidiary bank's (executive officers, directors and principal shareholders of First State Bank including their families and companies in which they are principal owners) was as follows:

                                                           1996        1995
                                                        ----------  -----------
Balance at beginning of year........................... $1,495,355  $ 2,779,317
Advances...............................................    858,845    3,133,028
Loans to parties no longer related.....................        --    (1,833,955)
Repayments.............................................   (408,081)  (2,583,035)
                                                        ----------  -----------
Balance at December 31................................. $1,946,119  $ 1,495,355
                                                        ==========  ===========

5. PREMISES AND EQUIPMENT

  Following is a summary of premises and equipment, at cost:

                                         ESTIMATED     AS OF DECEMBER 31,
                                           USEFUL    ------------------------
                                        LIFE (YEARS)    1996         1995
                                        ------------ -----------  -----------
Land...................................      --      $ 1,389,490  $ 2,432,185
Building and leasehold improvements....    15-30       7,267,468    8,706,747
Equipment..............................        5       5,060,522    3,474,327
Equipment subject to operating lease
 financing.............................      3-5       4,017,468          --
Assets under capital leases............        5          78,781       78,781
                                                     -----------  -----------
                                                      17,813,729   14,692,040
Less accumulated depreciation and
 amortization..........................               (4,254,894)  (3,040,022)
                                                     -----------  -----------
                                                     $13,558,835   11,652,018
                                                     ===========  ===========

  Depreciation and amortization expense on premises and equipment in 1996, 1995 and 1994 was $1,331,147, $822,344 and $670,897, respectively.

  During 1996, the Company entered into two agreements for the sale and lease back of two bank branch facilities totaling $2,563,500. The leases are classified as operating leases in accordance with Statement of Financial Accounting Standards No. 13 as amended. The net book value of the premises was removed from the consolidated balance sheet and a gain of approximately $13,000 was deferred and is being recognized as an adjustment to rent expense over the term of the lease. The two leases have a lease term of fifteen years. The minimum lease payments total $255,000 in 1997, $255,000 in 1998, $255,000 in 1999, $255,000 in 2000, $255,000 in 2001 and $2,420,000 thereafter. Rent expense under these leases was $130,400 in 1996.

6. DEPOSITS

  Following is a summary of interest-bearing deposits:

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------ ------------
Interest-bearing checking accounts................... $ 49,245,938 $ 49,289,474
Money market savings.................................   32,811,455   24,257,612
Regular savings......................................   16,081,190   15,352,403
Time:
  Denominations $100,000 and over....................   52,751,491   28,732,839
  Denominations under $100,000.......................   74,424,402   59,187,895
                                                      ------------ ------------
                                                      $225,314,476 $176,820,223
                                                      ============ ============

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

7. BORROWINGS

 Securities sold under agreement to repurchase

  Securities sold under agreements to repurchase are comprised of customer deposit agreements with overnight maturities. The obligations are not federally insured but are collateralized by a security interest in U.S. Treasury or U.S. government agency securities. These securities are segregated and safekept by third-party banks. These securities had a market value of $15,916,000 and $10,731,000, at December 31, 1996 and 1995, respectively.

  Securities sold under agreement to repurchase are summarized as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                         1996         1995
                                                     ------------  ------------
Balance............................................. $ 13,928,515  $ 8,913,474
Weighted average interest rate......................         5.34%        5.25%
Maximum amount outstanding at any month end.........   13,928,516    9,622,511
Average balance outstanding during the period.......   11,843,000    8,375,000
Weighted average interest rate during the period....         4.74%        5.20%

 Subordinated Debentures

  The convertible debentures issued November 10, 1993, had an outstanding balance of $3,788,000 and $5,750,000 at December 31, 1996 and 1995,
respectively. Interest on the convertible debentures accrues from the date of issuance and is payable semiannually on May 1 and November 1 of each year at a rate of 7.00 percent per annum. The convertible debentures mature on November 10, 2003, subject to prior redemption or exchange. The convertible debentures are subordinated to all present and future senior indebtedness. Only capital stock of the Company (common or preferred) is junior to the convertible debentures.

  The convertible debentures may be redeemed at the option of the Company, in whole or in part, at a redemption value of 101 percent of the outstanding principal amount plus accrued interest. The redemption value decreases one percent each succeeding November 1 until reaching 100 percent in 1997.

  If necessary to meet regulatory capital requirements, the Company may require the holders of the convertible debentures to exchange all of the convertible debentures for convertible preferred stock at a rate of one share of convertible preferred stock for each $25 in principal amount of convertible debentures.

  The holders of the convertible debentures are entitled at any time up to and including November 1, 2003, subject to prior redemption or exchange, to convert the principal amount into shares of common stock at a conversion price of $10.50 per share subject to adjustment in certain events, including (i) the issuance of capital stock of the Company as a dividend or distribution on the common stock; (ii) subdivisions, combinations or reclassifications of the common stock; (iii) the issuance to all holders of common stock of certain rights or warrants entitling them to subscribe for common stock at a price per share less than the then current market price; or (iv) the distribution to all holders of common stock of assets or debt securities of the Company or rights or warrants to purchase securities of the Company. In 1996, debentures totaling $1,962,000 were converted into 186,838 shares of common stock.

 Federal Home Loan Bank advances

  First State Bank has a note payable to the Federal Home Loan Bank of Dallas included in long-term debt, dated January 30, 1995, with an outstanding balance of $218,119 and $236,103 at December 31, 1996, and 1995, respectively. The note is payable in monthly installments of principal and interest at 8.26% through February 1, 2005.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  First State Bank has a Federal Home Loan Bank advance with a balance of $4,000,000 at December 31, 1996. The advance has a final maturity of April 23, 2003, but is prepayable, in whole or in part monthly. The advance bears interest based on the one month LIBOR index plus 0.21%, 5.86% at December 31, 1996.

  First State Bank has a Federal Home Loan Bank advance with a balance of $970,000 at December 31,1996, secured by a U.S. Treasury security with an estimated market value of $977,000. The advance has an eight-day term maturing January 7, 1997, and bears interest at 5.61%.

  The maximum amount of Federal Home Loan Bank advances outstanding during 1996 was $8,000,000, and the weighted average interest rate paid for these advances was 5.74%, with an average outstanding balance of $4,283,000.

8. LEASES

  First State Bank leases certain of its premises and equipment under noncancellable operating leases from unrelated parties. Rent expense for the years ended December 31, 1996, 1995, and 1994, totaled approximately $829,000, $529,000 and $417,000, respectively. Minimum future payments under these leases at December 31, 1996, are as follows:

                                                                    YEARS ENDING
                                                                    DECEMBER 31,
                                                                    ------------
      1997.........................................................  $1,026,609
      1998.........................................................   1,021,932
      1999.........................................................     715,226
      2000.........................................................     676,750
      2001.........................................................     638,049
      2002 and beyond..............................................   5,797,999
                                                                     ----------
                                                                     $9,876,565
                                                                     ==========

9. INCOME TAXES

  Federal income tax expense (benefit) consisted of the following:

                                                 YEARS ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1996        1995       1994
                                              ----------  ----------  ---------
   Current................................... $1,124,780  $1,013,725  $ 508,100
   Deferred..................................     (8,888)   (250,495)  (268,100)
                                              ----------  ----------  ---------
     Total expense........................... $1,115,892  $  763,230  $ 240,000
                                              ==========  ==========  =========

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  Actual income tax expense from continuing operations differs from the "expected" tax expense for 1996, 1995 and 1994 (computed by applying the U.S. federal corporate tax rate of 34 percent to income from continuing operations before income taxes) as follows:

                                                YEARS ENDING DECEMBER 31,
                                              --------------------------------
                                                 1996       1995       1994
                                              ----------  ---------  ---------
Computed "expected" tax expense.............. $1,080,000  $ 829,000  $ 898,000
Increase (reduction) in income taxes
 resulting from:
  Tax-exempt interest........................    (76,000)   (62,000)   (57,000)
  Amortization of intangibles................     92,000     96,000     75,800
  Utilization of operating loss carryforwards
   and credits...............................        --         --    (377,000)
  Change in valuation allowance for deferred
   tax assets................................   (120,000)  (132,466)  (341,534)
  Other......................................    139,582     32,696     41,734
                                              ----------  ---------  ---------
    Total income tax expense................. $1,115,892  $ 763,230  $ 240,000
                                              ==========  =========  =========

  Elements of deferred income tax assets and liabilities are as follows:

                                                             AS OF DECEMBER 31,
                                                             ------------------
                                                               1996     1995
                                                             -------- ---------
Deferred tax assets:
  Allowance for loan losses................................. $592,424 $ 368,230
  Write-down of other real estate owned.....................   37,267    32,167
  Depreciation..............................................   92,323    79,523
  Accrued expenses..........................................   17,000    17,000
  Deferred compensation expense.............................   31,618    20,244
  Alternative minimum tax credit carryforwards..............      --     61,747
  Loss from abandonment of credit card operation............      --    316,200
  Other.....................................................   14,838    23,000
                                                             -------- ---------
    Total gross deferred tax assets.........................  785,470   918,111
    Less valuation allowance................................      --   (120,000)
                                                             -------- ---------
                                                              785,470   798,111
Deferred tax liabilities:
  Deferred gains on sale of other real estate owned.........   17,987    39,516
  Tax effect of unrealized gains on investment securities...   23,669    59,743
                                                             -------- ---------
    Total gross deferred tax liabilities....................   41,656    99,259
                                                             -------- ---------
    Net deferred tax asset.................................. $743,814 $ 698,852
                                                             ======== =========

  In order to fully realize the deferred tax asset on the Company's balance sheet at December 31, 1996, of $785,470, the Company will need to generate future taxable income of approximately $2,310,000. Based on the Company's historical and current pre-tax income, management believes it is more likely than not that the Company will realize the benefit of the temporary differences prior to the expiration of the carry-forward period and further believes that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate taxable income or any specific level of continuing taxable income.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

10. STOCKHOLDERS' EQUITY

  At December 31, 1996, under terms of a stock option agreement, an officer of First State Bank has an outstanding option to purchase 50,113 common shares of the Company at a price of $5.01 per share. The options may be exercised at any time and expire on October 12, 2003. During 1996, the officer exercised 19,600 options for a total of $98,196.

  Effective October 5, 1993, the Company adopted the First State Bancorporation 1993 Stock Option Plan, which provides for the granting of options to purchase up to 225,000 shares of the Company common stock. Exercise dates and prices for the options are set by a committee of the Board of Directors. The plan also provides that options other than those qualifying as incentive stock options may be granted. On November 2, 1993, three officers and one consultant, who is also a director of the Company, were granted 150,000 options at a price of $8.40 per share. On December 12, 1994, eleven officers were granted 13,750 options at a price of $8.40 per share. On December 29, 1995, twenty officers were granted 35,000 options at a price of $8.40 per share. Compensation expense of $33,453 and $59,542 was recognized pursuant to the grant of options in 1996 and 1995, respectively. Vesting of these options is 20 percent at the date of grant and 20 percent per year thereafter until fully vested. At December 31, 1996, the vested portion of these options totaled 142,250 shares.

  On October 25, 1996, the Board of Directors approved a shareholder protection rights agreement to protect the shareholders of the Company from abusive or unfair take-over practices. The terms of the agreement provide one right for each share of common stock held. The rights become exercisable only if a person or a group accumulates ten percent or more of the Company's common shares. The Company would be entitled to redeem the rights for $0.01 per right until the tenth day following a public announcement of an acquisition of 10% of its common shares. The rights expire on October 25, 2006.

  On October 25, 1996, the Board of Directors approved a dividend reinvestment plan. The plan allows any shareholder of record of 300 shares of common stock to reinvest dividends on those shares in common shares issued by the Company pursuant to the plan. Holders of 300 or more shares may also acquire shares from the Company through the plan in an amount not to exceed $30,000 quarterly.

  In connection with the common stock and convertible debenture offering, the Company sold to the underwriter for $100 a five-year warrant to purchase 48,125 shares of common stock. The warrant is exercisable at $10.50 per share of common stock of the Company. The warrants expire November 1, 1998.

  Bank regulations specify the level of dividends that can be paid by First State Bank. As of January 1, 1997, First State Bank had approximately $3,500,000 in retained earnings which was available for the payment of dividends to the Company subject to regulatory capital requirements. Future dividend payments will be dependent upon the level of earnings generated by First State Bank and/or regulatory restrictions, if any.

  Payment of dividends subsequent to January 1, 1993 to the Company's stockholders is limited by the convertible debenture indenture to amounts not to exceed the sum of: (a) 75 percent of the Company's net income, plus (b) 75 percent of the net proceeds received by the Company from equity securities issued, excluding the November 1993 offering.

  The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in regulations) to risk-weighted assets, and of Tier I capital, and of Tier I capital to total assets. Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

  As of December 31, 1996, the most recent notification from the Federal Reserve Bank of Kansas City categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                       AS OF DECEMBER 31, 1996
                          ----------------------------------------------------
                                            FOR CAPITAL      TO BE CONSIDERED
                             ACTUAL      ADEQUACY PURPOSES   WELL CAPITALIZED
                          -------------  ------------------- -----------------
                          AMOUNT  RATIO   AMOUNT     RATIO    AMOUNT    RATIO
                          ------- -----  ---------- -------- --------- -------
                                       (DOLLARS IN THOUSANDS)
Total capital to risk
 weighted assets:
  Consolidated........... $22,418  8.3%  $   21,530     8.0% $  26,912   10.0%
  Bank subsidiary........  24,975  9.3%      21,483     8.0%    26,841   10.0%
Tier I capital to risk
 weighted assets:
  Consolidated...........  19,941  7.4%      10,764     4.0%    16,146    6.0%
  Bank subsidiary........  22,498  8.4%      10,739     4.0%    16,108    6.0%
Tier I capital to total
 assets:
  Consolidated...........  19,941  6.1%      12,990     4.0%    16,238    5.0%
  Bank subsidiary........  22,498  6.9%      12,911     4.0%    16,139    5.0%
                                       AS OF DECEMBER 31, 1995
                          ----------------------------------------------------
                                            FOR CAPITAL      TO BE CONSIDERED
                             ACTUAL      ADEQUACY PURPOSES   WELL CAPITALIZED
                          -------------  ------------------- -----------------
                          AMOUNT  RATIO   AMOUNT     RATIO    AMOUNT    RATIO
                          ------- -----  ---------- -------- --------- -------
                                       (DOLLARS IN THOUSANDS)
Total capital to risk
 weighted assets:
  Consolidated........... $17,871  8.7%  $   16,433     8.0% $  20,541   10.0%
  Bank subsidiary........  20,502 10.0%      16,401     8.0%    20,502   10.0%
Tier I capital to risk
 weighted assets:
  Consolidated...........  16,020  7.8%       8,215     4.0%    12,323    6.0%
  Bank subsidiary........  18,651  9.0%       8,198     4.0%    12,297    6.0%
Tier I capital to total
 assets:
  Consolidated...........  16,020  6.8%       9,423     4.0%    11,779    5.0%
  Bank subsidiary........  18,651  7.4%      10,081     4.0%    12,602    5.0%


11. EMPLOYEE BENEFIT PLANS

  Effective January 1, 1991, First State Bank adopted an employee tax-sheltered savings plan for substantially all full-time employees which provides a mandatory 50% matching by First State Bank of employee contributions up to a maximum of 6% of gross annual wages. Full vesting occurs after three years. Contributions to the plan totaled $105,788 in 1996, $70,391 in 1995 and $53,178 in 1994.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

12. COMMITMENTS AND CONTINGENCIES

  In the normal course of business, various commitments and contingent liabilities are outstanding, such as standby letters of credit and commitments to extend credit. These financial instruments with off balance sheet risk are not reflected in the financial statements. Financial instruments with off balance sheet risk involve elements of credit risk, interest rate risk, liquidity risk and market risk. Management does not anticipate any significant losses as a result of these transactions.

  The following table summarizes these financial instruments:

                                                          AS OF DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
      Commitments to extend credit..................... $46,883,000 $41,570,000
      Standby letters of credit........................   1,417,000   1,405,000

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

  Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

  The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  In the normal course of business, the Company is involved in various legal matters. After consultation with legal counsel, management does not believe the outcome of these legal matters will have an adverse impact on the Company's financial position.

13. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

  The assets of the Company, as parent company, consist primarily of the investment in its subsidiary bank and the parent company's marketable securities portfolio. The primary sources of the parent company's cash revenues are dividends from its subsidiary bank along with interest received from the marketable securities portfolio. This cash revenue is the source of funds for payment of interest on the convertible debentures issued by the parent company. Following are condensed financial statements of the parent company for December 31:

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CONDITION

                                                          AS OF DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and due from banks.............................. $     1,180 $     1,078
  Securities available for sale........................         --        2,000
  Investment in subsidiary.............................      23,104      19,263
  Goodwill.............................................         384         416
  Deferred tax asset...................................          32         343
  Other assets.........................................         279         398
                                                        ----------- -----------
    Total assets....................................... $    24,979 $    23,498
                                                        =========== ===========
LIABILITIES AND EQUITY CAPITAL:
  Liabilities--accounts payable and accrued expenses... $       141 $       124
  Estimated liabilities for credit card processing
   operation...........................................         --          198
  Convertible debentures...............................       3,788       5,750
  Equity capital.......................................      21,050      17,426
                                                        ----------- -----------
    Total liabilities and equity capital............... $    24,979 $    23,498
                                                        =========== ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1996      1995     1994
                                                   -------- --------  --------
                                                    (DOLLARS IN THOUSANDS)
Income:
  Cash dividends from subsidiaries................ $   --   $    --   $   --
  Loss from credit card processing operation......     --     (1,208)    (158)
  Other income....................................      67       176      203
                                                   -------  --------  -------
    Total income (loss)...........................      67    (1,032)      45
                                                   -------  --------  -------
Expenses:
  Interest expense................................     362       405      408
  Amortization....................................     158       176      176
  Legal...........................................      57        56       78
  Consulting......................................      65        62       54
  Other...........................................     173       255       28
                                                   -------  --------  -------
    Total expense.................................     815       954      744
                                                   -------  --------  -------
Loss before income taxes and undistributed income
 of bank subsidiary...............................    (748)   (1,986)    (699)
Income tax benefit................................     148       596      228
Undistributed income of bank subsidiary...........   2,661     3,065    2,862
                                                   -------  --------  -------
Net Income........................................ $ 2,061  $  1,675  $ 2,391
                                                   =======  ========  =======

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

                      CONDENSED STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income..................................... $  2,061  $  1,675  $  2,391
                                                  --------  --------  --------
  Adjustments to reconcile net income to cash
   used by operations:
    Amortization of goodwill.....................       32        32        33
    Undistributed income of bank subsidiaries....   (2,661)   (3,064)   (3,020)
    Loss from investment in credit card
     operation...................................      --      1,208       158
    (Increase) decrease in other assets..........      356      (255)      186
    Increase (decrease) in other liabilities,
     net.........................................     (181)      121        35
                                                  --------  --------  --------
      Total adjustments..........................   (2,454)   (1,958)   (2,608)
                                                  --------  --------  --------
      Net cash used by operating activities......     (393)     (283)     (217)
Cash flows from investing activities:
  Sale of investment securities..................      --      3,998       496
  Maturity of investment securities..............    2,000     1,000       500
  Purchase of investment securities..............      --     (2,494)     (483)
                                                  --------  --------  --------
      Net cash provided by investing activities..    2,000     2,504       513
                                                  --------  --------  --------
Cash flows from financing activities:
  Common stock issued............................      154       --        --
  Capital contributions to subsidiary bank.......   (1,250)     (500)     (500)
  Contributions and loans to credit card
   processing operation..........................      --       (523)     (650)
  Dividends paid.................................     (409)     (303)     (126)
                                                  --------  --------  --------
      Net cash used by financing activities......   (1,505)   (1,326)   (1,276)
                                                  --------  --------  --------
Increase in cash and due from banks..............      102       895      (980)
Cash and due from banks at beginning of year.....    1,078       183     1,163
                                                  --------  --------  --------
Cash and due from banks at end of year........... $  1,180  $  1,078  $    183
                                                  ========  ========  ========

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (FAS 107), requires disclosure of current fair value of all financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. FAS 107 defines fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

  Financial instruments are defined as cash, evidence of ownership in an entity, or a contract that both imposes on one entity a contractual obligation: (1) to deliver cash or another financial instrument to a second entity, or (2) to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to the second entity a contractual right: (a) to receive cash or another financial instrument from the first entity, or (b) to exchange other financial instruments on potentially favorable terms with the first entity.

  Fair value estimates are made at a specific point in time based on available relevant market information about the financial instrument. However, a significant portion of the Company's financial instruments, such as

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES commercial real estate loans, do not currently have an active marketplace in which they can be readily sold or purchased to determine fair value. Consequently, fair value estimates for those financial instruments are based on assumptions made by management regarding the financial instrument's credit risk characteristics, prevailing interest rates, future estimated cash flows, expected loss experience, current and future economic conditions and other factors which affect fair value. As a result, these fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Accordingly, changes in management's assumptions could cause the fair value estimates to deviate substantially. Further, these estimates do not reflect any additional premium or discount that could result from offering for sale, at one time, the Company's entire holdings of a particular financial instrument or any estimated transaction costs. Lastly, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in the estimates.

  The carrying values and estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                  1996              1995
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
Financial assets:
  Cash and due from banks.................. $ 15,712 $ 15,712 $ 14,787 $ 14,787
  Marketable securities available for
   sale....................................   21,048   21,048   17,504   17,504
  Marketable securities held to maturity...   19,547   19,597   21,172   21,345
  Loans, net...............................  250,926  250,503  182,009  182,898
  Accrued interest receivable..............    2,002    2,002    1,960    1,960
Financial liabilities:
  Deposits.................................  277,353  278,000  218,846  219,705
  Securities sold under repurchase
   agreements..............................   13,929   13,929    8,913    8,913
  Long-term debt...........................    4,006    4,043    5,985    6,101
  Federal Home Loan Bank advances..........    4,970    4,970      --         -

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Cash and due from banks. Carrying value approximates fair value since these instruments are payable on demand and do not present credit concerns.

  Federal funds sold and interest-bearing deposits with banks. Carrying value approximates fair value since these instruments have short-term maturities and do not present credit concerns.

  Marketable securities available for sale and held to maturity. The estimated fair value of securities available for sale and held to maturity is based on independent dealer quotations or published market price bid quotes.

  Loans, net. The estimated fair value of the loan portfolio is calculated by discounting scheduled cash flows over the estimated maturity of loans using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities or repricing terms. Credit risk is accounted for through a reduction of contractual cash flows by loss estimates of classified loans and as a component of the discount rate.

                  FIRST STATE BANCORPORATION AND SUBSIDIARIES

  Accrued interest receivable. Carrying value of interest receivable approximates fair value, since these instruments have short-term maturities.

  Deposits. The estimated fair value of deposits with no stated maturity, such as demand deposits, savings accounts and money market deposits, approximates the amounts payable on demand at December 31, 1996 and 1995. The fair value of fixed maturity certificates of deposit is estimated by discounting the future contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

  Securities sold under repurchase agreements. The estimated fair value of securities sold under repurchase agreements, which reset frequently to market interest rates, approximate fair value.

  Long-term debt. Long-term debt consists primarily of subordinated debentures which are callable at the Company's option; their fair value is therefore considered to be their call price.

  Federal Home Loan Bank Advances. Federal Home Loan Bank advances reprice at least monthly; accordingly their carrying value is considered to approximate their fair value.

  Off Balance Sheet Items. The estimated fair values of the Company's off balance sheet items are not material to the fair value of financial instruments included in the statement of financial condition. Rates currently available to the Company and subsidiary for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

15. CREDIT CARD PROCESSING OPERATION

  As of December 31, 1995, the Company decided to abandon its 48% limited partnership investment in Credit Card Services, Ltd. (CCS), effective April 1, 1996. CCS is a credit card processing operation located in Henderson, Nevada. The Company's initial investment in CCS was made in June 1994. The loss from abandonment includes the Company's limited partnership investment, loans to the partnership and commitments for advances to the partnership. The following is a summary of the loss from CCS:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                         1995         1994
                                                     ------------- ------------
      Equity in losses from operations.............. $     278,000 $   158,000
      Loss from abandonment of limited partnership
       interest..................................... $     930,000         --
                                                     ------------- -----------
                                                     $   1,208,000 $   158,000
                                                     ============= ===========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE IN THIS PROSPEC-TUS, AND, IF GIVEN OR MADE, THE INFORMATION AND REPRESENTATIONS MUST BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Summary Consolidated Financial Data........................................   5
Risk Factors...............................................................   6
The Company................................................................  10
Recent Developments........................................................  16
Use of Proceeds............................................................  17
Market for Common Stock and Dividends......................................  17
Capitalization.............................................................  18
Selected Consolidated Financial Data.......................................  19
Management's Discussion and Analysis of
 Financial Condition and Results of Operations For the Years Ended
 December 31, 1996, 1995 and 1994..........................................  20
Regulation and Supervision.................................................  30
Management.................................................................  37
Description of the Debentures..............................................  44
Description of Capital Stock...............................................  53
Underwriting...............................................................  58
Legal Matters..............................................................  60
Experts....................................................................  60
Available Information......................................................  60
Incorporation of Certain Documents by Reference............................  60
Index to Consolidated Financial Statements................................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    $

                          FIRST STATE BANCORPORATION

                            % SUBORDINATED DEBENTURES

                                 DUE 2017

                                ---------------

                                  PROSPECTUS

                                ---------------

                      KEEFE, BRUYETTE & WOODS, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following statement states the estimated amounts of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the Offering:

   SEC Registration Fee............................................... $  4,182
   NASD Filing Fee....................................................    1,880
   NASDAQ Listing Fee.................................................   10,000
   Legal Fees and Expenses............................................   55,000
   Trustee and Transfer Agent Fees and Expenses.......................    4,250
   Accounting Fees and Expenses.......................................   49,500
   Printing, Mailing, and Publication Expenses........................   19,500
   Blue Sky Fees and Expenses.........................................    2,500
   Miscellaneous Expenses.............................................    5,000
                                                                       --------
     TOTAL FEES AND EXPENSES.......................................... $151,812
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Bylaws provide that the Company will indemnify all directors, officers and employees of the Company to the fullest extent now permitted by the New Mexico Business Corporation Act (the "NMBCA"). Under these provisions any director, officer or employee who is made a party to any suit or proceeding will be indemnified if (i) such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, (ii) with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful and (iii) in all other cases, that his conduct was at least not opposed to the best interests of the Company. The NMBCA further provides that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation, the Bylaws, an agreement, a resolution of shareholders or directors or otherwise that are not inconsistent with the NMBCA. Pursuant to the Bylaws and the NMBCA, the Company cannot indemnify a director in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he is adjudged liable on the basis that personal benefit was improperly received by him.

  In addition, the Company's Articles of Incorporation provide that to the fullest extent now or hereafter permitted by New Mexico law, the Company's directors will not be liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as directors unless any such director has breached or failed to perform the duties of the director's office in compliance with Subsection 43-11-35(B) of the NMBCA (duty of care) and the breach or failure to perform constitutes negligence, willful misconduct or recklessness in the case of a director who has either an ownership interest in the Company or receives compensation of more than $2,000 from the Company in any calendar year, or willful misconduct or recklessness in the case of a director who does not have an ownership interest in the Company and does not receive compensation of more than $2,000 in any calendar year. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company and its stockholders, for acts or omissions not undertaken in good faith or involving intentional misconduct or knowing violations of law, for liability arising under Section 53-11-46 of the NMBCA (relating to the unlawful payment of distributions, and purchase or redemption of the Company's stock), or for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS.

  The following exhibits are either filed herewith or incorporated by reference to documents previously filed as indicated below:

   EXHIBITS                             DESCRIPTION
   --------                             -----------
    1       Form of Purchase Agreement
    3.1     Restated Articles of Incorporation of the Company
    3.2     Bylaws of the Company(1)
    4.1     Form of Indenture between the Company and First Trust National
            Association, as Trustee, with respect to the Debentures
    4.2     Specimen Convertible Subordinated Debenture (found at Article II of the Form of Indenture filed as Exhibit 4.1)
    4.3     Shareholder Protection Rights Agreement, dated as of October 25,
            1996, between the Company and American Securities Transfer & Trust,
            Incorporated, as Rights Agent(3)
    5       Form of Opinion of Hinkle, Cox, Eaton, Coffield & Hensley, L.L.P.,
            regarding binding obligation of the Convertible Subordinated
            Debentures being offered
   10.1     Stock Option Plan of the Company(1)
   10.2     Stock Option Agreement with Michael R. Stanford(1)
   10.3     Lease agreement between the Company and Horn Distributing, Herman
            N. Wisenteiner, President(2)
   10.4     Executive Income Protection Plan(2)
   12.1     Statement re Computation of Ratio of Earnings to Fixed Charges
   23.1     Consent of Hinkle, Cox, Eaton, Coffield & Hensley, L.L.P. (included in Exhibit 5)
   23.2     Consent of KPMG Peat Marwick LLP
   24       Power of Attorney*
   25       Form T-1: Statement of Eligibility of Trustee

--------

 * Previously filed.

(1) Incorporated by reference from the Company's Registration Statement on Form SB-2, Commission File No. 33-68166, declared effective November 3, 1993.

(2) Incorporated by reference from the Company's Form 10-QSB for the quarter ended June 30, 1996.

(3) Incorporated by reference from the Company's Form 10-QSB for the quarter ended September 30, 1996.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information stated in the Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information in the Registration Statement;

    (2) That, to determine any liability under the Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, to determine any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15 (d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether its indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

  The undersigned Registrant hereby undertakes that:

    (a) To determine any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this registration statement as of the time it was declared effective.

    (b) To determine any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN ALBUQUERQUE, NEW MEXICO, ON APRIL 23, 1997.

                                          First State Bancorporation

                                                          *
                                          By: _________________________________
                                            CHIEF EXECUTIVE OFFICER,PRESIDENT
                                                       AND DIRECTOR

                               POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 23, 1997.


              SIGNATURE                        TITLE
              ---------                        -----

                  *                    Chief Executive Officer,
---------------------------------       President, and Director
         MICHAEL R. STANFORD


                 *                     Executive Vice President,
---------------------------------       Chief Operating Officer
           H. PATRICK DEE               and Director



                *                      Senior Vice President and
---------------------------------       Chief Financial Officer
         BRIAN C. REINHARDT             (Principal Financial and
                                        Accounting Officer)


                *                      Chairman of the
---------------------------------       Board and Director
          ELOY A. JEANTETE



               *                        Director
---------------------------------
     LEONARD J. DELAYO, JR.


               *                        Director
---------------------------------
      BRADFORD M. JOHNSON



               *                        Director
---------------------------------
        SHERMAN MCCORKLE



               *                        Director
---------------------------------
     DOUGLAS M. SMITH, M.D.



               *                        Director
---------------------------------
     HERMAN N. WISENTEINER



               *                        Director
---------------------------------
       MANUEL LUJAN, JR.



*By:   /s/ Brian C. Reinhardt
    -----------------------------
       BRIAN C. REINHARDT
        ATTORNEY-IN FACT

                               INDEX TO EXHIBITS

                                                                  SEQUENTIALLY
 EXHIBITS                      DESCRIPTION                        NUMBERED PAGE
 --------                      -----------                        -------------
  1       Form of Purchase Agreement
  3.1     Restated Articles of Incorporation of the Company
  3.2     Bylaws of the Company(1)
  4.1     Form of Indenture between the Company and First Trust
          National Association, as Trustee, with respect to the
          Debentures
  4.2     Specimen Convertible Subordinated Debenture (found at
          Article II of the Form of Indenture filed as Exhibit
          4.1)
  4.3     Shareholder Protection Rights Agreement, dated as of
          October 25, 1996, between the Company and American
          Securities Transfer & Trust, Incorporated, as Rights
          Agent(3)
  5       Form of Opinion of Hinkle, Cox, Eaton, Coffield &
          Hensley, L.L.P., regarding binding obligation of the
          Convertible Subordinated Debentures being offered
 10.1     Stock Option Plan of the Company(1)
 10.2     Stock Option Agreement with Michael R. Stanford(1)
 10.3     Lease agreement between the Company and Horn
          Distributing, Herman N. Wisenteiner, President(2)
 10.4     Executive Income Protection Plan(2)
 12.1     Statement re Computation of Ratio of Earnings to
          Fixed Charges
 23.1     Consent of Hinkle, Cox, Eaton, Coffield & Hensley,
          L.L.P. (included in Exhibit 5)
 23.2     Consent of KPMG Peat Marwick LLP
 24       Power of Attorney*
 25       Form T-1: Statement of Eligibility of Trustee

--------

 *  Previously filed.

(1) Incorporated by reference from the Company's Registration Statement on Form SB-2, Commission File No. 33-68166, declared effective November 3, 1993.

(2) Incorporated by reference from the Company's Form 10-QSB for the quarter ended June 30, 1996.

(3) Incorporated by reference from the Company's Form 10-QSB for the quarter ended September 30, 1996.